amazon.com

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS
To Be Held on Thursday, May 24, 2012

The 2012 Annual Meeting of Shareholders of Amazon.com, Inc. (the "Annual Meeting") will be held at 9:00 a.m., Pacific Time, on Thursday, May 24, 2012, at the Seattle Art Museum, Plestcheeff Auditorium, 1300 First Avenue, Seattle, Washington 98101, for the following purposes:

1. To elect the ten directors named in the Proxy Statement to serve until the next Annual Meeting of Shareholders or until their respective successors are elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2012;

3. To approve the material terms of the performance goals, as amended, pursuant to Section 162(m) of the Internal Revenue Code (the "Code") in our 1997 Stock Incentive Plan (the "1997 Plan");

4. To consider and act upon two shareholder proposals, if properly presented at the Annual Meeting; and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Our Board of Directors recommends you vote (i) "FOR" the election of each of the nominees to the Board; (ii) "FOR" the ratification of the appointment of Ernst & Young LLP as independent auditors; (iii) "FOR" approval of the material terms of the Section 162(m) performance goals, as amended, in the 1997 Plan; and (iv) "AGAINST" each of the two shareholder proposals.

The Board of Directors has fixed April 2, 2012 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors

L. Michelle Wilson
Secretary

Seattle, Washington
April 13, 2012

AMAZON.COM, INC.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
To Be Held on Thursday, May 24, 2012

General

The enclosed proxy is solicited by the Board of Directors of Amazon.com, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held at 9:00 a.m., Pacific Time, on Thursday, May 24, 2012, at the Seattle Art Museum, Plestcheeff Auditorium, 1300 First Avenue, Seattle, Washington 98101, and at any adjournment or postponement thereof. Our principal offices are located at 410 Terry Avenue North, Seattle, WA 98109. This Proxy Statement is first being made available via the Internet to our shareholders on or about April 13, 2012.

Outstanding Securities and Quorum

Only holders of record of our common stock, par value $0.01 per share, at the close of business on April 2, 2012, the record date, will be entitled to notice of, and to vote at, the Annual Meeting. On that date, we had 450,503,183 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each other item to be voted on at the Annual Meeting.

A majority of the outstanding shares of common stock present in person or represented by proxy constitutes a quorum for the transaction of business at the Annual Meeting. Abstentions and broker nonvotes will be included in determining the presence of a quorum at the Annual Meeting.

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder. On April 13, 2012, we mailed a Notice of Internet Availability of Proxy Materials to our shareholders (other than those who previously requested electronic or paper delivery of proxy materials), directing shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials via e-mail unless you elect otherwise.

Proxy Voting

Shares that are properly voted on the Internet or by telephone or for which proxy cards are properly executed and returned will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted in accordance with the Board's recommendations as follows: "FOR" the election of each of the nominees to the Board named herein; "FOR" the ratification of the appointment of our independent auditors; "FOR" approval of the material terms of the Section 162(m) performance goals, as amended, in the 1997 Plan; and "AGAINST" each of the two shareholder proposals. It is not expected that any additional matters will be brought before the Annual Meeting, but if other matters are properly presented, the persons named as proxies in the accompanying proxy card will vote in their discretion on such matters.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by certificates or book entries in your name so that you appear as a shareholder on the records of BNY Mellon Shareowner Services, our stock transfer agent, you may vote by proxy, meaning you authorize individuals named on the proxy card to vote your shares. You may provide this authorization by voting via the Internet, by telephone or (if you have requested paper copies of our proxy materials) by returning a proxy card. In these circumstances, if you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm or other nominee, you may instruct that institution on how to vote your shares. You may provide these instructions by voting via the Internet, by telephone or (if you have requested paper copies of proxy materials through your bank, brokerage firm or other nominee) by returning a voting instruction form received from that institution. In these circumstances, if you do not provide voting instructions, the institution may nevertheless vote your shares on your behalf with respect to the ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2012, but not on any other matters being considered at the meeting.

A nominee for director shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election. If the votes cast for any nominee do not exceed the votes cast against the nominee, the Board will consider whether to accept or reject such director's resignation, which is tendered to the Board pursuant to the Board of Directors Guidelines on Significant Corporate Governance Issues. Abstentions and broker nonvotes will have no effect on the outcome of the election. Broker nonvotes occur when a person holding shares in street name, such as through a brokerage firm, does not provide instructions as to how to vote those shares and the broker does not then vote them on the shareholder's behalf.

For all other matters proposed for a vote at the Annual Meeting, the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote on the matter is required to approve the matter. For these matters, abstentions will be counted as present at the Annual Meeting and will have the effect of a vote against the matter, and broker nonvotes, if any, will have no effect on the outcome of these matters.

Using the Internet or telephone helps save money by reducing postage and proxy tabulation costs.

VOTE BY INTERNET	VOTE BY TELEPHONE
Shares Held of Record: *http://bnymellon.mobular.net/bnymellon/amzn* *http://www.proxyvoting.com/amzn* **Shares Held in Street Name:** *http://www.proxyvote.com* 24 hours a day / 7 days a week	**Shares Held of Record:** (866) 540-5760 **Shares Held in Street Name:** *See Voting Instruction Form* 24 hours a day / 7 days a week
INSTRUCTIONS:	**INSTRUCTIONS:**
• Read this Proxy Statement. • Go to the applicable website listed above. • Have your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form in hand and follow the instructions.	• Read this Proxy Statement. • Call the applicable number noted above. • Have your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form in hand and follow the instructions.

We encourage you to register to receive all future shareholder communications electronically, instead of in print. This means that access to the annual report, proxy statement, and other correspondence will be delivered to you via e-mail.

Attendance and Voting at the Annual Meeting

If you own common stock of record, you may attend the Annual Meeting and vote in person, regardless of whether you have previously voted by proxy card, on the Internet or by telephone. If you own common stock in street name, you may attend the Annual Meeting, but in order to vote your shares at the meeting you must obtain a "legal proxy" from the bank, brokerage firm or other nominee that holds your shares. You should contact your bank or brokerage account representative to learn how to obtain a legal proxy. We encourage you to vote your shares in advance of the Annual Meeting by one of the methods described above, even if you plan on attending the Annual Meeting. If you have already voted prior to the meeting, you may nevertheless change or revoke your vote at the Annual Meeting as described below. You can find directions to the Annual Meeting at *www.amazon.com/ir.*

Revocation

If you own common stock of record, you may revoke your proxy or change your voting instructions at any time before your shares are voted at the Annual Meeting by delivering to the Secretary of Amazon.com a written notice of revocation or a duly executed proxy (via the Internet or telephone or by returning a proxy card) bearing a later date or by attending the Annual Meeting and voting in person. Any shareholder owning common stock in street name may revoke or change voting instructions by contacting the bank, brokerage firm or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Annual Meeting.

ITEM 1—ELECTION OF DIRECTORS

In accordance with our Bylaws, the Board has fixed the number of directors constituting the Board at ten. The Board, including the Nominating and Corporate Governance Committee, proposed that the following ten nominees be elected at the Annual Meeting, each of whom will hold office until the next Annual Meeting or until his or her successor shall have been elected and qualified:

- Jeffrey P. Bezos
- Tom A. Alberg
- John Seely Brown
- William B. Gordon
- Jamie S. Gorelick
- Blake G. Krikorian
- Alain Monié
- Jonathan J. Rubinstein
- Thomas O. Ryder
- Patricia Q. Stonesifer

Each of the nominees is currently a director of Amazon.com and has been elected to hold office until the 2012 Annual Meeting or until his or her successor has been elected and qualified. Mr. Krikorian was elected as a director by the Board on September 8, 2011, and Ms. Gorelick was elected as a director by the Board on February 9, 2012. The other nominees were most recently elected at the 2011 Annual Meeting. Biographical and related information on each nominee is set forth below.

Although the Board expects that the ten nominees will be available to serve as directors, if any of them should be unwilling or unable to serve, the Board may decrease the size of the Board or may designate substitute nominees, and the proxies will be voted in favor of any such substitute nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH NOMINEE.

Director Nominees' Biographical and Related Information

In evaluating the nominees for the Board of Directors, the Board and the Nominating and Corporate Governance Committee took into account the qualities they seek for directors, as discussed below under

"Corporate Governance" and "Board Meetings and Committees," and the directors' individual qualifications, skills and background that enable the directors to effectively and productively contribute to the Board's oversight of Amazon.com. These individual qualifications and skills are included below in each nominee's biography.

Jeffrey P. Bezos, age 48, has been Chairman of the Board since founding the Company in 1994 and Chief Executive Officer since May 1996. Mr. Bezos served as President from founding until June 1999 and again from October 2000 to the present. Mr. Bezos' individual qualifications and skills as a director include his leadership and vision, his customer-focused point of view, his willingness to encourage invention, his long-term perspective and his on-going contributions as founder and CEO.

Tom A. Alberg, age 72, has been a director since June 1996. Mr. Alberg has been a managing director of Madrona Venture Group, LLC, a venture capital firm, since September 1999, and a principal in Madrona Investment Group, LLC, a private investment firm, since January 1996. Mr. Alberg's individual qualifications and skills as a director include his experience as a venture capitalist investing in technology companies, through which he gained experience with emerging technologies, his experience as a lawyer, his knowledge of Amazon.com from having served as a director since 1996, as well as his customer experience skills and skills relating to financial statement and accounting matters.

John Seely Brown, age 71, has been a director since June 2004. Mr. Brown has served as a Visiting Scholar and Advisor to the Provost at the University of Southern California since 1996 and as Independent Co-Chairman of the Deloitte Center for the Edge since 2006. He was the Chief Scientist of Xerox Corporation until April 2002, and director of the Xerox Palo Alto Research Center (PARC) until June 2000. Mr. Brown has served as a director of Corning Incorporated since February 1996, and of Varian Medical Systems, Inc. since February 1998. Mr. Brown was a director of Polycom, Inc. from August 1999 through August 2007. Mr. Brown's individual qualifications and skills as a director include his experience in senior positions with a leading university and a technology research facility (PARC), his role as Chief Scientist at a global technology company, through which he gained experience with emerging technologies, as well as his customer experience skills.

William B. Gordon, age 62, has been a director since April 2003. Mr. Gordon has been a partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since June 2008. Mr. Gordon is a co-founder of Electronic Arts, Inc. where he served as its Executive Vice President and Chief Creative Officer from March 1998 to May 2008. Mr. Gordon has served as a director of Zynga Inc. since July 2008. Mr. Gordon's individual qualifications and skills as a director include his leadership and entrepreneurial experience as a senior executive and co-founder of a software and gaming company (Electronic Arts), through which he gained experience with emerging technologies and consumer-focused product development and marketing issues, experience as a venture capitalist investing in technology companies, as well as his customer experience skills and skills relating to financial statement and accounting matters.

Jamie S. Gorelick, age 61, has been a director since February 2012. Ms. Gorelick has been a partner with the law firm Wilmer Cutler Pickering Hale and Dorr LLP since July 2003 and previously was Deputy Attorney General of the United States. Ms. Gorelick has been a director of United Technologies Corporation since February 2000 and was a director of Schlumberger Limited from April 2002 to June 2010. Ms. Gorelick's individual qualifications and skills as a director include her experience as a lawyer, her leadership experience in senior governmental positions, including experience with regulatory and compliance matters, as well as her customer experience skills and skills relating to public policy and financial statement and accounting matters.

Blake G. Krikorian, age 44, has been a director since September 2011. Mr. Krikorian is the founder of id8 Group Productions, Inc., a technology consulting and incubation firm, where he has served as CEO since January 2009. He was the co-founder of Sling Media Inc., a digital television technology company that was acquired by EchoStar Holding Corporation in October 2007, and served as its Chairman and CEO from its founding in July 2004 until January 2009. Mr. Krikorian's individual qualifications and skills as a director include his leadership and entrepreneurial experience as a senior executive and co-founder of a digital television technology company (Sling Media), through which he gained experience with emerging technologies and consumer-focused product development and marketing issues, as well as his customer experience skills.

Alain Monié, age 61, has been a director since November 2008. Mr. Monié has served as President and Chief Executive Officer of Ingram Micro Inc., a large technology distributor, since January 2012, and President and Chief Operating Officer from November 2011 to January 2012, and he was elected to Ingram Micro Inc.'s board of directors in November 2011. He was CEO of APRIL Management Pte Ltd., a multinational industrial company based in Singapore, from August 2010 through October 2011. Before serving at APRIL Pte. Ltd., Mr. Monié was President and Chief Operating Officer of Ingram Micro Inc. from August 2007 to August 2010, and served as Executive Vice President and President of Ingram Micro Asia-Pacific from January 2004 to August 2007. Mr. Monié was a director of Jones Lang LaSalle Incorporated from October 2005 to May 2009. Mr. Monié's individual qualifications and skills as a director include his leadership experience as a senior executive at large corporations with international operations, experience in technology markets from his roles at Ingram Micro Inc., as well as his customer experience skills and skills relating to financial statement and accounting matters.

Jonathan J. Rubinstein, age 55, has been a director since December 2010. Mr. Rubinstein was Senior Vice President, Product Innovation, for the Personal Systems Group at the Hewlett-Packard Company ("HP"), a multinational information technology company, from July 2011 through January 2012, and served as Senior Vice President and General Manager, Palm Global Business Unit, at HP from July 2010 through July 2011. Mr. Rubinstein was Chief Executive Officer and President of Palm, Inc., a smartphone manufacturer, from June 2009 until its acquisition by HP in July 2010, and Chairman of the Board of Palm, Inc. from October 2007 through the acquisition. Mr. Rubinstein was a director of Immersion Corporation from October 1999 to October 2007. Mr. Rubinstein's individual qualifications and skills as a director include his leadership and technology experience as a senior executive at large technology companies, through which he gained experience with hardware devices and emerging technologies, as well as his customer experience skills and skills relating to financial statement and accounting matters.

Thomas O. Ryder, age 67, has been a director since November 2002. Mr. Ryder was Chairman of the Reader's Digest Association, Inc. from April 1998 to December 2006, and was Chief Executive Officer from April 1998 to December 2005. Mr. Ryder has been a director of Starwood Hotels & Resorts Worldwide, Inc. since April 2001, a director of RPX Corporation since December 2009, and a director of Quad/Graphics, Inc. since July 2010. He was Chairman of the Board of Directors at Virgin Mobile USA, Inc. from October 2007 to November 2009. Mr. Ryder's individual qualifications and skills as a director include his leadership experience as a senior executive of a large media and publishing company (Reader's Digest), through which he gained experience with intellectual property and media markets, as well as his customer experience skills and skills relating to financial statement and accounting matters.

Patricia Q. Stonesifer, age 55, has been a director since February 1997. Ms. Stonesifer is Vice Chair of the Board of Regents of the Smithsonian Institution, where she served as Chair from January 2009 to January 2012. Since September 2008, she has served as senior advisor to the Bill and Melinda Gates Foundation, where she was Chief Executive Officer from January 2006 to September 2008 and President and Co-chair from June 1997 to January 2006. Since September 2009, she has also served as a private philanthropy advisor. From 1988 to 1997, she worked in many roles at Microsoft Corporation, including as a Senior Vice President of the Interactive Media Division. Ms. Stonesifer's individual qualifications and skills as a director include her leadership experience as a senior executive at the Bill and Melinda Gates Foundation and at Microsoft, through which she gained experience with emerging technologies and consumer-focused product development and marketing issues, her knowledge of Amazon.com from having served as a director since 1997, as well as her customer experience skills and skills relating to public policy and financial statement and accounting matters.

Corporate Governance

General

Board Leadership. The Board is responsible for the control and direction of the Company. The Board represents the shareholders and its primary purpose is to build long-term shareholder value. The Chair of the Board is selected by the Board and currently is the CEO, Jeff Bezos. The Board believes that this leadership structure is appropriate given Mr. Bezos' role in founding Amazon.com and his significant ownership stake. The Board believes that this leadership structure improves the Board's ability to focus on key policy and operational issues and helps the Company operate in the long-term interests of shareholders. In addition, the independent directors on the Board have appointed a lead director from the Board's independent directors, currently Mr. Alberg. The lead director presides over the executive sessions of the independent directors, chairs Board meetings in the Chair's absence, and provides direction on agendas, schedules and materials for Board meetings that will be most helpful to the independent directors.

Director Independence. The Board has determined that the following directors are independent as defined by Nasdaq rules: Mr. Alberg, Mr. Brown, Mr. Gordon, Ms. Gorelick, Mr. Krikorian, Mr. Monié, Mr. Rubinstein, Mr. Ryder, and Ms. Stonesifer. In assessing directors' independence, the Board took into account certain transactions, relationships and arrangements involving some of the directors and concluded that such transactions, relationships and arrangements did not impair the independence of the director. For Mr. Monié, the Board considered that Amazon.com in the ordinary course of business purchased products in each of the past three years from Ingram Micro Inc. during times when Mr. Monié served as an executive officer of that company, but such payments were not significant for either Amazon.com or Ingram Micro. For Mr. Rubinstein, the Board considered that Amazon.com in the ordinary course of business purchased products in 2010 from the Palm Global Business Unit of HP, of which he was Senior Vice President and General Manager until July 2011, and from HP, where he served as Senior Vice President, Product Innovation, from July 2011 to January 2012, but such payments were not significant for Amazon.com, the Palm Global Business Unit, or HP. For Messrs. Alberg, and Gordon, the Board considered that executive officers have in the past and may in the future invest in investment funds managed by entities where Messrs. Alberg or Gordon are managing directors or partners, and that Amazon.com has in the past and may in the future invest in such funds and engage in transactions with companies in which these funds have invested. In addition, executive officers have in the past and may in the future directly invest in companies in which investment funds managed by these entities have also invested. For Mr. Ryder, the Board considered that his son-in-law has been employed with Amazon.com since 2008 in a non-officer and non-strategic position, as disclosed in "Certain Relationships and Related Person Transactions."

Risk Oversight. As part of regular Board and committee meetings, the directors oversee executives' management of risks relevant to the Company. While the full Board has overall responsibility for risk oversight, the Board has delegated responsibility related to certain risks to the Audit Committee and the Leadership Development and Compensation Committee. The Audit Committee is responsible for overseeing management of risks related to our financial statements and financial reporting process, the qualifications, independence and performance of our independent auditors, the performance of our internal audit function, and our compliance with legal and regulatory requirements. The Leadership Development and Compensation Committee is responsible for overseeing management of risks related to succession planning and compensation of our executive officers and to our overall compensation program, including our equity-based compensation plans. The full Board regularly reviews reports from management on various aspects of our business, including related risks and tactics and strategies for addressing them. At least annually, the Board reviews our CEO succession planning as described in our Board of Directors Guidelines on Significant Corporate Governance Issues.

Corporate Governance Documents. Please visit our investor relations website at *www.amazon.com/ir*, "Corporate Governance" for additional information on our corporate governance, including:

- our Certificate of Incorporation and Bylaws;
- the Board of Directors Guidelines on Significant Corporate Governance Issues, which includes policies on shareholder communications with the Board, director attendance at our annual meetings, director resignations to facilitate majority voting and succession planning;
- the charters approved by the Board for the Audit Committee, the Leadership Development and Compensation Committee, and the Nominating and Corporate Governance Committee; and
- the Code of Business Conduct and Ethics.

Board Meetings and Committees

The Board meets regularly during the year and holds special meetings and acts by unanimous written consent whenever circumstances require. During 2011, there were four meetings of the Board, and all directors attended at least 75% of the aggregate of the meetings of the Board and committees occurring during the year while they were members. All nominees who were then directors, with the exception of Ms. Stonesifer, attended the 2011 Annual Meeting of Shareholders.

The Board has established an Audit Committee, a Leadership Development and Compensation Committee, and a Nominating and Corporate Governance Committee, each of which is comprised entirely of independent directors as defined by Nasdaq rules. The Committees keep the Board informed of their actions and provide assistance to the Board in fulfilling its oversight responsibility to shareholders. The table below provides current membership information as well as meeting information for the last fiscal year.

Name	Audit Committee	Leadership Development and Compensation Committee	Nominating and Corporate Governance Committee
Jeffrey P. Bezos			
Tom A. Alberg	X		
John Seely Brown			X
William B. Gordon		X*	
Jamie S. Gorelick		X	
Blake G. Krikorian			X
Alain Monié	X		
Jonathan J. Rubinstein		X	
Thomas O. Ryder	X*		
Patricia Q. Stonesifer			X*
Total Meetings in 2011	6	4	5

* Committee Chair

The functions performed by these Committees, which are set forth in more detail in their charters, are summarized below. The Board has determined that the directors serving on each of these Committees satisfy applicable Nasdaq standards for independence.

Audit Committee. The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to our financial statements and financial reporting process, the qualifications, independence and performance of our independent auditors, the performance of our internal audit function, and our compliance with legal and regulatory requirements. The Board has determined that Mr. Alberg is an Audit Committee Financial Expert, as defined by Securities and Exchange Commission ("SEC") rules.

Leadership Development and Compensation Committee. The Leadership Development and Compensation Committee evaluates our programs and practices relating to leadership development, reviews and establishes compensation of the Company's executive officers, and oversees our overall compensation program, including our equity-based compensation plans, all with a view toward maximizing long-term shareholder value. The Committee may engage compensation consultants but did not do so in 2011. Additional information on the Committee's processes and procedures for considering and determining executive compensation is contained in the "Compensation Discussion and Analysis" section of this Proxy Statement.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews and assesses the composition of the Board, assists in identifying potential new candidates for director, recommends candidates for election as director, and provides a leadership role with respect to our corporate governance. The Nominating and Corporate Governance Committee also recommends to the Board compensation for newly elected directors and reviews director compensation as necessary.

Director Nominations. The Nominating and Corporate Governance Committee considers candidates for director who are recommended by its members, by other Board members, by shareholders and by management, as well as those identified by any third party search firms retained to assist in identifying and evaluating possible candidates. Mr. Krikorian and Ms. Gorelick both were initially recommended to the Nominating and Corporate Governance Committee by other directors. The Nominating and Corporate Governance Committee considers all aspects of a candidate's qualifications in the context of the company's needs at that point in time and, as stated in the Board of Directors Guidelines on Significant Corporate Governance Issues, seeks out candidates with a diversity of experience and perspectives. When considering candidates as potential Board members, the Board and the Nominating and Corporate Governance Committee evaluate their ability to contribute to such diversity. The Board assesses its effectiveness in this regard as part of its annual board and director evaluation process.

Among the qualifications, qualities and skills of a candidate considered important by the Nominating and Corporate Governance Committee are a commitment to representing the long-term interests of the shareholders; customer experience skills; internet savvy; an inquisitive and objective perspective; the willingness to take appropriate risks; leadership ability; personal and professional ethics, integrity and values; practical wisdom and sound judgment; and business and professional experience in fields such as operations, technology, finance/ accounting and marketing. When evaluating re-nomination of existing directors, the Committee also considers the nominees' past and ongoing effectiveness on the Board and, with the exception of Mr. Bezos, who is an employee, their independence. The Committee believes that each of the director nominees for the 2012 Annual Meeting possesses these attributes.

The Nominating and Corporate Governance Committee evaluates director candidates recommended by shareholders in the same way that it evaluates candidates recommended by its members, other members of the Board, or other persons. Shareholders wishing to submit recommendations for director candidates to the Nominating and Corporate Governance Committee must provide the following information in writing to the attention of Amazon.com's Secretary by certified or registered mail:

- the name, address, and biography of the candidate, and an indication of whether the candidate has expressed a willingness to serve;
- the name, address, and phone number of the shareholder or group of shareholders making the recommendation; and
- the number of shares of common stock beneficially owned by the shareholder or group of shareholders making the recommendation, the length of time held, and to the extent any shareholder is not a registered holder of such securities, proof of such ownership.

To be considered by the Committee for the 2013 Annual Meeting of Shareholders, a director candidate recommendation must be received by the Secretary by December 14, 2012.

Compensation of Directors

Our directors do not receive cash compensation for their services as directors or as members of committees of the Board, but we pay reasonable expenses incurred for attending meetings. At the discretion of the Board, directors are eligible to receive stock-based awards under the 1997 Stock Plan. Based on the Nominating and Corporate Governance Committee's recommendation, in September 2011 the Board approved a restricted stock unit award for 3,600 shares to Mr. Krikorian, and in February 2012 the Board approved a restricted stock unit award for 3,600 shares to Ms. Gorelick. Each award vests in three equal annual installments, with the first vest occurring one year after the director's initial election to the Board. Based on the Nominating and Corporate Governance Committee's recommendation, in February 2011 the Board approved restricted stock unit awards for 5,000 shares each to Messrs. Alberg, Gordon and Ryder and Ms. Stonesifer, and in February 2012 the Board approved restricted stock unit awards for 3,600 shares each to Messrs. Brown and Monié. Each award vests in three equal annual installments, with the first vest date occurring one year after the final vest under the Director's previous restricted stock unit award. When determining the amount and vesting schedule for directors' restricted stock unit awards, the Nominating and Corporate Governance Committee and Board have not varied awards based on specific committee service.

The following table sets forth for the year ended December 31, 2011 all compensation reportable for directors who served during 2011, as determined by SEC rules.

Director Compensation for 2011

Name	Stock Awards/ Total Compensation(1)
Jeffrey P. Bezos(2)	$ —
Tom A. Alberg(3)	927,100
John Seely Brown(4)	—
William B. Gordon(5)	927,100
Blake G. Krikorian(6)	786,564
Alain Monié(7)	—
Jonathan J. Rubinstein(3)	—
Thomas O. Ryder(3)	927,100
Patricia Q. Stonesifer(3)	927,100

(1) Stock awards are reported at grant date fair value in the year granted, as determined under applicable accounting standards. Grant date fair value is determined based on the number of shares granted multiplied by the average of the high and the low trading price of Amazon.com common stock on the grant date, without regard to the fact that the grants vest over a number of years. See Note 1, "*Description of Business and Accounting Policies—Stock-Based Compensation,*" in Item 8, "Financial Statements and Supplementary Data," in our 2011 Annual Report on Form 10-K.

(2) Mr. Bezos does not receive any compensation for his services as a director in addition to his compensation as Chief Executive Officer.

(3) Messrs. Alberg, Rubinstein, and Ryder and Ms. Stonesifer each held 3,334 unvested restricted stock units as of December 31, 2011.

(4) Mr. Brown held 2,333 unvested restricted stock units as of December 31, 2011.

(5) Mr. Gordon held 5,000 unvested restricted stock units as of December 31, 2011.

(6) Mr. Krikorian held 3,600 unvested restricted stock units as of December 31, 2011.

(7) Mr. Monié did not hold any unvested restricted stock units as of December 31, 2011.

ITEM 2—RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP

Under the rules and regulations of the SEC, the Audit Committee is directly responsible for the appointment of our independent auditors. The Audit Committee has appointed, and, as a matter of good corporate governance, is requesting ratification by the shareholders of the appointment of, the registered public accounting firm of Ernst & Young LLP ("E&Y") to serve as independent auditors for the fiscal year ending December 31, 2012. If shareholders do not ratify the selection of E&Y, the Audit Committee will evaluate the shareholder vote when considering the selection of a registered public accounting firm for the audit engagement for the 2012 fiscal year. In addition, if shareholders ratify the selection of E&Y as independent auditors, the Audit Committee may nevertheless periodically request proposals from the major registered public accounting firms and as a result of such process may select E&Y or another registered public accounting firm as our independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF E&Y AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

AUDITORS

Representatives of E&Y are expected to attend the Annual Meeting and will have an opportunity to make a statement and to respond to appropriate questions from shareholders.

Audit Fees

Audit fees include the aggregate fees for the audit of our annual consolidated financial statements and internal controls, and the reviews of each of the quarterly consolidated financial statements included in our Forms 10-Q. These fees also include statutory and other audit work performed with respect to certain of our subsidiaries. The aggregate audit fees billed and expected to be billed by E&Y for the fiscal year ended December 31, 2011 were $5,118,000. The aggregate audit fees we were billed by E&Y for the fiscal year ended December 31, 2010 were $3,933,000.

Audit-Related Fees

Audit-related fees include accounting advisory services related to the accounting treatment of transactions or events, including acquisitions, and to the adoption of new accounting standards, as well as additional procedures related to accounting records performed to comply with regulatory reporting requirements and to provide certain attest reports. The aggregate audit-related fees billed and expected to be billed by E&Y for the fiscal year ended December 31, 2011 were $498,000. The aggregate audit-related fees we were billed by E&Y for the fiscal year ended December 31, 2010 were $736,000.

Tax Fees

Tax fees in 2011 were for tax compliance services and assistance with federal and provincial tax-related matters for certain international entities, and, in 2010, for tax reconciliation services and certification services for certain international entities. The aggregate tax fees billed and expected to be billed by E&Y for the fiscal year ended December 31, 2011 were $35,000. The aggregate tax fees we were billed by E&Y for the fiscal year ended December 31, 2010 were $15,000.

All Other Fees

No other fees were billed or are expected to be billed to us by E&Y for the fiscal year ended December 31, 2011 or for the fiscal year ended December 31, 2010.

Pre-Approval Policies and Procedures

All of the fees described above were approved by the Audit Committee. The Audit Committee has adopted a pre-approval policy under which the Audit Committee approves in advance all audit and non-audit services to be performed by our independent auditors. As part of its pre-approval policy, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with the pre-approval policy, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by E&Y if they are initiated within eighteen (18) months after the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration under the policy. Finally, in accordance with the pre-approval policy, the Audit Committee has delegated pre-approval authority to each of its members. Any member who exercises this authority must report any pre-approval decisions to the Audit Committee at its next meeting.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal control over financial reporting, for preparing the financial statements and for the reporting process. The Audit Committee members do not serve as professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Company's independent auditors are engaged to audit and report on the conformity of the Company's financial statements to accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting.

In this context, the Audit Committee reviewed and discussed with management and the independent auditors the audited financial statements for the year ended December 31, 2011 (the "Audited Financial Statements"), management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditors' evaluation of the Company's system of internal control over financial reporting. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU § 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors' independence.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the Securities and Exchange Commission.

The Audit Committee

Tom A. Alberg
Alain Monié
Thomas O. Ryder

ITEM 3—APPROVAL OF MATERIAL TERMS OF THE SECTION 162(m) PERFORMANCE GOALS, AS AMENDED, IN THE 1997 PLAN

The Board of Directors recommends that shareholders approve the material terms of the performance goals, as amended, in the 1997 Plan. Approval of the material terms of the performance goals is a condition for certain awards made under the 1997 Plan to qualify as tax-deductible performance-based compensation under Section 162(m) of the Code. The affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote on the matter is required to approve the amended and restated plan, including material terms of the performance goals. Broker nonvotes will have no effect on the outcome of this matter. Abstentions will be counted as present at the Annual Meeting for purposes of this matter and will have the effect of a vote against the approval of the amended and restated plan.

Section 162(m) places a limit of $1 million on the amount the Company may deduct in any one year for compensation paid to a "covered employee," which means any person who as of the last day of the fiscal year is the chief executive officer or one of the Company's three highest compensated executive officers other than the CFO, as determined under SEC rules. There is, however, an exception to this limit on deductibility for compensation that satisfies certain conditions for "qualified performance-based compensation" set forth under Section 162(m). One of the conditions requires shareholder approval every five years of the material terms of the performance goals of the plan under which the compensation will be paid. The Company's shareholders most recently approved the material terms of the performance goals of the 1997 Plan at the Company's 2007 Annual Meeting. The Company has amended the list of business criteria on which performance goals may be based and is asking shareholders to approve the material terms of the performance goals, as amended, under the 1997 Plan. No other terms of the 1997 Plan are being amended.

For purposes of Section 162(m), the material terms of the performance goals include (i) the employees eligible to receive compensation under the 1997 Plan, (ii) a description of the business criteria on which the performance goal is based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goal. Each of these aspects of the 1997 Plan is discussed below.

Eligibility and Participation

Awards may be granted under the 1997 Plan to those officers, directors and employees of the Company and its subsidiaries as the plan administrator from time to time selects. The plan administrator for the 1997 Plan is the Leadership Development and Compensation Committee. Awards may also be granted to consultants, agents, advisors and independent contractors who provide services to the Company and its subsidiaries. The approximate number of persons who currently are eligible to participate under the 1997 Plan is 64,000.

Performance Goals

Under the 1997 Plan as amended, for awards made in the form of or denominated in common stock, the business criteria on which performance goals can be based are: (i) profits or loss, revenue or profit growth or loss reduction, profit or loss related return ratios, or other balance sheet or income statement targets or ratios; (ii) market share, including targets, ratios or other objective measures of sessions, units, orders, customers, sales, and other comparable metrics related to the various businesses conducted by the Company; or (iii) cash flow, share price appreciation, dilution or total stockholder return, as the plan administrator shall determine, in its sole discretion. Such performance goals may be stated in absolute terms or relative to comparison companies.

Maximum Grants under the 1997 Plan

The plan administrator has the authority in its sole discretion to determine the type or types of awards made under the 1997 Plan. Such awards may include, but are not limited to, stock options and awards made or denominated in shares of common stock. Awards may be granted singly or in combination. Not more than 4,500,000 shares of common stock may be made subject to awards under the 1997 Plan to any individual in the aggregate in any one fiscal year of the Company, except that the Company may make additional one-time grants of up to 18 million shares to newly hired or newly promoted individuals. The foregoing share limitations will be proportionately adjusted by the plan administrator in the event that a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to shareholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in the Company's outstanding shares (or any securities exchanged therefore or received in their place) being exchanged for a different number or class of securities of the Company or of any other corporation or new, different or additional securities of the Company or of any other corporation being received by the holders of shares of the Company's common stock.

The Board believes that it is in the best interests of the Company and its shareholders to enable the Company to implement compensation arrangements that qualify as fully tax deductible performance-based compensation in the 1997 Plan. The Board is therefore asking shareholders to approve, for Section 162(m) purposes, the material terms of the performance goals set forth above. However, shareholder approval of the 1997 Plan is only one of several requirements under Section 162(m) that must be satisfied for amounts realized under the 1997 Plan to qualify for the "performance-based" compensation exemption under Section 162(m), and submission of the material terms of the 1997 Plan's performance goals for shareholder approval should not be viewed as a guarantee that the Company can deduct all compensation under the 1997 Plan. Nothing in this proposal precludes the Company or the Leadership Development and Compensation Committee from making any payment or granting awards that do not qualify for tax deductibility under Section 162(m), nor is there any guarantee that awards intended to qualify for tax deductibility under Section 162(m) will ultimately be viewed as so qualifying by the Internal Revenue Service. A summary of other significant terms of the 1997 Plan is set forth as Appendix A to this proxy statement, and is incorporated herein by reference. The summary of the 1997 Plan set forth in Appendix A is qualified in its entirety by reference to the text of the 1997 Plan, which is filed with the Securities and Exchange Commission as part of this proxy statement. A copy of the 1997 Plan also can be obtained upon request from the Secretary of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE MATERIAL TERMS OF THE SECTION 162(m) PERFORMANCE GOALS, AS AMENDED.

ITEM 4—SHAREHOLDER PROPOSAL REGARDING AN ASSESSMENT AND REPORT CONCERNING CLIMATE CHANGE

Calvert Investment Management, Inc., 4550 Montgomery Avenue, Bethesda, Maryland 20814, acting on behalf of Calvert Funds that as of December 21, 2011 owned at least 78,015 shares of Amazon.com common stock, has notified us of its intention to propose the following resolution at the Annual Meeting. Pax World Mutual Funds, 30 Penhallow Street, Suite 400, Portsmouth, New Hampshire 03801, acting on behalf of Pax World funds that as of December 20, 2011 owned at least 5,000 shares of Amazon.com common stock, and First Affirmative Financial Network LLC, 5475 Mark Dabling Boulevard, Suite 108, Colorado Springs, Colorado 80918, acting on behalf of shareholders that as of December 28, 2011 owned at least 1,900 shares of Amazon.com common stock, are each a co-sponsor of the Calvert Investment Management shareholder proposal. THE BOARD RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

Beginning of Shareholder Proposal and Statement of Support by Calvert Asset Management:

Resolution to Amazon.com Inc

WHEREAS in 2007, the Intergovernmental Panel on Climate Change's Fourth Assessment Report stated it is "very likely" that anthropogenic greenhouse gas emissions have heavily contributed to climate change. Furthermore, "there is substantial economic potential for the mitigation of global greenhouse gas emissions over the coming decades, that could offset the projected growth of global emissions or reduce emissions below current levels."

WHEREAS, the 2006 Stern Review on the Economics of Climate Change, led by the former chief economist at the World Bank, "...estimates that if we don't act, the overall costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever." Yet, investment of 1% global GDP each year is enough for appropriate mitigation.

WHEREAS, in 2008, Acclimatise, a risk management firm, reported that climate-related "impacts will be felt throughout a company's business model, with consequences for its raw materials, supply chains, essential utilities, assets and operations, markets, customers and products, its workforce and the communities in which it is located."

WHEREAS, increasingly investors believe that there is an intersection between climate change and corporate financial performance. Goldman Sachs reported in May, 2009, "We find that while many companies acknowledge the challenges climate change presents . . . there are significant differences in the extent to which companies are taking action. Differences in the effectiveness of response across industries create opportunities to lose or establish competitive advantage, which we believe will prove increasingly important to investment performance."

WHEREAS, the Carbon Disclosure Project (CDP), representing 551 institutional investors with assets of more than $71 trillion under management, requested corporations to disclose their greenhouse gas emissions and climate-related risks in February, 2011. Currently Amazon.com Inc does not respond to the CDP questionnaire.

WHEREAS, nearly 70 percent of S&P 500 companies and over 80 percent of Global 500 companies have responded to the CDP, including eBay Inc, Google Inc., and Target Corp. The CDP publicly cites Amazon.com Inc as being among the 10 U.S. and Global companies with largest market capitalization that do not respond to the climate change survey.

WHEREAS, companies such as Apple Inc disclose information regarding the environmental footprint, including greenhouse gas emissions, of major electronic products. Amazon.com currently discloses no such information regarding the Kindle, self-described by the company as its best-selling product.

WHEREAS, data centers, which are integral to the Web Services business, require a significant amount of energy, which contributes to global climate change. Currently, Amazon.com does not publicly disclose information about energy management.

Resolved:

Shareholders request that within 6 months of the 2012 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing how Amazon.com Inc is assessing the impact of climate change on the corporation, and specifically risks related to greenhouse gas emissions, energy use, and logistics, and the corporation's plans to publicly disclose this assessment.

End of Shareholder Proposal and Statement of Support by Calvert Asset Management

Recommendation of the Board of Directors on Item 4

The Board of Directors recommends that you vote against this proposal. We are aware of and are focused on the potential impacts of climate change. We believe that e-commerce is inherently more environmentally friendly than traditional retailing, including because online shopping on average generates less carbon emissions than typical shopping trips by car for the same items. We also believe that by digitizing print and other media, we offer customers an environmentally friendly alternative to traditional media formats, and that our cloud computing offerings can enable lower carbon business models while increasing the efficiency and effectiveness of business operations. Also, in part due to our focus on climate change, Amazon has undertaken a variety of green initiatives throughout the business, including environmentally-friendly packaging for products and reduction of excess packaging; printing on demand (which eliminates excess inventory); "Earth Kaizen" projects throughout the business that identify waste and design solutions that are more energy efficient and environmentally friendly; implementation of energy-efficient standards in our data centers, including energy-saving cooling systems and high-efficiency lighting; efforts to optimize efficiency of equipment, conveyance systems and energy usage in our fulfillment centers; and various green building design and other initiatives described in more detail in the "Amazon's Innovations for Our Planet" section of our website. We believe that we will continue to innovate in all of these areas over time and do not believe that preparing the ad hoc climate change report requested is an effective and prudent use of our time and resources.

THE BOARD RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL REGARDING AN ASSESSMENT AND REPORT CONCERNING CLIMATE CHANGE.

ITEM 5—SHAREHOLDER PROPOSAL CALLING FOR CERTAIN DISCLOSURES REGARDING CORPORATE POLITICAL CONTRIBUTIONS

Investor Voice, 2206 Queen Anne Ave. N., Suite 402, Seattle, WA 98109, acting on behalf of shareholders that as of January 4, 2012 owned at least 1,000 shares of common stock of the Company, has notified us of its intention to propose the following resolution at the Annual Meeting. THE BOARD RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

Beginning of Shareholder Proposal and Statement of Support by Investor Voice:

RESOLVED: Shareholders hereby request that Amazon provide a report, updated semiannually, disclosing Amazon's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures that are not tax-deductible. This includes, but is not limited to, contributions to or expenditures on behalf of political candidates, parties, committees, and other political entities that participate or intervene in political campaigns on behalf of or in opposition to any candidate for public office; as well as any portion of any dues or similar payment made to any tax exempt organization used for an expenditure or contribution that (if made directly by Amazon) would not be deductible. The report shall include:
   - An itemized accounting that includes the identity of the recipient as well as the amount paid to each recipient of Amazon's funds that are used for political contributions or expenditures as described above;
   - Identification of the position of the Amazon person or persons who participated in the decision to make the political contribution or expenditure;

The report shall be presented to the Board's audit committee (or other relevant oversight body) and posted on Amazon's website.

SUPPORTING STATEMENT

Long-term shareholders of Amazon support transparency and accountability in corporate spending on political activities. These activities include direct and indirect contributions to candidates; political parties or organizations; independent expenditures; or electioneering communications for federal, state, or local candidates.

Disclosure is affirmed by the US Supreme Court, is in the best interest of Amazon shareholders, and is critical for compliance with federal ethics legislation. Absent transparency and accountability, Amazon money can be used in ways that harm the long-term interests and objectives of Amazon and its shareholders.

Despite assertions to the contrary, publicly available data is not readily accessible and does not provide a complete picture of Amazon's political expenditures. For example, Amazon's payments to trade associations used for political activities are entirely undisclosed and unknown.

As evidence of this, the **CPA-Zicklin Index of Corporate Political Accountability and Disclosure** ranks Amazon at the bottom of S&P 100 companies for political disclosure—with a score of zero out of 100 points. At many companies, management does not know how trade associations use corporate money politically. This proposal asks Amazon to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring Amazon in line with more than half of the S&P 100, who have disclosure polices like these and present this information to shareholders.

Disclosure and transparency is needed for both Company and shareholders to fully evaluate the political use of corporate assets.

The bottom line is simple: Amazon either has this information and can readily share it with shareowners, or it should have it (absent which, it is failing in its duty to protect shareholder value).

Therefore, please vote **FOR** this common-sense governance policy.

End of Shareholder Proposal and Statement of Support by Investor Voice

Recommendation of the Board of Directors on Item 5

The Board of Directors recommends that you vote against this proposal.

We have posted a Political Expenditures Statement on our website, which we intend to update annually, at *www.amazon.com/ir.* In addition, we report on our political expenditures to the Audit Committee.

We have not made contributions to political candidates or parties, and we comply with extensive regulations requiring public disclosure of corporate political activity. We participate in the political process by informing public officials about our positions on key issues significant to our customers and our business.

The Political Expenditures Statement discloses our 2011 spending on federal government relations efforts, which are also required to be reported to the House and Senate and made publicly available at *http://lobbyingdisclosure.house.gov/* and *http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm.*

The Political Expenditures Statement also discloses our 2011 spending on state government relations efforts, which are generally required to be reported and disclosed on applicable state websites of the Secretary of State, ethics commission, public disclosure commission, or legislature, or similar websites. As disclosed in the Political Expenditures Statement, in 2011 most of our spending on our state government relations efforts related to California, specifically contributions to More Jobs Not Taxes, a coalition of an affiliate of the Company and California consumers, formed to seek a ballot referendum on certain provisions relating to sales tax collection in the annual California budget bill.

We also belong to certain trade associations and coalitions, many of which engage in efforts to inform policymakers on issues important to their members. The portions of our contributions these organizations spend on federal and state government relations efforts are included in the amounts we report in our Political Expenditures Statement.

Finally, as noted in the Political Expenditures Statement, we have formed a political action committee (PAC), but the PAC is funded by voluntary contributions of our employees and shareholders, and their spouses – not corporate funds. The PAC's activities are subject to federal regulation, including detailed public disclosure requirements. The PAC files regular public reports with the Federal Election Commission ("FEC"), and political contributions to and by the PAC are required to be disclosed. These reports are publicly available on the FEC website at *http://www.fec.gov/disclosure.shtml.*

THE BOARD RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL CALLING FOR CERTAIN DISCLOSURES REGARDING CORPORATE POLITICAL CONTRIBUTIONS.

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 17, 2012 (except as otherwise indicated) by (i) each person or entity known by us to beneficially own more than 5% of our common stock, (ii) each director, (iii) each executive officer for whom compensation information is given in the Summary Compensation Table in this Proxy Statement, and (iv) all directors and executive officers as a group. Except as otherwise indicated, and subject to any interests of the reporting person's spouse, we believe that the beneficial owners of common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares. As of February 17, 2012 we had 451,592,229 shares of common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Jeffrey P. Bezos 410 Terry Avenue North, Seattle, WA 98109	87,987,118	19.5%
Tom A. Alberg	51,769(1)	*
John Seely Brown	15,233	*
William B. Gordon	11,741(2)	*
Jamie S. Gorelick	4	*
Blake G. Krikorian	5,750	*
Alain Monié	6,550	*
Jonathan J. Rubinstein	1,831	*
Thomas O. Ryder	31,579	*
Patricia Q. Stonesifer	49,549	*
Thomas J. Szkutak	50,452	*
Diego Piacentini	111,646	*
H. Brian Valentine	35,196	*
Jeffrey A. Wilke	100,431	*
All Directors and Executive Officers as a group (19 persons)	88,559,263(3)	19.6%

* Less than 1%.

(1) Includes 11,250 shares held by a charitable trust of which Mr. Alberg is a trustee and as to which he shares voting and investment power. Mr. Alberg disclaims beneficial ownership of the shares of common stock held by the charitable trust.

(2) Includes 1,666 shares issuable under a stock-based award that vested April 9, 2012.

(3) Includes 100,414 shares beneficially owned by other executive officers not individually listed in the table, of which 4,200 shares are issuable under stock-based awards that are scheduled to vest within 60 days after February 17, 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our approach to compensating employees, including our "named executive officers," is to tie total compensation to long-term shareholder value, as reflected primarily in our stock price. "Named executive officers" are our (i) Chief Executive Officer, (ii) Chief Financial Officer and (iii) other three most highly compensated executive officers based on SEC regulations. Our named executive officers are employed on an at-will basis, and named executive officer compensation generally consists of stock-based compensation, base salaries, new hire cash bonuses and other compensation and benefits. Consistent with this approach, we provide few perquisites and generally do not provide cash bonuses other than in a new-hire context. We do not maintain nonqualified deferred compensation plans, supplemental executive retirement plan benefits, cash severance programs or single-trigger change-in-control benefits for our executive officers.

Stock-Based Compensation. The primary component of a named executive officer's total compensation is stock-based compensation in order to closely tie total compensation to long-term shareholder value. Accordingly, named executive officers receive sizeable stock-based awards at the time of hire and are also eligible for stock-based awards on a periodic basis. Due to Mr. Bezos' substantial stock ownership (approximately 19%), he believes he is appropriately incentivized and his interests are appropriately aligned with shareholders' interests. Mr. Bezos has never received any stock-based compensation from Amazon.com.

Since late 2002, we have used restricted stock units as our primary stock-based compensation vehicle. We believe that restricted stock units align the long-term interests of named executive officers and shareholders and help efficiently manage overall shareholder dilution from stock awards. Restricted stock unit grant amounts and vesting for named executive officers, whether for new hire or subsequent grants, are established by the Leadership Development and Compensation Committee after receiving recommendations from the Vice President of Human Resources and the Chief Executive Officer. These restricted stock unit grants generally vest over a period of four to six years.

For new hire grants, the Vice President of Human Resources, the Chief Executive Officer and the Leadership Development and Compensation Committee consider a variety of factors, including past compensation from the named executive officer's former employer, future compensation from such former employer that will be forfeited upon joining Amazon.com, the compensation of similarly situated senior executives at Amazon.com, the named executive officer's expected level of responsibility and expected contributions to our future success and the market compensation of similarly situated executives at other retail, internet and technology companies.

For periodic grants, the Vice President of Human Resources, the Chief Executive Officer and the Leadership Development and Compensation Committee consider a variety of factors, including the named executive officer's level of responsibility, past contributions to our performance, and expected contributions to our future success, as well as the market compensation of similarly-situated executives at other retail, internet and technology companies. Generally, the Leadership Development and Compensation Committee considers whether to make periodic grants to executive officers in connection with our annual performance and compensation review process, which normally occurs between January and April.

For both new hire and periodic restricted stock unit grants, the Vice President of Human Resources and Chief Executive Officer develop grant recommendations by subjectively evaluating the factors above to set a total compensation target for each named executive officer and then designing restricted stock unit grants to help meet those total compensation targets based on stock price assumptions, taking into account the named executive officer's cash compensation and the estimated value of pre-existing stock-based compensation vesting in subsequent years, if any. In this process, the Vice President of Human Resources and Chief Executive Officer view projected total compensation for a given year as cash compensation expected to be earned in that year plus the projected value of stock-based compensation vesting in that year. Because we focus on total compensation over time and take into account existing compensation, periodic grants for a smaller number of shares do not necessarily reflect lower total compensation.

In 2011, the named executive officers did not receive any new equity awards. In evaluating the compensation of our named executive officers in 2011, the Leadership Development and Compensation Committee considered the vesting schedule of existing equity awards as well as aggregated information from third party surveys, including compensation data for retail, internet and technology companies including AOL, Best Buy, Cisco, Dell, eBay, Gap, Google, IBM, Intel, Intuit, Microsoft, Oracle, Target and Yahoo. The Leadership Development and Compensation Committee exercises discretion in determining executive officers' compensation and does not require that compensation be set at a specific level relative to what is reflected in the survey data.

We have imposed additional vesting conditions designed to qualify stock-based awards issued in previous years to named executive officers as tax-deductible compensation under Section 162(m)(4)(c) of the Internal Revenue Code.

Base Salaries. Consistent with our belief that total compensation should be tied to long-term shareholder value, base salaries for named executive officers are designed to provide a minimum level of cash compensation and to be significantly less than those paid by similarly situated companies. Base salaries ranged from $81,840 for Mr. Bezos to $175,000 for Mr. Piacentini, with Mr. Wilke's salary increasing from $160,000 to $165,000 for the year. Due to Mr. Bezos' substantial ownership in Amazon.com, Mr. Bezos again requested not to receive additional compensation in 2011 and has never received annual cash compensation in excess of his current amount.

New Hire Cash Bonuses. New hire cash bonuses generally are paid in monthly installments to a named executive officer. These bonuses are also determined by the Leadership Development and Compensation Committee after receiving recommendations from the Chief Executive Officer and the Vice President of Human Resources. In determining the amount of new hire cash bonuses, the Leadership Development and Compensation Committee considers the same factors as described above with respect to new hire restricted stock unit grants. The new hire cash bonuses are for a set amount determined at hire and are generally designed to provide appropriate total compensation until stock-based compensation begins to vest, at which time total compensation becomes variable and largely tied to long-term shareholder value. None of the named executive officers received new hire cash bonuses in 2011.

Other Compensation and Benefits. Named executive officers receive additional compensation in the form of vacation, medical, 401(k), relocation and other benefits generally available to all of our employees. We provide security for Mr. Bezos, including security in addition to that provided at business facilities and during business-related travel. We believe that all Company-incurred security costs are reasonable and necessary and for the Company's benefit, and we believe that the amount of the reported security expenses is especially reasonable in light of Mr. Bezos' low salary and the fact that he has never received any stock-based compensation. The Leadership Development and Compensation Committee periodically reviews the amount and nature of Mr. Bezos' security expenses. Reportable security expenses, along with Mr. Piacentini's expatriation benefits, including a cost of living and housing allowance, are included in the "All Other Compensation" column of the Summary Compensation Table. We do not provide any other perquisites or other personal benefits to our named executive officers.

Shareholder Advisory Vote on Executive Compensation. At our 2011 Annual Meeting of Shareholders, our shareholders approved, on an advisory basis, the compensation of our named executive officers as disclosed in our 2011 proxy statement and a frequency of every three years for casting future advisory votes approving executive compensation. The Leadership Development and Compensation Committee evaluated the results of the 2011 advisory vote approving the compensation of our named executive officers as well as the other factors discussed in this Compensation Discussion and Analysis when subsequently evaluating our executive compensation and compensation policies and practices. While each of these factors informed the Leadership

Development and Compensation Committee's decisions regarding our executive compensation program, the Leadership Development and Compensation Committee did not implement changes to our executive compensation program as a result of the shareholder advisory vote. Based on the factors underlying the Board's recommendation regarding the frequency of future advisory votes approving executive compensation and the vote of shareholders on the matter, Amazon adopted a triennial shareholder advisory vote on executive compensation, and accordingly the next such shareholder advisory vote will occur at our 2014 Annual Meeting of Shareholders.

Leadership Development and Compensation Committee Report

The Leadership Development and Compensation Committee, which is composed solely of independent members of the Board of Directors, assists the Board in fulfilling its oversight responsibility relating to, among other things, establishing and reviewing compensation of the Company's executive officers. The Leadership Development and Compensation Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis and, based on the review and discussion, recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Leadership Development and
Compensation Committee

William B. Gordon
Jamie S. Gorelick (Committee Member effective February 9, 2012)
Jonathan J. Rubinstein

Compensation of Named Executive Officers

The following table sets forth for the year ended December 31, 2011 the compensation reportable for the named executive officers, as determined by SEC rules.

2011 Summary Compensation Table

Name And Principal Position	Year	Salary	Stock Awards(1)	All Other Compensation	Total
Jeffrey P. Bezos	2011	$ 81,840	$ —	$1,600,000(2)	$1,681,840
Chief Executive Officer	2010	81,840	—	1,600,000	1,681,840
	2009	81,840	—	1,700,000	1,781,840
Thomas J. Szkutak	2011	160,000	—	3,200(3)	163,200
SVP and Chief Financial Officer	2010	160,000	6,465,300	3,200	6,628,500
	2009	160,000	—	3,200	163,200
Diego Piacentini	2011	175,000	—	55,905(4)	230,905
SVP, International Consumer Business	2010	175,000	6,465,300	55,905	6,696,205
	2009	175,000	—	55,905	230,905
H. Brian Valentine	2011	160,000	—	3,564(5)	163,564
SVP, Ecommerce Platform					
Jeffrey A. Wilke	2011	165,000	—	3,200(3)	168,200
SVP, Consumer Business	2010	160,000	7,027,500	3,200	7,190,700
	2009	160,000	—	3,450	163,450

(1) Stock awards are reported at aggregate grant date fair value in the year granted, as determined under applicable accounting standards. Grant date fair value for restricted stock units is determined based on the

number of shares granted multiplied by the average of the high and the low trading price of Amazon.com common stock on the grant date, without regard to the fact that the grants vest over a number of years. See Note 1, "*Description of Business and Accounting Policies—Stock-Based Compensation,*" in Item 8, "Financial Statements and Supplementary Data," in our 2011 Annual Report on Form 10-K.

(2) Represents the approximate aggregate incremental cost to Amazon.com of security arrangements for Mr. Bezos in addition to security arrangements provided at business facilities and for business travel. We believe that all Company-incurred security costs are reasonable and necessary and for the Company's benefit.

(3) Represents the value of shares of common stock we contributed to the named executive officer's account in our 401(k) plan.

(4) Represents expatriation benefits, including a cost of living and housing allowance in the amount of $40,829 and tax reimbursement in connection with such benefits in the amount of $15,076. Mr. Piacentini's 2000 employment offer letter, which provided for an initial annual salary of $175,000 and has no specified term, also provides for certain expatriation benefits, including a cost of living and housing allowance.

(5) Includes the value of shares of common stock we contributed to the named executive officer's account in our 401(k) plan in the amount of $3,200 and a tax reimbursement paid in connection with benefits coverage for a household member in the amount of $364.

Outstanding Equity Awards at 2011 Fiscal Year-End and Equity Awards Realized in 2011

The following table sets forth information concerning the outstanding stock awards held at December 31, 2011 by the named executive officers.

Outstanding Equity Awards at 2011 Fiscal Year End

Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)
Jeffrey P. Bezos	—	$ —
Thomas J. Szkutak		
Restricted stock units	116,000(2)	20,079,600
Diego Piacentini		
Restricted stock units	116,000(3)	20,079,600
H. Brian Valentine		
Restricted stock units	120,000(4)	20,772,000
Jeffrey A. Wilke		
Restricted stock units	130,000(5)	22,503,000

(1) Reflects the closing market price of our common stock on December 30, 2011, $173.10, multiplied by the number of restricted stock units that were not vested as of December 31, 2011.

(2) Reflects shares of our common stock subject to: (a) a restricted stock unit award for 100,000 shares which vested as to 10,000 shares on May 15, 2011 and quarterly thereafter through February 15, 2012; and vesting as to 7,500 shares on May 15, 2012 and quarterly thereafter through February 15, 2014, assuming continued employment; and (b) a restricted stock unit award for 46,000 shares, vesting as follows, assuming continued employment: 5,750 shares on May 15, 2014 and quarterly thereafter through February 15, 2016.

(3) Reflects shares of our common stock subject to: (a) a restricted stock unit award for 100,000 shares which vested as to 10,000 shares on May 15, 2011 and quarterly thereafter through February 15, 2012; and vesting as to 7,500 shares on May 15, 2012 and quarterly thereafter through February 15, 2014, assuming continued employment; and (b) a restricted stock unit award for 46,000 shares, vesting as follows, assuming continued employment: 5,750 shares on May 15, 2014 and quarterly thereafter through February 15, 2016.

(4) Reflects shares of our common stock subject to: (a) a restricted stock unit award for 400,000 shares which vested as to 80,000 shares September 18, 2008 and annually thereafter through September 18, 2011, and vesting as to 80,000 shares on September 18, 2012, assuming continued employment; and (b) a restricted stock unit award for 40,000 shares vesting as follows, assuming continued employment: 5,000 shares on May 15, 2013 and quarterly thereafter through February 15, 2014, and 2,500 shares on May 15, 2014 and quarterly thereafter through February 15, 2016.

(5) Reflects shares of our common stock subject to: (a) a restricted stock unit award for 110,000 shares which vested as to 10,000 shares May 15, 2011 and quarterly thereafter through February 15, 2012; and vesting, assuming continued employment, as to 10,000 shares May 15, 2012 and quarterly thereafter through February 15, 2013 and 7,500 shares on May 15, 2013 and quarterly thereafter through February 15, 2014; and (b) a restricted stock unit award for 50,000 shares vesting as follows, assuming continued employment: 6,250 shares on May 15, 2014 and quarterly thereafter through February 15, 2016.

Options Exercised and Stock Vested in 2011

The following table sets forth information concerning stock options that were exercised and stock awards that vested during the last fiscal year with respect to the named executive officers.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	**Value Realized on Exercise(1)**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting(2)**
Jeffrey P. Bezos	—	$ —	—	$ —
Thomas J. Szkutak	—	—	48,724	9,772,798
Diego Piacentini	—	—	44,767	9,024,806
H. Brian Valentine	—	—	80,000	19,144,000
Jeffrey A. Wilke	13,130	2,377,843	60,287	11,958,552

(1) Value realized is the number of shares of stock acquired upon exercise multiplied by the closing market price of our common stock on the exercise date, less the aggregate exercise price.

(2) Amount is the number of shares of stock acquired upon vesting multiplied by the closing market price of our common stock on the vesting date (or the preceding trading day if the vesting date was not a trading day).

Potential Payments Upon Termination of Employment or Change-in-Control

Termination and Change-in-Control Agreements or Arrangements

We do not have arrangements with any of our named executive officers providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change-in-control. Upon termination of employment for any reason, all unvested restricted stock units expire.

Change-in-Control Provisions of 1997 Plan

In the event of (i) the merger or consolidation in which we are not the surviving corporation pursuant to which shares of common stock are converted into cash, securities or other property (other than a merger in which holders of common stock immediately before the merger have the same proportionate ownership of the capital stock of the surviving corporation immediately after the merger), (ii) the sale, lease, exchange or other transfer of all or substantially all of our assets (other than a transfer to a majority-owned subsidiary), or (iii) the approval by the holders of common stock of any plan or proposal for our liquidation or dissolution (each a "Corporate Transaction"), the Leadership Development and Compensation Committee will determine whether provisions will be made in connection with the Corporate Transaction for the assumption of stock-based awards under the

1997 Plan or the substitution of appropriate new awards covering the stock of the successor corporation or an affiliate of the successor corporation. If the Leadership Development and Compensation Committee determines that no such assumption or substitution will be made, vesting of outstanding awards under the 1997 Plan will automatically accelerate so that such awards become 100% vested immediately before the Corporate Transaction. On a hypothetical basis, assuming the Leadership Development and Compensation Committee had made such a determination in a Corporate Transaction that closed on December 31, 2011, the dollar value of the unvested stock-based awards held by named executive officers that would have vested based on the closing price of our common stock of $173.10 on December 30, 2011 is set forth in the "Outstanding Equity Awards at 2011 Fiscal Year End" table.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information concerning our equity compensation plans as of December 31, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders	13,183,758(1)	$32.19(2)	136,548,104(3)
Equity compensation plans not approved by shareholders	24,769	17.31	18,811,999
Total	13,208,527(4)	26.20	155,360,103

(1) Includes 13,145,456 shares issuable pursuant to restricted stock unit awards, which awards may be granted only under the our shareholder-approved 1997 Plan. There is no exercise price associated with a restricted stock unit award.
(2) Calculation excludes shares subject to restricted stock unit awards.
(3) The 1997 Plan authorizes the issuance of options and restricted stock unit awards.
(4) Excludes 304,285 shares of common stock issuable upon exercise of stock options having a weighted average exercise price of $41.69 under equity plans assumed by Amazon.com as a result of acquisitions.

Equity Compensation Plans Not Approved By Security Holders. The Board adopted the 1999 Nonofficer Employee Stock Option Plan (the "1999 Plan") to enable the grant of nonqualified stock options to employees, consultants, agents, advisors and independent contractors of Amazon.com and its subsidiaries who are not officers or directors of Amazon.com. Restricted stock units, our primary form of stock-based compensation since 2002, are not granted from the 1999 Plan. The 1999 Plan, which does not have a fixed expiration date, has not been approved by our shareholders. The Leadership Development and Compensation Committee is the administrator of the 1999 Plan, and as such determines all matters relating to options granted under the 1999 Plan, including the selection of the recipients, the size of the grants and the conditions to vesting and exercisability. The Leadership Development and Compensation Committee has delegated authority to make grants under the 1999 Plan to another committee of the Board and to certain officers, subject to specified limitations on the size and terms of such grants. A maximum of 40 million shares of common stock were reserved for issuance under the 1999 Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Gianna Puerini, an employee of Amazon.com until June 2011, shares the same household as Brian Valentine, an executive officer. In 2011, Ms. Puerini earned $73,015 in salary and was granted a restricted stock unit award with respect to 2,800 shares, which assuming continued employment, would have vested over six years. Her compensation was consistent with the total compensation provided to other employees of the same level with similar responsibilities.

Justin Burks, an employee of Amazon.com, is the son-in-law of Thomas O. Ryder, a director. In 2011, Mr. Burks earned $136,250 in salary. He was also granted a restricted stock unit award with respect to 313 shares, vesting over 2.5 years. His compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities.

The Audit Committee reviews and, as appropriate, approves and ratifies "related person" transactions, defined as any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships, in which (a) the aggregate amount involved will or may be expected to exceed $120,000, (b) Amazon.com is a participant, and (c) any Related Person has or will have a direct or indirect material interest (other than solely as a result of being a director or trustee (or any similar position) or a less than 10 percent beneficial owner of another entity). A "Related Person" is any (a) person who is an executive officer, director or nominee for election as a director of Amazon.com, (b) greater than 5 percent beneficial owner of our outstanding common stock, or (c) Immediate Family Member of any of the foregoing. An "Immediate Family Member" is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and any person (other than a tenant or employee) sharing the household of a person. We do not have written policies or procedures for related person transactions but rely on the Audit Committee's exercise of business judgment, consistent with Delaware law, in reviewing such transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that during the year ended December 31, 2011, our officers, directors and greater-than-10% shareholders timely filed all reports required by Section 16(a) of the Securities Exchange Act of 1934, except a Form 4 was inadvertently filed late for Jonathan Rubinstein.

EXPENSES OF SOLICITATION

The accompanying proxy is solicited by and on behalf of the Board of Directors, and the cost of such solicitation will be borne by Amazon.com. Georgeson Inc. will distribute proxy materials to beneficial owners, may solicit proxies by personal interview, mail, telephone and electronic communications, and will request brokerage houses and other custodians, nominees, and fiduciaries to forward soliciting material to the beneficial owners of the common stock held on the record date by such persons. We will pay Georgeson Inc. $6,500 for its proxy solicitation services and will reimburse Georgeson Inc. for payments made to brokers and other nominees for their expenses in forwarding solicitation materials. Solicitations also may be made by personal interview, telephone, and electronic communications by directors, officers and other Amazon.com employees without additional compensation.

OTHER MATTERS

As of the date of this Proxy Statement, there are no other matters that we intend to present, or have reason to believe others will present, at the Annual Meeting. If, however, other matters properly come before the Annual Meeting, the accompanying proxy authorizes the persons named as proxies or their substitutes to vote on such matters as they determine appropriate.

PROPOSALS OF SHAREHOLDERS

Proposals of shareholders to be considered for inclusion in the Proxy Statement and proxy card for the 2013 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be submitted in writing to the Secretary of Amazon.com, Amazon.com, Inc., 410 Terry Avenue North, Seattle, WA 98109, and must be received by 6:00 p.m. Pacific Time on Friday, December 14, 2012. The submission of a shareholder proposal does not guarantee that it will be included in our Proxy Statement.

In addition, our Bylaws include advance notice provisions that require shareholders desiring to bring nominations for directors or other business before an annual shareholders meeting to do so in accordance with the terms of the advance notice provisions. The Bylaws' advance notice provisions do not apply if the shareholder only seeks to include such matters in the Proxy Statement pursuant to Rule 14a-8.

The Bylaws' advance notice provisions require that, among other things, shareholders give timely written notice to the Secretary of Amazon.com regarding such nominations or other business and provide the information and satisfy the other requirements set forth in the Bylaws. To be timely, a shareholder who intends to present nominations or a proposal at the 2013 Annual Meeting of Shareholders other than pursuant to Rule 14a-8 must provide the information set forth in the Bylaws to the Secretary no earlier than February 23, 2013 and no later than March 25, 2013. However, if we significantly change the timing of our 2013 Annual Meeting of Shareholders (i.e., hold the meeting more than 30 days before, or more than 60 days after, the anniversary of the 2012 Annual Meeting date), then the information must be received no earlier than the 90th day prior to the 2013 Annual Meeting date, and not later than (i) the 60th day prior to the 2013 Annual Meeting date or (ii) the tenth day after public disclosure of the 2013 Annual Meeting date, whichever is later. If a shareholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 under the Securities Exchange Act of 1934, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate.

We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

HOUSEHOLDING; AVAILABILITY OF ANNUAL REPORT ON FORM 10-K AND PROXY STATEMENT

A copy of our combined Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Annual Report") accompanies this Proxy Statement. If you and others who share your mailing address own common stock in street name, meaning through a bank or brokerage firm or other nominee, you may have received a notice that your household will receive only one annual report and proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, from each company whose stock is held in such accounts. This practice, known as "householding," is designed to reduce the volume of duplicate information and reduce printing and postage costs. Unless you responded that you did not want to participate in householding, you were deemed to have consented to it, and a single copy of our Notice of Internet Availability of Proxy Materials (and/or a single copy of this Proxy Statement and the 2011 Annual Report) have been sent to your address. Each street name shareholder receiving the Proxy Statement by mail will continue to receive a separate voting instruction form.

If you would like to revoke your consent to householding and in the future receive your own Notice of Internet Availability of Proxy Materials (or your own set of proxy materials, as applicable) or if your household is currently receiving multiple copies of the same items and you would like in the future to receive only a single copy at your address, please contact Householding Department by mail at 51 Mercedes Way, Edgewood, NY 11717, or by calling 1-800-542-1061, and indicate your name, the name of each of your brokerage firms or banks where your shares are held, and your account numbers. The revocation of a consent to householding will be effective 30 days following its receipt. You will also have an opportunity to opt in or opt out of householding by contacting your bank or broker.

If you would like an additional copy of the Notice of Internet Availability of Proxy Materials, the 2011 Annual Report or this Proxy Statement, these documents are available in digital form for download or review by visiting "Annual Reports and Proxies" at *www.amazon.com/ir*. Alternatively, we will promptly send a copy of these documents to you without charge upon request by mail to Investor Relations, Amazon.com, Inc., P.O. Box 81226, Seattle, WA 98108-1226, or by calling 1-800-426-6825. Please note, however, that if you wish to receive a paper proxy card or voting instruction or other proxy materials for the purposes of the Annual Meeting, you should follow the instructions included in your Notice of Internet Availability of Proxy Materials.

If you own shares in street name, you can also register to receive all future shareholder communications electronically, instead of in print. This means that links to the annual report, proxy statement, and other correspondence will be delivered to you via e-mail. Holders in street name can register for electronic delivery at *http://www.icsdelivery.com/amzn*. Electronic delivery of shareholder communications helps save Amazon.com money by reducing printing and postage costs.

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APPENDIX A

SUMMARY OF THE 1997 STOCK INCENTIVE PLAN

Description of the 1997 Plan

The 1997 Plan provides a means whereby employees, directors, officers, consultants, agents, advisors and independent contractors of the Company may be granted stock awards, ISOs or nonqualified stock options ("NSOs") to acquire shares of Common Stock. Subject to adjustment required in the event of any recapitalization of the Company, the numbers of shares available for issuance under the 1997 Plan as amended will be as described above.

The Leadership Development and Compensation Committee of the Company's Board of Directors is the plan administrator for the 1997 Plan. The plan administrator is authorized to make awards of Common Stock on such terms and conditions and subject to such restrictions, if any (whether based on performance standards, periods of service or otherwise) as the plan administrator may determine. Restrictions may include repurchase or forfeiture rights in favor of the Company.

The number of shares available for issuance under the 1997 Plan was initially 80,000,000 shares, subject to an annual increase on the first day of each fiscal year through January 1, 2010. The number of shares available for grant under the 1997 Plan is also increased by any shares that are subject to outstanding grants under the Company's 1994 Stock Option Plan and that again become available for grant under the Prior Plan in accordance with its terms. Shares subject to awards granted under the 1997 Plan that have lapsed or terminated may again become subject to awards granted under the plan. As of March 31, 2012, 136,029,919 shares remained available for grant under the 1997 Plan. As of that date, approximately 12,909,834 shares were subject to outstanding grants under the 1997 Plan, of which 32,015 represent outstanding options and 12,877,819 represent outstanding restricted stock units. Information regarding the number of awards held by each of our directors and named executive officers that were granted under the 1997 Plan is set forth on pages 9 and 21 of this proxy statement, and as of March 31, 2012, all directors and executives as a group hold restricted stock units covering 874,281 shares. On March 30, 2012, the average of the high and low sale prices of the Common Stock was $204.36 per share, as reported by the Nasdaq National Market.

Not more than 4,500,000 shares of common stock may be made subject to awards under the 1997 Plan to any individual in the aggregate in any one fiscal year of the Company, except that the Company may make additional one-time grants of up to 18 million shares to newly hired or newly promoted individuals. The maximum number of shares that may be issued pursuant to options that are intended to qualify as incentive stock options ("ISOs") is 251,025,075 shares. The share limitations described in this and the preceding paragraph will be proportionately adjusted by the plan administrator in the event that a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to shareholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in the Company's outstanding shares (or any securities exchanged therefore or received in their place) being exchanged for a different number or class of securities of the Company or of any other corporation or new, different or additional securities of the Company or of any other corporation being received by the holders of shares of Common Stock of the Company.

Subject to the terms of the 1997 Plan, the plan administrator is authorized to make awards of restricted stock units, restricted stock and other awards of Common Stock or denominated in units of Common Stock, in each case on such terms and conditions and subject to such restrictions, if any as the plan administrator shall determine. The terms of such awards may be based on continuous service with the Company or the achievement of performance goals specified by the plan administrator. The plan administrator may in its discretion waive the forfeiture period and any other terms, conditions or restrictions on any such award, except that the plan administrator may not adjust performance goals for any such award intended to be exempt under Section 162(m) of the Code in such a manner as would increase the amount otherwise payable to a participant.

Subject to the terms of the 1997 Plan, the plan administrator determines the terms and conditions of stock options granted under the plan, including the exercise price of options granted under the plan. The 1997 Plan provides that the plan administrator must establish an exercise price for ISOs that is not less than the fair market value per share at the date of grant. Each ISO must expire within ten years of the date of grant. However, if ISOs are granted to persons owning more than 10% of the voting stock of the Company, the 1997 Plan and the tax laws pertaining to ISOs provide that the exercise price may not be less than 110% of the fair market value per share at the date of grant.

The option exercise price may be paid in cash or by check, by tendering shares of Common Stock that the optionee has owned for at least six months, by a broker-assisted cashless exercise, by any combination of the foregoing, or with such other consideration as the plan administrator may permit. Unless otherwise established by the plan administrator, the term of each option is ten years from the date of grant, except that if ISOs are granted to persons owning more than 10% of the Company's voting stock, the term may not exceed five years. Unless otherwise provided by the plan administrator, options granted under the 1997 Plan vest over five years, at a rate of 20% per year for two years, then an additional 5% for each three months of employment completed thereafter.

No stock award or option may be transferred by the optionee other than by will or the laws of descent or distribution, except for certain transfers that may be permitted by the plan administrator. Unless otherwise established by the plan administrator, an optionee whose relationship with the Company or any related corporation ceases for any reason (other than termination for cause, retirement, death or disability, as such terms are defined in the 1997 Plan) may exercise options, to the extent vested on the date of termination, in the three-month period following such cessation (unless such options terminate or expire sooner by their terms). In the event the optionee is terminated for cause, the options terminate upon the first notification to the optionee of such termination. In the event the optionee retires, dies or becomes permanently and totally disabled, options vested as of the date of retirement, death or disability may be exercised prior to the earlier of the option's specified expiration date and one year from the date of the optionee's retirement, death or disability.

In the event of a Corporate Transaction (as defined in the 1997 Plan), the plan administrator will determine whether provisions will be made in connection with the Corporate Transaction for the assumption of the options under the 1997 Plan or substitution of appropriate new options covering the stock of the successor corporation or an affiliate of the successor corporation. If the plan administrator determines that no such assumption or substitution will be made, each outstanding option under the 1997 Plan will automatically accelerate so that it will become 100% vested and exercisable immediately before the Corporate Transaction.

The 1997 Plan does not have a fixed expiration date. No ISOs may be granted under the 1997 Plan, however, more than ten years after the later of (i) the plan's adoption by the Board and (ii) the adoption by the Board of any amendment to the plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code.

Federal Income Tax Consequences

The material U.S. federal income tax consequences to the Company and to any person granted a stock award or an option under the 1997 Plan who is subject to taxation in the United States under existing applicable provisions of the Code and underlying Treasury Regulations are substantially as follows. The following summary does not address state, local or foreign tax consequences and it is based on present law and regulations as in effect as of the date hereof.

NSOs. No income will be recognized by an optionee upon the grant of an NSO. Upon the exercise of an NSO, the optionee will recognize taxable ordinary income in an amount equal to the excess of the fair market value at the time of exercise of the shares acquired over the exercise price. Upon a later sale of those shares, the optionee will have capital gain or loss equal to the difference between the amount realized on such sale and the tax basis of the shares sold. Furthermore, this capital gain or loss will be long-term capital gain or loss if the shares are held for more than one year before they are sold. If payment of the option price is made entirely in cash, the tax basis of the shares will be equal to their fair market value on the exercise date (but not less than the exercise price), and the shares' holding period will begin on the day after the exercise date.

If the optionee uses already-owned shares to pay the exercise price of an NSO in whole or in part, the transaction will not be considered to be a taxable disposition of the already-owned shares. The optionee's tax basis and holding period of the already-owned shares will be carried over to the equivalent number of shares received upon exercise. The tax basis of the additional shares received upon exercise will be the fair market value of the shares on the exercise date (but not less than the amount of cash, if any, used in payment), and the holding period for such additional shares will begin on the day after the exercise date.

ISOs. No income will be recognized by an optionee upon the grant of an ISO. The rules for the tax treatment of an NSO also apply to an ISO that is exercised more than three months after the optionee's termination of employment (or more than 12 months thereafter in the case of permanent and total disability, as defined in the 1997 Plan).

Upon the exercise of an ISO during employment or within three months after the optionee's termination of employment (12 months in the case of permanent and total disability), for regular tax purposes the optionee will recognize no ordinary income at the time of exercise (although the optionee will have income for alternative minimum income tax purposes at that time equal to the excess of the fair market value of the shares over the exercise price). If the acquired shares are sold or exchanged after the later of (i) one year from the date of exercise of the option and (ii) two years from the date of grant of the option, the difference between the amount realized by the optionee on that sale or exchange and the option exercise price will be taxed to the optionee as long-term capital gain or loss. If the shares are disposed of in an arms' length sale before such holding period requirements are satisfied, then the optionee will recognize taxable ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares received on the exercise date over the exercise price (or, if less, the excess of the amount realized on the sale of the shares over the exercise price), and the optionee will have short-term or long-term capital gain or loss, as the case may be, in an amount equal to the difference between (i) the amount realized by the optionee upon the disposition of the shares and (ii) the exercise price paid by the optionee increased by the amount of ordinary income, if any, so recognized by the optionee.

Company Deduction. In all the foregoing cases, the Company will be entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income, subject to certain limitations. Among these limitations is Section 162(m) of the Code. As discussed above, certain performance-based compensation is not subject to the Section 162(m) limitation on deductibility. Stock options and restricted stock and performance share awards can qualify for this performance-based exception if they meet the requirements set forth in Section 162(m) and Treasury Regulations promulgated thereunder. The 1997 Plan has been drafted to allow, but not require, compliance with those performance-based criteria.

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2 0 1 1

amazon.com

ANNUAL REPORT

amazon.com

To our shareowners:

The Power of Invention

"To us, the value of Amazon Web Services is undeniable – in twenty seconds, we can double our server capacity. In a high-growth environment like ours and with a small team of developers, it's very important for us to trust that we have the best support to give to the music community around the world. Five years ago, we would have crashed and been down without knowing when we would be back. Now, because of Amazon's continued innovation, we can provide the best technology and continue to grow." That's Christopher Tholen, the Chief Technology Officer of BandPage. His comments about how AWS helps with the critical need to scale compute capacity quickly and reliably are not hypothetical: BandPage now helps 500,000 bands and artists connect with tens of millions of fans.

"So, I started selling on Amazon in April of 2011, and by the time we became the top Amazon lunchbox seller in June, we had between 50 and 75 orders a day. When we hit August and September – our busiest time, with the start of the school year – we had 300, sometimes 500 orders a day. It was just phenomenal… I'm using Amazon to fulfill my orders, which makes my life easier. Plus, when my customers found out they could get free shipping with Prime subscriptions, the lunchboxes began selling like crazy." Kelly Lester is the "mom entrepreneur" of EasyLunchboxes, her own innovative line of easy-to-pack, environmentally friendly lunchbox containers.

"I sort of stumbled onto it, and it opened a whole new world for me. Since I had over a thousand [book] titles at my house, I thought, 'I'll give this a try.' I sold some and I kept expanding it and expanding it, and come to find out this was so much fun I decided I don't ever want to get another job again. And I've got no boss – other than my wife, that is. What could be better than that? We actually work together on this. We both go out hunting, so it's a team effort that's worked out very well. We sell about 700 books a month. We ship between 800 and 900 to Amazon each month and Amazon ships out the 700 that people buy. Without Amazon handling shipping and customer service, my wife and I would have to be running to the post office or someplace every day with dozens of packages. With that part taken care of for us, life is much simpler… This is a terrific program and I love it. After all, Amazon supplies the customers and even ships the books. I mean, how can it get better than that?" Bob Frank founded RJF Books and More after getting laid off in the midst of the economic downturn. He and his wife split their time between Phoenix and Minneapolis, and he describes finding the books he sells like "a treasure hunt every day."

"Because of Kindle Direct Publishing, I earn more royalties in one month than I ever did in a year of writing for a traditional house. I have gone from worrying about if I will be able to pay the bills – and there were many months when I couldn't – to finally having real savings, even thinking about a vacation; something I haven't done in years… Amazon has allowed me to really spread my wings. Prior, I was boxed into a genre, yet I had all of these other books I wanted to write. Now I can do just that. I manage my career. I feel as if I finally have a partner in Amazon. They understand this business and have changed the face of publishing for the good of the writer and the reader, putting choices back into our hands." That's A. K. Alexander, author of *Daddy's Home*, one of the top 100 best-selling Kindle books in March.

"I had no idea that March of 2010, the first month I decided to publish on KDP, would be a defining moment in my life. Within a year of doing so, I was making enough on a monthly basis to quit my day job and focus on writing full time! The rewards that have sprung out of deciding to publish through KDP have been nothing short of life changing. Financially. Personally. Emotionally. Creatively. The ability to write full time, to be home with my family, and to write exactly what I want without the input of a legacy publisher marketing committee wanting to have a say in every detail of my writing, has made me a stronger writer, a more prolific writer, and most importantly a far happier one…. Amazon and KDP are literally enabling creativity in the publishing world and giving writers like me a shot at their dream, and for that I am forever grateful." That's Blake Crouch, author of several thrillers, including the Kindle best seller *Run.*

"Amazon has made it possible for authors like me to get their work in front of readers and has changed my life. In a little over a year, I have sold nearly 250,000 books through the Kindle and have traded in old dreams for bigger and better ones. Four of my books have hit the Top 100 Kindle Best Sellers List. Also, I have been approached by agents, foreign sales people, and two movie producers, and have received mentions in the LA Times, Wall Street Journal, and PC Magazine, and was recently interviewed by USA Today. Mostly, I am excited that all writers now have the opportunity to get their work in front of readers without jumping through insurmountable hoops. Writers have more options and readers have more choices. The publishing world is changing fast, and I plan to enjoy every minute of the ride." Theresa Ragan is the KDP author of multiple Kindle best sellers including *Abducted.*

"Past age 60 and in the midst of the recession, my wife and I found our income options severely limited. KDP was my one shot at a lifelong dream – our only chance at financial salvation. Within months of publishing, KDP has completely changed our lives, enabling this aging nonfiction writer to launch a brand-new career as a best-selling novelist. I can't say enough on behalf of Amazon and the many tools that they make available to independent authors. Without reservation, I urge fellow writers to investigate and seize the opportunities that KDP offers. As I've happily discovered, there is zero downside risk – and the potential is virtually unlimited." Robert Bidinotto is the author of the Kindle best seller *Hunter: A Thriller.*

"I leveraged KDP's technology to blow through all the traditional gatekeepers. Can you imagine how that feels, after struggling so hard, for so long, for every ... single ... reader? Now, inspirational fiction lovers I never would have reached are enjoying *Nobody* and my other two novels from the Kindle Store at $2.99. I've always wanted to write a Cinderella story. Now I have. And, thanks to Prince Charming (KDP), there will be more to come..." Creston Mapes is the author of the Kindle best seller *Nobody.*

Invention comes in many forms and at many scales. The most radical and transformative of inventions are often those that empower *others* to unleash *their* creativity – to pursue *their* dreams. That's a big part of what's going on with Amazon Web Services, Fulfillment by Amazon, and Kindle Direct Publishing. With AWS, FBA, and KDP, we are creating powerful self-service platforms that allow thousands of people to boldly experiment and accomplish things that would otherwise be impossible or impractical. These innovative, large-scale platforms are not zero-sum – they create win-win situations and create significant value for developers, entrepreneurs, customers, authors, and readers.

Amazon Web Services has grown to have thirty different services and thousands of large and small businesses and individual developers as customers. One of the first AWS offerings, the Simple Storage Service, or S3, now holds over 900 billion data objects, with more than a billion new objects being added every day. S3 routinely handles more than 500,000 transactions per second and has peaked at close to a million transactions per second. All AWS services are pay-as-you-go and radically transform capital expense into a variable cost. AWS is self-service: you don't need to negotiate a contract or engage with a salesperson – you can just read the online documentation and get started. AWS services are elastic – they easily scale up and easily scale down.

In just the last quarter of 2011, Fulfillment by Amazon shipped tens of millions of items on behalf of sellers. When sellers use FBA, their items become eligible for Amazon Prime, for Super Saver Shipping, and for Amazon returns processing and customer service. FBA is self-service and comes with an easy-to-use inventory management console as part of Amazon Seller Central. For the more technically inclined, it also comes with a set of APIs so that you can use our global fulfillment center network like a giant computer peripheral.

I am emphasizing the self-service nature of these platforms because it's important for a reason I think is somewhat non-obvious: even well-meaning gatekeepers slow innovation. When a platform is self-service, even the improbable ideas can get tried, because there's no expert gatekeeper ready to say "that will never work!" And guess what – many of those improbable ideas do work, and society is the beneficiary of that diversity.

Kindle Direct Publishing has quickly taken on astonishing scale – more than a thousand KDP authors now each sell more than a thousand copies a month, some have already reached hundreds of thousands of sales, and two have already joined the Kindle Million Club. KDP is a big win for authors. Authors who use KDP get to keep their copyrights, keep their derivative rights, get to publish on their schedule – a typical delay in traditional publishing can be a year or more from the time the book is finished – and … saving the best for last … KDP authors can get paid royalties of 70%. The largest traditional publishers pay royalties of only 17.5% on ebooks (they pay 25% of 70% of the selling price which works out to be 17.5% of the selling price). The KDP royalty structure is completely transformative for authors. A typical selling price for a KDP book is a reader-friendly $2.99 – authors get approximately $2 of that! With the legacy royalty of 17.5%, the selling price would have to be $11.43 to yield the same $2 per unit royalty. I assure you that authors sell many, many more copies at $2.99 than they would at $11.43.

Kindle Direct Publishing is good for readers because they get lower prices, but perhaps just as important, readers also get access to more diversity since authors that might have been rejected by establishment publishing channels now get their chance in the marketplace. You can get a pretty good window into this. Take a look at the Kindle best-seller list, and compare it to the New York Times best-seller list – which is more diverse? The Kindle list is chock-full of books from small presses and self-published authors, while the New York Times list is dominated by successful and established authors.

Amazonians are leaning into the future, with radical and transformational innovations that create value for thousands of authors, entrepreneurs, and developers. Invention has become second nature at Amazon, and in my view the team's pace of innovation is even accelerating – I can assure you it's very energizing. I'm extremely proud of the whole team, and feel lucky to have a front row seat.

As always, I attach a copy of our original 1997 letter. Our approach remains the same, and it's still Day 1!

Jeffrey P. Bezos
Founder and Chief Executive Officer
Amazon.com, Inc.

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amazon.com

1997 LETTER TO SHAREHOLDERS

(Reprinted from the 1997 Annual Report)

To our shareholders:

Amazon.com passed many milestones in 1997: by year-end, we had served more than 1.5 million customers, yielding 838% revenue growth to $147.8 million, and extended our market leadership despite aggressive competitive entry.

But this is Day 1 for the Internet and, if we execute well, for Amazon.com. Today, online commerce saves customers money and precious time. Tomorrow, through personalization, online commerce will accelerate the very process of discovery. Amazon.com uses the Internet to create real value for its customers and, by doing so, hopes to create an enduring franchise, even in established and large markets.

We have a window of opportunity as larger players marshal the resources to pursue the online opportunity and as customers, new to purchasing online, are receptive to forming new relationships. The competitive landscape has continued to evolve at a fast pace. Many large players have moved online with credible offerings and have devoted substantial energy and resources to building awareness, traffic, and sales. Our goal is to move quickly to solidify and extend our current position while we begin to pursue the online commerce opportunities in other areas. We see substantial opportunity in the large markets we are targeting. This strategy is not without risk: it requires serious investment and crisp execution against established franchise leaders.

It's All About the Long Term

We believe that a fundamental measure of our success will be the shareholder value we create over the *long term*. This value will be a direct result of our ability to extend and solidify our current market leadership position. The stronger our market leadership, the more powerful our economic model. Market leadership can translate directly to higher revenue, higher profitability, greater capital velocity, and correspondingly stronger returns on invested capital.

Our decisions have consistently reflected this focus. We first measure ourselves in terms of the metrics most indicative of our market leadership: customer and revenue growth, the degree to which our customers continue to purchase from us on a repeat basis, and the strength of our brand. We have invested and will continue to invest aggressively to expand and leverage our customer base, brand, and infrastructure as we move to establish an enduring franchise.

Because of our emphasis on the long term, we may make decisions and weigh tradeoffs differently than some companies. Accordingly, we want to share with you our fundamental management and decision-making approach so that you, our shareholders, may confirm that it is consistent with your investment philosophy:

- We will continue to focus relentlessly on our customers.
- We will continue to make investment decisions in light of long-term market leadership considerations rather than short-term profitability considerations or short-term Wall Street reactions.
- We will continue to measure our programs and the effectiveness of our investments analytically, to jettison those that do not provide acceptable returns, and to step up our investment in those that work best. We will continue to learn from both our successes and our failures.

- We will make bold rather than timid investment decisions where we see a sufficient probability of gaining market leadership advantages. Some of these investments will pay off, others will not, and we will have learned another valuable lesson in either case.
- When forced to choose between optimizing the appearance of our GAAP accounting and maximizing the present value of future cash flows, we'll take the cash flows.
- We will share our strategic thought processes with you when we make bold choices (to the extent competitive pressures allow), so that you may evaluate for yourselves whether we are making rational long-term leadership investments.
- We will work hard to spend wisely and maintain our lean culture. We understand the importance of continually reinforcing a cost-conscious culture, particularly in a business incurring net losses.
- We will balance our focus on growth with emphasis on long-term profitability and capital management. At this stage, we choose to prioritize growth because we believe that scale is central to achieving the potential of our business model.
- We will continue to focus on hiring and retaining versatile and talented employees, and continue to weight their compensation to stock options rather than cash. We know our success will be largely affected by our ability to attract and retain a motivated employee base, each of whom must think like, and therefore must actually be, an owner.

We aren't so bold as to claim that the above is the "right" investment philosophy, but it's ours, and we would be remiss if we weren't clear in the approach we have taken and will continue to take.

With this foundation, we would like to turn to a review of our business focus, our progress in 1997, and our outlook for the future.

Obsess Over Customers

From the beginning, our focus has been on offering our customers compelling value. We realized that the Web was, and still is, the World Wide Wait. Therefore, we set out to offer customers something they simply could not get any other way, and began serving them with books. We brought them much more selection than was possible in a physical store (our store would now occupy 6 football fields), and presented it in a useful, easy-to-search, and easy-to-browse format in a store open 365 days a year, 24 hours a day. We maintained a dogged focus on improving the shopping experience, and in 1997 substantially enhanced our store. We now offer customers gift certificates, 1-Click℠ shopping, and vastly more reviews, content, browsing options, and recommendation features. We dramatically lowered prices, further increasing customer value. Word of mouth remains the most powerful customer acquisition tool we have, and we are grateful for the trust our customers have placed in us. Repeat purchases and word of mouth have combined to make Amazon.com the market leader in online bookselling.

By many measures, Amazon.com came a long way in 1997:

- Sales grew from $15.7 million in 1996 to $147.8 million – an 838% increase.
- Cumulative customer accounts grew from 180,000 to 1,510,000 – a 738% increase.
- The percentage of orders from repeat customers grew from over 46% in the fourth quarter of 1996 to over 58% in the same period in 1997.
- In terms of audience reach, per Media Metrix, our Web site went from a rank of 90th to within the top 20.
- We established long-term relationships with many important strategic partners, including America Online, Yahoo!, Excite, Netscape, GeoCities, AltaVista, @Home, and Prodigy.

Infrastructure

During 1997, we worked hard to expand our business infrastructure to support these greatly increased traffic, sales, and service levels:

- Amazon.com's employee base grew from 158 to 614, and we significantly strengthened our management team.
- Distribution center capacity grew from 50,000 to 285,000 square feet, including a 70% expansion of our Seattle facilities and the launch of our second distribution center in Delaware in November.
- Inventories rose to over 200,000 titles at year-end, enabling us to improve availability for our customers.
- Our cash and investment balances at year-end were $125 million, thanks to our initial public offering in May 1997 and our $75 million loan, affording us substantial strategic flexibility.

Our Employees

The past year's success is the product of a talented, smart, hard-working group, and I take great pride in being a part of this team. Setting the bar high in our approach to hiring has been, and will continue to be, the single most important element of Amazon.com's success.

It's not easy to work here (when I interview people I tell them, "You can work long, hard, or smart, but at Amazon.com you can't choose two out of three"), but we are working to build something important, something that matters to our customers, something that we can all tell our grandchildren about. Such things aren't meant to be easy. We are incredibly fortunate to have this group of dedicated employees whose sacrifices and passion build Amazon.com.

Goals for 1998

We are still in the early stages of learning how to bring new value to our customers through Internet commerce and merchandising. Our goal remains to continue to solidify and extend our brand and customer base. This requires sustained investment in systems and infrastructure to support outstanding customer convenience, selection, and service while we grow. We are planning to add music to our product offering, and over time we believe that other products may be prudent investments. We also believe there are significant opportunities to better serve our customers overseas, such as reducing delivery times and better tailoring the customer experience. To be certain, a big part of the challenge for us will lie not in finding new ways to expand our business, but in prioritizing our investments.

We now know vastly more about online commerce than when Amazon.com was founded, but we still have so much to learn. Though we are optimistic, we must remain vigilant and maintain a sense of urgency. The challenges and hurdles we will face to make our long-term vision for Amazon.com a reality are several: aggressive, capable, well-funded competition; considerable growth challenges and execution risk; the risks of product and geographic expansion; and the need for large continuing investments to meet an expanding market opportunity. However, as we've long said, online bookselling, and online commerce in general, should prove to be a very large market, and it's likely that a number of companies will see significant benefit. We feel good about what we've done, and even more excited about what we want to do.

1997 was indeed an incredible year. We at Amazon.com are grateful to our customers for their business and trust, to each other for our hard work, and to our shareholders for their support and encouragement.

Jeffrey P. Bezos
Founder and Chief Executive Officer
Amazon.com, Inc.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission File No. 000-22513

AMAZON.COM, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-1646860**
(State or other jurisdiction *of incorporation or organization)*	**(I.R.S. Employer *Identification No.)***

410 Terry Avenue North
Seattle, Washington 98109-5210
(206) 266-1000
(Address and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2011	$ 74,662,887,792
Number of shares of common stock outstanding as of January 19, 2012	455,068,465

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2012, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

AMAZON.COM, INC.

FORM 10-K
For the Fiscal Year Ended December 31, 2011

INDEX

AMAZON.COM, INC.

PART I

Item 1. ***Business***

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements based on expectations, estimates, and projections as of the date of this filing. Actual results may differ materially from those expressed in forward-looking statements. See Item 1A of Part I—"Risk Factors."

Amazon.com, Inc. was incorporated in 1994 in the state of Washington and reincorporated in 1996 in the state of Delaware. Our principal corporate offices are located in Seattle, Washington. We completed our initial public offering in May 1997 and our common stock is listed on the Nasdaq Global Select Market under the symbol "AMZN."

As used herein, "Amazon.com," "we," "our" and similar terms include Amazon.com, Inc. and its subsidiaries, unless the context indicates otherwise.

General

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and offers Earth's Biggest Selection. We seek to be Earth's most customer-centric company for four primary customer sets: consumers, sellers, enterprises, and content creators. In addition, we generate revenue through other marketing and promotional services, such as online advertising, and co-branded credit card agreements.

We have organized our operations into two principal segments: North America and International. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 11—Segment Information." See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Information" for supplemental information about our net sales.

Consumers

We serve consumers through our retail websites, and focus on selection, price, and convenience. We design our websites to enable millions of unique products to be sold by us and by third parties across dozens of product categories. We also manufacture and sell Kindle devices. We strive to offer our customers the lowest prices possible through low everyday product pricing and shipping offers, including through membership in Amazon Prime, and to improve our operating efficiencies so that we can continue to lower prices for our customers. We also provide easy-to-use functionality, fast and reliable fulfillment, and timely customer service.

We fulfill customer orders in a number of ways, including through the U.S. and international fulfillment centers and warehouses that we operate, through co-sourced and outsourced arrangements in certain countries, and through digital delivery. We operate customer service centers globally, which are supplemented by co-sourced arrangements. See Item 2 of Part I, "Properties."

Sellers

We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us. We are not the seller of record in these transactions, but instead earn fixed fees, revenue share fees, per-unit activity fees, or some combination thereof.

Enterprises

We serve developers and enterprises of all sizes through Amazon Web Services ("AWS"), which provides access to technology infrastructure that enables virtually any type of business.

Content Creators

We serve authors and independent publishers with Kindle Direct Publishing, an online platform that lets independent authors and publishers choose a 70% royalty option and make their books available in the Kindle Store. Amazon's own publishing arm, Amazon Publishing, offers authors another outlet to publish their books. We also serve authors, musicians, filmmakers and other content creators through CreateSpace, which provides on-demand publishing and manufacturing for independent content creators, publishers, film studios, and music labels.

Competition

Our businesses are rapidly evolving and intensely competitive. Our current and potential competitors include: (1) physical-world retailers, publishers, vendors, distributors, manufacturers, and producers of our products; (2) other online e-commerce and mobile e-commerce sites, including sites that sell or distribute digital content; (3) a number of indirect competitors, including media companies, web portals, comparison shopping websites, and web search engines, either directly or in collaboration with other retailers; (4) companies that provide e-commerce services, including website development, fulfillment, and customer service; (5) companies that provide infrastructure web services or other information storage or computing services or products; and (6) companies that design, manufacture, market, or sell digital media devices. We believe that the principal competitive factors in our retail businesses include selection, price, and convenience, including fast and reliable fulfillment. Additional competitive factors for our seller and enterprise services include the quality, speed, and reliability of our services and tools. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to technology, infrastructure, fulfillment, and marketing. Other companies also may enter into business combinations or alliances that strengthen their competitive positions.

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. We have registered, or applied for the registration of, a number of U.S. and international domain names, trademarks, service marks, and copyrights. Additionally, we have filed U.S. and international patent applications covering certain of our proprietary technology. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights to third parties.

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter, which ends December 31. We recognized 36%, 38%, and 39% of our annual revenue during the fourth quarter of 2011, 2010, and 2009.

Employees

We employed approximately 56,200 full-time and part-time employees at December 31, 2011. However, employment levels fluctuate due to seasonal factors affecting our business. Additionally, we utilize independent contractors and temporary personnel to supplement our workforce, particularly on a seasonal basis. Although we have works councils and statutory employee representation obligations in certain countries, our employees are not represented by a labor union and we consider our employee relations to be good. Competition for qualified personnel in our industry has historically been intense, particularly for software engineers, computer scientists, and other technical staff.

Available Information

Our investor relations website is www.amazon.com/ir and we encourage investors to use it as a way of easily finding information about us. We promptly make available on this website, free of charge, the reports that we file or furnish with the Securities and Exchange Commission ("SEC"), corporate governance information (including our Code of Business Conduct and Ethics), and select press releases and social media postings.

Executive Officers and Directors

The following tables set forth certain information regarding our Executive Officers and Directors as of January 19, 2012:

Executive Officers

Name	Age	Position
Jeffrey P. Bezos	48	President, Chief Executive Officer, and Chairman of the Board
Jeffrey M. Blackburn	42	Senior Vice President, Business Development
Sebastian J. Gunningham ...	49	Senior Vice President, Seller Services
Andrew R. Jassy	44	Senior Vice President, Web Services
Steven Kessel	46	Senior Vice President, Worldwide Digital Media
Marc A. Onetto	61	Senior Vice President, Worldwide Operations
Diego Piacentini	51	Senior Vice President, International Retail
Shelley L. Reynolds	47	Vice President, Worldwide Controller, and Principal Accounting Officer
Thomas J. Szkutak	51	Senior Vice President and Chief Financial Officer
H. Brian Valentine	52	Senior Vice President, Ecommerce Platform
Jeffrey A. Wilke	45	Senior Vice President, North America Retail
L. Michelle Wilson	48	Senior Vice President, General Counsel, and Secretary

Jeffrey P. Bezos. Mr. Bezos has been Chairman of the Board of Amazon.com since founding it in 1994 and Chief Executive Officer since May 1996. Mr. Bezos served as President of the Company from founding until June 1999 and again from October 2000 to the present.

Jeffrey M. Blackburn. Mr. Blackburn has served as Senior Vice President, Business Development, since April 2006.

Sebastian J. Gunningham. Mr. Gunningham has served as Senior Vice President, Seller Services, since joining Amazon.com in March 2007. Prior to joining Amazon.com, Mr. Gunningham was President of First Data Utilities from August 2006 to February 2007.

Andrew R. Jassy. Mr. Jassy has served as Senior Vice President, Web Services, since April 2006.

Steven Kessel. Mr. Kessel has served as Senior Vice President, Worldwide Digital Media, since April 2006.

Marc A. Onetto. Mr. Onetto has served as Senior Vice President, Worldwide Operations, since joining Amazon.com in December 2006.

Diego Piacentini. Mr. Piacentini has served as Senior Vice President, International Retail, since January 2007.

Shelley L. Reynolds. Ms. Reynolds has served as Vice President, Worldwide Controller, and Principal Accounting Officer since April 2007. From February 2006 to April 2007, she was Vice President, Finance and Controller.

Thomas J. Szkutak. Mr. Szkutak has served as Senior Vice President and Chief Financial Officer since joining Amazon.com in October 2002.

H. Brian Valentine. Mr. Valentine has served as Senior Vice President, Ecommerce Platform, since joining Amazon.com in September 2006.

Jeffrey A. Wilke. Mr. Wilke has served as Senior Vice President, North America Retail, since January 2007.

L. Michelle Wilson. Ms. Wilson has served as Senior Vice President, General Counsel, and Secretary since July 2003.

Board of Directors

Name	Age	Position
Jeffrey P. Bezos	48	President, Chief Executive Officer, and Chairman of the Board
Tom A. Alberg	71	Managing Director, Madrona Venture Group
John Seely Brown	71	Visiting Scholar and Advisor to the Provost, University of Southern California
William B. Gordon	61	Partner, Kleiner Perkins Caufield & Byers
Blake G. Krikorian	44	Founder and Chief Executive Officer, id8 Group Productions, Inc.
Alain Monié	61	President and Chief Executive Officer, Ingram Micro Inc.
Jonathan J. Rubinstein	55	Former Chairman and CEO, Palm, Inc.
Thomas O. Ryder	67	Retired, Former Chairman, Reader's Digest Association, Inc.
Patricia Q. Stonesifer	55	Vice Chair, Board of Regents, Smithsonian Institution

Item 1A. ***Risk Factors***

Please carefully consider the following risk factors. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected. In addition, the current global economic climate amplifies many of these risks.

We Face Intense Competition

Our businesses are rapidly evolving and intensely competitive, and we have many competitors in different industries, including retail, e-commerce services, digital content and digital media devices, and web services. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure, fulfillment, and marketing.

Competition may intensify as our competitors enter into business combinations or alliances and established companies in other market segments expand into our market segments. In addition, new and enhanced technologies, including search, web services, and digital, may increase our competition. The Internet facilitates competitive entry and comparison shopping, and increased competition may reduce our sales and profits.

Our Expansion Places a Significant Strain on our Management, Operational, Financial and Other Resources

We are rapidly and significantly expanding our global operations, including increasing our product and service offerings and scaling our infrastructure to support our retail and services businesses. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

Our Expansion into New Products, Services, Technologies and Geographic Regions Subjects Us to Additional Business, Legal, Financial and Competitive Risks

We may have limited or no experience in our newer market segments, and our customers may not adopt our new offerings. These offerings may present new and difficult technology challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may be lower than in our older activities, and we may not be successful enough in these newer activities to recoup our investments in them. If any of this were to occur, it could damage our reputation, limit our growth and negatively affect our operating results.

We May Experience Significant Fluctuations in Our Operating Results and Growth Rate

We may not be able to accurately forecast our growth rate. We base our expense levels and investment plans on sales estimates. A significant portion of our expenses and investments is fixed, and we may not be able to adjust our spending quickly enough if our sales are less than expected.

Our revenue growth may not be sustainable, and our percentage growth rates may decrease. Our revenue and operating profit growth depends on the continued growth of demand for the products and services offered by us or our sellers, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.

Our sales and operating results will also fluctuate for many other reasons, including due to risks described elsewhere in this section and the following:

- our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' demands;
- our ability to retain and expand our network of sellers;
- our ability to offer products on favorable terms, manage inventory, and fulfill orders;
- the introduction of competitive websites, products, services, price decreases, or improvements;
- changes in usage or adoption rates of the Internet, e-commerce, digital media devices and web services, including in non-U.S. markets;
- timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;
- the success of our geographic, service, and product line expansions;
- the outcomes of legal proceedings and claims;
- variations in the mix of products and services we sell;
- variations in our level of merchandise and vendor returns;
- the extent to which we offer free shipping, continue to reduce product prices worldwide, and provide additional benefits to our customers;
- the extent to which we invest in technology and content, fulfillment and other expense categories;
- increases in the prices of fuel and gasoline, as well as increases in the prices of other energy products and commodities like paper and packing supplies;
- the extent to which our equity method investees record significant operating and non-operating items;

- the extent to which operators of the networks between our customers and our websites successfully charge fees to grant our customers unimpaired and unconstrained access to our online services;
- our ability to collect amounts owed to us when they become due;
- the extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions and similar events; and
- terrorist attacks and armed hostilities.

We May Not Be Successful in Our Efforts to Expand into International Market Segments

Our international activities are significant to our revenues and profits, and we plan to further expand internationally. In certain international market segments, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. Our international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:

- local economic and political conditions;
- government regulation of e-commerce, other online services and electronic devices and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;
- restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights;
- business licensing or certification requirements, such as for imports, exports and electronic devices;
- limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
- limited fulfillment and technology infrastructure;
- shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
- laws and regulations regarding consumer and data protection, privacy, network security, encryption, and restrictions on pricing or discounts;
- lower levels of use of the Internet;
- lower levels of consumer spending and fewer opportunities for growth compared to the U.S.;
- lower levels of credit card usage and increased payment risk;
- difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
- different employee/employer relationships and the existence of workers' councils and labor unions;
- laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and
- geopolitical events, including war and terrorism.

As the international e-commerce channel grows, competition will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. We may not be able to hire, train, retain, and manage required personnel, which may limit our international growth.

The People's Republic of China ("PRC") regulates Amazon's and its affiliates' businesses and operations in the PRC through regulations and license requirements restricting (i) foreign investment in the Internet, IT infrastructure, retail, delivery, and other sectors, (ii) Internet content and (iii) the sale of media and other products. For example, in order to meet local ownership and regulatory licensing requirements, www.amazon.cn is operated by PRC companies that are indirectly owned, either wholly or partially, by PRC nationals. Although we believe these structures comply with existing PRC laws, they involve unique risks. There are substantial uncertainties regarding the interpretation of PRC laws and regulations, and it is possible that the PRC government will ultimately take a view contrary to ours. If our Chinese business interests were found to be in violation of any existing or future PRC laws or regulations or if interpretations of those laws and regulations were to change, the business could be subject to fines and other financial penalties, have licenses revoked or be forced to shut down entirely. In addition, the Chinese businesses and operations may be unable to continue to operate if we or our affiliates are unable to enforce contractual relationships with respect to management and control of such businesses.

If We Do Not Successfully Optimize and Operate Our Fulfillment Centers, Our Business Could Be Harmed

If we do not adequately predict customer demand or otherwise optimize and operate our fulfillment centers successfully, it could result in excess or insufficient inventory or fulfillment capacity, result in increased costs, impairment charges, or both, or harm our business in other ways. A failure to optimize inventory will increase our net shipping cost by requiring long-zone or partial shipments. Orders from several of our websites are fulfilled primarily from a single location, and we have only a limited ability to reroute orders to third parties for drop-shipping. We and our co-sourcers may be unable to adequately staff our fulfillment and customer service centers. As we continue to add fulfillment and warehouse capability or add new businesses with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If the other businesses on whose behalf we perform inventory fulfillment services deliver product to our fulfillment centers in excess of forecasts, we may be unable to secure sufficient storage space and may be unable to optimize our fulfillment centers. There can be no assurance that we will be able to operate our network effectively.

We rely on a limited number of shipping companies to deliver inventory to us and completed orders to our customers. If we are not able to negotiate acceptable terms with these companies or they experience performance problems or other difficulties, it could negatively impact our operating results and customer experience. In addition, our ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God and similar factors.

Third parties either drop-ship or otherwise fulfill an increasing portion of our customers' orders, and we are increasingly reliant on the reliability, quality and future procurement of their services. Under some of our commercial agreements, we maintain the inventory of other companies, thereby increasing the complexity of tracking inventory and operating our fulfillment centers. Our failure to properly handle such inventory or the inability of these other companies to accurately forecast product demand would result in unexpected costs and other harm to our business and reputation.

The Seasonality of Our Business Places Increased Strain on Our Operations

We expect a disproportionate amount of our net sales to occur during our fourth quarter. If we do not stock or restock popular products in sufficient amounts such that we fail to meet customer demand, it could significantly affect our revenue and our future growth. If we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profitability. We may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our websites within a short period of time due to increased holiday demand, we may experience system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand. We also face risks described elsewhere in this Item 1A relating to fulfillment center optimization and inventory.

We generally have payment terms with our vendors that extend beyond the amount of time necessary to collect proceeds from our customers. As a result of holiday sales, at December 31 of each year, our cash, cash equivalents, and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable at December 31. Our accounts payable balance generally declines during the first three months of the year, resulting in a corresponding decline in our cash, cash equivalents, and marketable securities balances.

Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Commercial Agreements, Strategic Alliances, and Other Business Relationships

We provide e-commerce services to other businesses through our seller programs and other commercial agreements, strategic alliances and business relationships. Under these agreements, we provide technology, fulfillment and other services, as well as enable sellers to offer products or services through our websites and power their websites. These arrangements are complex and require substantial personnel and resource commitments by us, which may limit the agreements we are able to enter into and our ability to integrate and deliver services under them. If we fail to implement, maintain, and develop the components of these commercial relationships, which may include fulfillment, customer service, inventory management, tax collection, payment processing, licensing of third-party software, hardware, and content, and engaging third parties to perform hosting and other services, these initiatives may not be viable. The amount of compensation we receive under certain of these agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- impairment of other relationships;
- variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and
- difficulty integrating under the commercial agreements.

Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Acquisitions and Investments

We have acquired and invested in a number of companies, and we may acquire or invest in or enter into joint ventures with additional companies. These transactions create risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- problems retaining key personnel;

- additional operating losses and expenses of the businesses we acquired or in which we invested;
- the potential impairment of tangible assets, such as inventory, and intangible assets and goodwill acquired in the acquisitions;
- the potential impairment of customer and other relationships of the company we acquired or in which we invested or our own customers as a result of any integration of operations;
- the difficulty of incorporating acquired technology and rights into our offerings and unanticipated expenses related to such integration;
- the difficulty of integrating a new company's accounting, financial reporting, management, information and information security, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;
- for investments in which an investee's financial performance is incorporated into our financial results, either in full or in part, the dependence on the investee's accounting, financial reporting and similar systems, controls and processes;
- the difficulty of implementing at companies we acquire the controls, procedures and policies appropriate for a larger public company;
- potential unknown liabilities associated with a company we acquire or in which we invest; and
- for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political, and regulatory risks associated with specific countries.

As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business. In addition, valuations supporting our acquisitions and strategic investments could change rapidly given the current global economic climate. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our financial results.

We Have Foreign Exchange Risk

The results of operations of, and certain of our intercompany balances associated with, our international websites are exposed to foreign exchange rate fluctuations. Upon translation, operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. As we have expanded our international operations, our exposure to exchange rate fluctuations has increased. We also hold cash equivalents and/or marketable securities primarily in Euros, Japanese Yen, and British Pounds. If the U.S. Dollar strengthens compared to these currencies, cash equivalents and marketable securities balances, when translated, may be materially less than expected and vice versa.

The Loss of Key Senior Management Personnel Could Negatively Affect Our Business

We depend on our senior management and other key personnel, particularly Jeffrey P. Bezos, our President, CEO, and Chairman. We do not have "key person" life insurance policies. The loss of any of our executive officers or other key employees could harm our business.

We Could Be Harmed by Data Loss or Other Security Breaches

As a result of our services being web-based and the fact that we process, store and transmit large amounts of data, including personal information, for our customers, failure to prevent or mitigate data loss or other security breaches could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us and otherwise harm our business. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, such measures cannot provide absolute security. In addition, we rely on third party technology and systems in certain aspects of our businesses, including for encryption and authentication technology to securely transmit confidential information.

We Face Risks Related to System Interruption and Lack of Redundancy

We experience occasional system interruptions and delays that make our websites and services unavailable or slow to respond and prevent us from efficiently fulfilling orders or providing services to third parties, which may reduce our net sales and the attractiveness of our products and services. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of our systems, it could cause system interruptions or delays and adversely affect our operating results.

Our computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from accepting and fulfilling customer orders and providing services, which could make our product and service offerings less attractive and subject us to liability. Our systems are not fully redundant and our disaster recovery planning may not be sufficient. In addition, we may have inadequate insurance coverage to compensate for any related losses. Any of these events could damage our reputation and be expensive to remedy.

We Face Significant Inventory Risk

In addition to risks described elsewhere in this Item 1A relating to fulfillment center and inventory optimization by us and third parties, we are exposed to significant inventory risks that may adversely affect our operating results as a result of seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in consumer demand and consumer spending patterns, changes in consumer tastes with respect to our products and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking products we manufacture and/or sell. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. In addition, when we begin selling or manufacturing a new product, it may be difficult to establish vendor relationships, determine appropriate product or component selection, and accurately forecast demand. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. We carry a broad selection and significant inventory levels of certain products, such as consumer electronics, and we may be unable to sell products in sufficient quantities or during the relevant selling seasons. Any one of the inventory risk factors set forth above may adversely affect our operating results.

We May Not Be Able to Adequately Protect Our Intellectual Property Rights or May Be Accused of Infringing Intellectual Property Rights of Third Parties

We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and patent law, trade secret protection, and confidentiality and/or license agreements with our employees, customers, and others to protect our proprietary rights. Effective intellectual property protection may not be available in every country in which our products and services are made available. We also may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights.

We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

Other parties also may claim that we infringe their proprietary rights. We have been subject to, and expect to continue to be subject to, claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own in providing e-commerce services to other businesses and individuals under commercial agreements. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

Our digital content offerings depend in part on effective digital rights management technology to control access to digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and content providers may be unwilling to include their content in our service.

We Have a Rapidly Evolving Business Model and Our Stock Price Is Highly Volatile

We have a rapidly evolving business model. The trading price of our common stock fluctuates significantly in response to, among other risks, the risks described elsewhere in this Item 1A, as well as:

- changes in interest rates;
- conditions or trends in the Internet and the e-commerce industry;
- quarterly variations in operating results;
- fluctuations in the stock market in general and market prices for Internet-related companies in particular;
- changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- changes in our capital structure, including issuance of additional debt or equity to the public;
- changes in the valuation methodology of, or performance by, other e-commerce or technology companies; and
- transactions in our common stock by major investors and certain analyst reports, news, and speculation.

Volatility in our stock price could adversely affect our business and financing opportunities and force us to increase our cash compensation to employees or grant larger stock awards than we have historically, which could hurt our operating results or reduce the percentage ownership of our existing stockholders, or both.

Government Regulation Is Evolving and Unfavorable Changes Could Harm Our Business

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, and electronic devices. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

We Do Not Collect Sales or Consumption Taxes in Some Jurisdictions

U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales taxes with respect to remote sales. However, an increasing number of states have considered or adopted laws that attempt to impose obligations on out-of-state retailers to collect taxes on their behalf. We support a Federal law that would require sales tax collection under a nationwide system. More than half of our revenue is already earned in jurisdictions where we collect sales tax or its equivalent. A successful assertion by one or more states or foreign countries requiring us to collect taxes where we do not do so could result in substantial tax liabilities, including for past sales, as well as penalties and interest.

We Could be Subject to Additional Income Tax Liabilities

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our worldwide provision and accruals for these taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by losses incurred in jurisdictions for which we are not able to realize the related tax benefit, by changes in foreign currency exchange rates, by entry into new businesses and geographies and changes to our existing businesses, by acquisitions, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax liabilities against us. Although we believe our tax estimates are reasonable, the final outcome of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. Developments in an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods.

Our Supplier Relationships Subject Us to a Number of Risks

We have significant suppliers, including licensors, that are important to our sourcing, services, manufacturing and any related ongoing servicing of merchandise and content. We do not have long-term arrangements with most of our suppliers to guarantee availability of merchandise, content, components or services, particular payment terms, or the extension of credit limits. If our current suppliers were to stop selling or licensing merchandise, content, components or services to us on acceptable terms, or delay delivery, including as a result of one or more supplier bankruptcies due to poor economic conditions, as a result of natural disasters or for other reasons, we may be unable to procure alternatives from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

We May be Subject to Risks Related to Government Contracts and Related Procurement Regulations

Our contracts with U.S., as well as state, local and foreign, government entities are subject to various procurement regulations and other requirements relating to their formation, administration and performance. We may be subject to audits and investigations relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contract, refunding or suspending of payments, forfeiture of profits, payment of fines and suspension or debarment from future government business. In addition, such contracts may provide for termination by the government at any time, without cause.

We May Be Subject to Product Liability Claims if People or Property Are Harmed by the Products We Sell

Some of the products we sell or manufacture may expose us to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. Certain third parties also sell products using our e-commerce platform that may increase our exposure to product liability claims, such as if these sellers do not have sufficient protection from such claims. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, some of our agreements with our vendors and sellers do not indemnify us from product liability.

We Are Subject to Payments-Related Risks

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift certificates, direct debit from a customer's bank account, consumer invoicing, physical bank check and payment upon delivery. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements, and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected. We also offer co-branded credit card programs that represent a significant component of our services revenue. If one or more of these agreements are terminated and we are unable to replace them on similar terms, or at all, it could adversely affect our operating results.

In addition, we qualify as a money services business in certain jurisdictions because we enable customers to keep account balances with us and transfer money to third parties, and because we provide services to third parties to facilitate payments on their behalf. In these jurisdictions, we may be subject to requirements for licensing, regulatory inspection, bonding, the handling of transferred funds and consumer disclosures. We are also subject to or voluntarily comply with a number of other laws and regulations relating to money laundering, international money transfers, privacy and information security and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to civil and criminal penalties or forced to cease our payments services business.

We Could Be Liable for Fraudulent or Unlawful Activities of Sellers

The law relating to the liability of providers of online payment services is currently unsettled. In addition, governmental agencies could require changes in the way this business is conducted. Under our seller programs, we may be unable to prevent sellers from collecting payments, fraudulently or otherwise, when buyers never receive the products they ordered or when the products received are materially different from the sellers' descriptions. Under our A2Z Guarantee, we reimburse buyers for payments up to certain limits in these situations, and as our marketplace seller sales grow, the cost of this program will increase and could negatively affect our operating results. We also may be unable to prevent sellers on our sites or through other seller sites from selling unlawful goods, from selling goods in an unlawful manner, or violating the proprietary rights of others, and could face civil or criminal liability for unlawful activities by our sellers.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

As of December 31, 2011, we operated the following facilities:

Description of Use	Square Footage (1) (in thousands)	Operating Segments	Lease Expirations (1)
Office lease	3,416	North America	From 2012 through 2026
Office lease	837	International	From 2012 through 2021
Sub-total	4,253		
Fulfillment and other	26,364	North America	From 2012 through 2026
Fulfillment and other	17,690	International	From 2012 through 2025
Sub-total	44,054		
Total	48,307		

(1) Represents the total leased space excluding sub-leased space.

We lease our corporate headquarters in Seattle, Washington. Additionally, we lease corporate office, fulfillment and warehouse operations, data center, customer service, and other facilities, principally in North America, Europe, and Asia.

Item 3. *Legal Proceedings*

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 7—Commitments and Contingencies—Legal Proceedings" and "—Other Contingencies."

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for the Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "AMZN." The following table sets forth the high and low per share sale prices for our common stock for the periods indicated, as reported by the Nasdaq Global Select Market.

	High	Low
Year ended December 31, 2010		
First Quarter	$138.19	$113.82
Second Quarter	151.09	106.01
Third Quarter	161.78	105.80
Fourth Quarter	185.65	151.40
Year ended December 31, 2011		
First Quarter	$191.60	$160.59
Second Quarter	206.39	175.37
Third Quarter	244.00	177.10
Fourth Quarter	246.71	166.97

Holders

As of January 19, 2012, there were 3,327 shareholders of record of our common stock, although there are a much larger number of beneficial owners.

Dividends

We have never declared or paid cash dividends on our common stock. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

On January 28, 2010, we publicly announced that our Board of Directors had authorized the Company to repurchase up to $2 billion of the Company's common stock with no fixed expiration. We may make these purchases in the open market or through privately negotiated transactions and in discretionary purchases or pursuant to pre-established purchase plans. The table below sets forth information regarding our purchases of our common stock during Q4 2011 (in millions, except Average Price Paid Per Share data):

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Repurchased Under the Program
October 1—October 31, 2011	—	$ —	—	$2,000
November 1—November 30, 2011	1.5	189.22	1.5	1,723
December 1—December 31, 2011	—	—	—	1,723
Total	1.5		1.5	

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto in Item 8 of Part II, "Financial Statements and Supplementary Data," and the information contained in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(in millions, except per share data)				
Statements of Operations:					
Net sales	$48,077	$34,204	$24,509	$19,166	$14,835
Income from operations	862	1,406	1,129	842	655
Net income	631	1,152	902	645	476
Basic earnings per share (1)	$ 1.39	$ 2.58	$ 2.08	$ 1.52	$ 1.15
Diluted earnings per share (1)	$ 1.37	$ 2.53	$ 2.04	$ 1.49	$ 1.12
Weighted average shares used in computation of earnings per share:					
Basic	453	447	433	423	413
Diluted	461	456	442	432	424
Statements of Cash Flows:					
Net cash provided by operating activities	$ 3,903	$ 3,495	$ 3,293	$ 1,697	$ 1,405
Purchases of fixed assets, including internal-use software and website development	(1,811)	(979)	(373)	(333)	(224)
Free cash flow (2)	$ 2,092	$ 2,516	$ 2,920	$ 1,364	$ 1,181

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(in millions)				
Balance Sheets:					
Total assets	$25,278	$18,797	$13,813	$ 8,314	$ 6,485
Total long-term obligations	2,625	1,561	1,192	896	1,574

(1) For further discussion of earnings per share, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies."

(2) Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchases of fixed assets, including capitalized internal-use software and website development, both of which are presented on our consolidated statements of cash flows. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Measures."

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons, including, among others, fluctuations in foreign exchange rates, changes in global economic conditions and consumer spending, world events, the rate of growth of the Internet and online commerce, the amount that Amazon.com invests in new business opportunities and the timing of those investments, the mix of products sold to customers, the mix of net sales derived from products as compared with services, the extent to which we owe income taxes, competition, management of growth, potential fluctuations in operating results, international growth and expansion, the outcomes of legal proceedings and claims, fulfillment center optimization, risks of inventory management, seasonality, the degree to which the Company enters into, maintains, and develops commercial agreements, acquisitions, and strategic transactions, payments risks, and risks of fulfillment throughput and productivity. In addition, the current global economic climate amplifies many of these risks. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A of Part I, "Risk Factors."

Overview

Our primary source of revenue is the sale of a wide range of products and services to customers. The products offered on our consumer-facing websites primarily include merchandise and content we have purchased for resale from vendors and those offered by third-party sellers, and we also manufacture and sell Kindle devices. Generally, we recognize gross revenue from items we sell from our inventory as product sales and recognize our net share of revenue of items sold by other sellers as services sales. We also offer other services such as AWS, fulfillment, publishing, digital content subscriptions, miscellaneous marketing and promotional agreements, such as online advertising, and co-branded credit cards.

Our financial focus is on long-term, sustainable growth in free cash flow[1] per share. Free cash flow is driven primarily by increasing operating income and efficiently managing working capital[2] and capital expenditures. Increases in operating income primarily result from increases in sales of products and services and efficiently managing our operating costs, offset by investments we make in longer-term strategic initiatives. To increase sales of products and services, we focus on improving all aspects of the customer experience, including lowering prices, improving availability, offering faster delivery and performance times, increasing selection, increasing product categories and service offerings, expanding product information, improving ease of use, improving reliability, and earning customer trust. We also seek to efficiently manage shareholder dilution while maintaining the flexibility to issue shares for strategic purposes, such as financings, acquisitions, and aligning employee compensation with shareholders' interests. We utilize restricted stock units as our primary vehicle for equity compensation because we believe they align the interests of our shareholders and employees. In measuring shareholder dilution, we include all vested and unvested stock awards outstanding, without regard to estimated forfeitures. Total shares outstanding plus outstanding stock awards were 468 million and 465 million at December 31, 2011 and 2010.

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1 Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchases of fixed assets, including capitalized internal-use software and website development, both of which are presented on our consolidated statements of cash flows. See "Results of Operations—Non-GAAP Financial Measures" below.

2 Working capital consists of accounts receivable, inventory, and accounts payable.

We seek to reduce our variable costs per unit and work to leverage our fixed costs. Our variable costs include product and content costs, payment processing and related transaction costs, picking, packaging, and preparing orders for shipment, transportation, customer service support, and a portion of our marketing costs. Our fixed costs include the costs necessary to run our technology infrastructure and AWS; to build, enhance, and add features to our websites, our Kindle devices, and digital offerings; and to build and optimize our fulfillment centers. Variable costs generally change directly with sales volume, while fixed costs generally increase depending on the timing of capacity needs, geographic expansion, category expansion, and other factors. To decrease our variable costs on a per unit basis and enable us to lower prices for customers, we seek to increase our direct sourcing, increase discounts available to us from suppliers, and reduce defects in our processes. To minimize growth in fixed costs, we seek to improve process efficiencies and maintain a lean culture.

Because of our model we are able to turn our inventory quickly and have a cash-generating operating cycle[3]. On average our high inventory velocity means we generally collect from consumers before our payments to suppliers come due. Inventory turnover[4] was 10, 11, and 12 for 2011, 2010, and 2009. We expect variability in inventory turnover over time since it is affected by several factors, including our product mix, the mix of sales by us and by other sellers, our continuing focus on in-stock inventory availability, our investment in new geographies and product lines, and the extent to which we choose to utilize outsource fulfillment providers. Accounts payable days[5] were 74, 72, and 68 for 2011, 2010, and 2009. We expect some variability in accounts payable days over time since they are affected by several factors, including the mix of product sales, the mix of sales by other sellers, the mix of suppliers, seasonality, and changes in payment terms over time, including the effect of balancing pricing and timing of payment terms with suppliers.

We expect spending in technology and content will increase over time as we add computer scientists, software engineers, and merchandising employees. We seek to efficiently invest in several areas of technology and content, including seller platforms, digital initiatives, and expansion of new and existing physical and digital product categories, as well as in technology infrastructure to enhance the customer experience, improve our process efficiencies, and support AWS. We believe that advances in technology, specifically the speed and reduced cost of processing power, the improved consumer experience of the Internet outside of the workplace through lower-cost broadband service to the home, and the advances of wireless connectivity, will continue to improve the consumer experience on the Internet and increase its ubiquity in people's lives. To best take advantage of these continued advances in technology, we are investing in initiatives to build and deploy innovative and efficient software and devices. We are also investing in AWS, which provides technology services that give developers and enterprises of all sizes access to technology infrastructure that enables virtually any type of business.

Our financial reporting currency is the U.S. Dollar and changes in exchange rates significantly affect our reported results and consolidated trends. For example, if the U.S. Dollar weakens year-over-year relative to currencies in our international locations, our consolidated net sales, and operating expenses will be higher than if currencies had remained constant. Likewise, if the U.S. Dollar strengthens year-over-year relative to currencies in our international locations, our consolidated net sales, and operating expenses will be lower than if currencies had remained constant. We believe that our increasing diversification beyond the U.S. economy through our growing international businesses benefits our shareholders over the long term. We also believe it is useful to evaluate our operating results and growth rates before and after the effect of currency changes.

In addition, the remeasurement of our intercompany balances can result in significant gains and charges associated with the effect of movements in currency exchange rates. Currency volatilities may continue, which may significantly impact (either positively or negatively) our reported results and consolidated trends and comparisons.

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3 The operating cycle is number of days of sales in inventory plus number of days of sales in accounts receivable minus accounts payable days.

4 Inventory turnover is the quotient of trailing-twelve-month cost of sales to average inventory over five quarter-ends.

5 Accounts payable days, calculated as the quotient of accounts payable to current quarter cost of sales, multiplied by the number of days in the current quarter.

For additional information about each line item summarized above, refer to Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies."

Critical Accounting Judgments

The preparation of financial statements in conformity with generally accepted accounting principles of the United States ("GAAP") requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments, and assumptions that are significant to understanding our results. For additional information, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies." Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the first-in first-out ("FIFO") method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

These assumptions about future disposition of inventory are inherently uncertain. As a measure of sensitivity, for every 1% of additional inventory valuation allowance at December 31, 2011 we would have recorded an additional cost of sales of approximately $50 million.

Goodwill

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Our annual testing date is October 1. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value or qualitative factors indicate that it is more likely than not that goodwill is impaired, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flow are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment share, and general economic conditions. Certain estimates of discounted cash flows involve businesses and geographies with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

During the year, management monitored the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test. For the periods presented, no triggering events were identified that required an update to our annual impairment test. As a measure of sensitivity, a 10% decrease in the fair value of any of our reporting units as of December 31, 2011 would have had no impact on the carrying value of our goodwill.

Financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short-term swing or a longer-term trend. As a measure of sensitivity, a prolonged 20% decrease from our December 31, 2011, closing stock price would not be an indicator of possible impairment.

Stock-Based Compensation

We measure compensation cost for stock awards at fair value and recognize it as compensation expense over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. The estimation of stock awards that will ultimately vest requires judgment for the amount that will be forfeited, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including employee class, economic environment, and historical experience. We update our estimated forfeiture rate quarterly. A 1% change to our estimated forfeiture rate would have had an approximately $24 million impact on our 2011 operating income. Our estimated forfeiture rates at December 31, 2011 and 2010, were 28% and 30%.

We utilize the accelerated method, rather than the straight-line method, for recognizing compensation expense. Under this method, over 50% of the compensation cost is expensed in the first year of a four year vesting term. If forfeited early in the life of an award, the forfeited amount is much greater under an accelerated method than under a straight-line method.

Income Taxes

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our tax positions and determining our provision and accruals for these taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by losses incurred in jurisdictions for which we are not able to realize the related tax benefit, by changes in foreign currency exchange rates, entry into new businesses and geographies and changes to our existing businesses, acquisitions, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made, as well as prior and subsequent periods.

If we determine that additional portions of our deferred tax assets are realizable, the majority of the benefit will come from the assets associated with the stock-based compensation that was not recognized in the financial statements, but was claimed on the tax return. Since this compensation did not originally run through our consolidated statements of operations, the benefit generated will be recorded to stockholders' equity.

Recent Accounting Pronouncements

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Recent Accounting Pronouncements."

Liquidity and Capital Resources

Cash flow information is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Cash provided by (used in):			
Operating activities	$ 3,903	$ 3,495	$ 3,293
Investing activities	(1,930)	(3,360)	(2,337)
Financing activities	(482)	181	(280)

Our financial focus is on long-term, sustainable growth in free cash flow. Free cash flow, a non-GAAP financial measure, was $2.09 billion for 2011, compared to $2.52 billion and $2.92 billion for 2010 and 2009. See "Results of Operations—Non-GAAP Financial Measures" below for a reconciliation of free cash flow to cash provided by operating activities. The decrease in free cash flow in 2011 was primarily due to increased capital expenditures and changes in working capital, partially offset by increases in sales of gift certificates to our customers, decreased tax benefits on excess stock-based compensation deductions, and increases in net income, excluding depreciation, amortization, and stock-based compensation expense. The decrease in free cash flow in 2010 was primarily due to increased capital expenditures, changes in working capital, and utilization of excess stock-based compensation deductions, partially offset by increases in net income, excluding depreciation, amortization, and stock-based compensation expense. Tax benefits relating to excess stock-based compensation deductions are presented in the statement of cash flows as financing cash inflows; accordingly, as such tax benefits decline, a greater amount of cash is classified as operating cash inflow. Operating cash flows and free cash flows can be volatile and are sensitive to many factors, including changes in working capital, the timing and magnitude of capital expenditures, and our federal taxable income. Working capital at any specific point in time is subject to many variables, including seasonality, inventory management and category expansion, the timing of cash receipts and payments, vendor payment terms, and fluctuations in foreign exchange rates.

Our principal sources of liquidity are cash flows generated from operations and our cash, cash equivalents, and marketable securities balances, which, at fair value, were $9.6 billion, $8.8 billion, and $6.4 billion, at December 31, 2011, 2010, and 2009. Amounts held in foreign currencies were $4.1 billion, $3.4 billion, and $2.8 billion at December 31, 2011, 2010, and 2009, and were primarily Euros, British Pounds, and Japanese Yen.

Cash provided by operating activities was $3.9 billion, $3.5 billion, and $3.3 billion in 2011, 2010, and 2009. Our operating cash flows result primarily from cash received from our consumer, seller, and enterprise customers, miscellaneous marketing and promotional agreements, and our co-branded credit card agreements, offset by cash payments we make for products and services, employee compensation (less amounts capitalized related to internal use software that are reflected as cash used in investing activities), payment processing and related transaction costs, operating leases, and interest payments on our long-term obligations. Cash received from our consumer, seller, and enterprise customers, and other activities generally corresponds to our net sales. Because consumers primarily use credit cards to buy from us, our receivables from consumers settle quickly. Changes to our operating cash flows have historically been driven primarily by changes in operating income and changes to the components of working capital, including changes to receivable and payable days and inventory turns, as well as changes to non-cash items such as excess stock-based compensation and deferred taxes.

Cash used in investing activities corresponds with capital expenditures, including leasehold improvements, internal-use software and website development costs, cash outlays for acquisitions, investments in other companies and intellectual property rights, and purchases, sales, and maturities of marketable securities. Cash used in investing activities was $(1.9) billion, $(3.4) billion, and $(2.3) billion in 2011, 2010, and 2009, with the variability caused primarily by changes in capital expenditures and changes in cash paid for acquisitions, and purchases, maturities, and sales of marketable securities and other investments. Capital expenditures were $1.8 billion, $979 million, and $373 million in 2011, 2010, and 2009, with the sequential increases primarily reflecting additional investments in support of continued business growth due to investments in technology infrastructure, including AWS, and additional capacity to support our fulfillment operations. We expect this trend to continue over time. Capital expenditures included $256 million, $176 million, and $146 million for internal-use software and website development during 2011, 2010, and 2009. Stock-based compensation capitalized for internal-use software and website development costs does not affect cash flows. In 2011, 2010, and 2009, we made cash payments, net of acquired cash, related to acquisition and investment activity of $705 million, $352 million, and $40 million.

Cash provided by (used in) financing activities was $(482) million, $181 million, and $(280) million in 2011, 2010, and 2009. Cash outflows from financing activities result from payments on obligations related to capital leases and leases accounted for as financing arrangements, repurchases of common stock, and repayments of long-term debt. Payments on obligations related to capital leases and leases accounted for as financing arrangements and repayments of long-term debt, were $444 million, $221 million, and $472 million in 2011, 2010, and 2009. We repurchased 1.5 million shares of common stock for $277 million in 2011 under the $2 billion repurchase program authorized by our Board of Directors in January 2010. Cash inflows from financing activities primarily result from proceeds from long term-debt and proceeds from tax benefits relating to excess stock-based compensation deductions. Proceeds from long-term debt and other were $177 million, $143 million, and $87 million in 2011, 2010, and 2009. Tax benefits relating to excess stock-based compensation deductions are presented as financing cash flows. Cash inflows from tax benefits related to stock-based compensation deductions were $62 million, $259 million, and $105 million in 2011, 2010, and 2009.

In 2011, 2010, and 2009 we recorded net tax provisions of $291 million, $352 million, and $253 million. A majority of this provision is non-cash. We have tax benefits relating to excess stock-based compensation deductions that are being utilized to reduce our U.S. taxable income. Except as required under U.S. tax law, we do not provide for U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since we intend to invest such undistributed earnings indefinitely outside of the U.S. At December 31, 2011, amounts held by foreign subsidiaries were $3.6 billion, which include undistributed earnings of foreign subsidiaries indefinitely invested outside of the U.S. of $2.0 billion. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate them. Cash taxes paid (net of refunds) were $33 million, $75 million, and $48 million for 2011, 2010, and 2009. As of December 31, 2011, our federal net operating loss carryforward was approximately $384 million. We also have approximately $273 million of federal tax credits potentially available to offset future tax liabilities. Once we utilize our federal net operating losses and tax credits, we expect cash paid for taxes to significantly increase. We endeavor to optimize our global taxes on a cash basis, rather than on a financial reporting basis.

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 7—Commitments and Contingencies" for additional discussion of our principal contractual commitments, as well as our pledged securities. Purchase obligations and open purchase orders, consisting of inventory and significant non-inventory commitments, were $3 billion at December 31, 2011. Purchase obligations and open purchase orders are generally cancelable in full or in part through the contractual provisions.

On average, our high inventory turnover means we collect from our customers before our payments to suppliers come due. Inventory turnover was 10, 11, and 12 for 2011, 2010, and 2009. We expect variability in inventory turnover over time as it is affected by several factors, including category expansion and changes in our product mix, the mix of sales by us and by other sellers, our continuing focus on in-stock inventory availability, our investment in new geographies and product lines, and the extent to which we choose to utilize outsource fulfillment providers.

We believe that current cash, cash equivalents, and marketable securities balances will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. See Item 1A of Part I, "Risk Factors." We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, repurchase common stock, pay dividends, or repurchase, refinance, or otherwise restructure our debt for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities would likely be dilutive to our shareholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, and technologies, which might affect our liquidity requirements or cause us to issue additional equity or debt securities. There can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all.

Results of Operations

We have organized our operations into two principal segments: North America and International. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources.

Net Sales

Net sales include product and services sales. Product sales represent revenue from the sale of products and related shipping fees and digital content where we are the seller of record. Services sales represent third-party seller fees earned (including commissions) and related shipping fees, digital content subscriptions, and non-retail activities. Net sales information is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Net Sales:			
North America	$26,705	$18,707	$12,828
International	21,372	15,497	11,681
Consolidated	$48,077	$34,204	$24,509
Year-over-year Percentage Growth:			
North America	43%	46%	25%
International	38	33	31
Consolidated	41	40	28
Year-over-year Percentage Growth, excluding effect of exchange rates:			
North America	43%	46%	26%
International	31	34	33
Consolidated	37	40	29
Net Sales Mix:			
North America	56%	55%	52%
International	44	45	48
Consolidated	100%	100%	100%

Sales increased 41%, 40%, and 28% in 2011, 2010, and 2009. Changes in currency exchange rates positively (negatively) affected net sales by $1.1 billion, $(86) million, and $(182) million for 2011, 2010, and 2009. For a discussion of the effect on sales growth of exchange rates, see "Effect of Exchange Rates" below.

The North America sales growth rate was 43%, 46%, and 25% in 2011, 2010, and 2009. The sales growth in each year primarily reflects increased unit sales. Increased unit sales were driven largely by our continued efforts to reduce prices for our customers, including from our shipping offers, by a larger base of sales in faster growing categories such as electronics and other general merchandise, by increased in-stock inventory availability, and by increased selection of product offerings. Additionally, North America sales growth reflects increased AWS activity.

The International sales growth rate was 38%, 33%, and 31% in 2011, 2010, and 2009. The sales growth in each year primarily reflects increased unit sales. Increased unit sales were driven largely by our continued efforts to reduce prices for our customers, including from our shipping offers, by a larger base of sales in faster growing categories such as electronics and other general merchandise, by increased in-stock inventory availability, and by increased selection of product offerings. Additionally, changes in currency exchange rates positively (negatively) affected International net sales by $1.1 billion, $(107) million, and $(174) million in 2011, 2010, and 2009. We expect that, over time, our International segment will represent 50% or more of our consolidated net sales.

Supplemental Information

Supplemental information about shipping results is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Shipping Activity:			
Shipping revenue (1)(2)	$ 1,552	$ 1,193	$ 924
Outbound shipping costs	(3,989)	(2,579)	(1,773)
Net shipping cost	$(2,437)	$(1,386)	$ (849)
Year-over-year Percentage Growth:			
Shipping revenue	30%	29%	11%
Outbound shipping costs	55	45	21
Net shipping cost	76	63	35
Percent of Net Sales:			
Shipping revenue	3.2%	3.5%	3.8%
Outbound shipping costs	(8.3)	(7.5)	(7.2)
Net shipping cost	(5.1)%	(4.0)%	(3.4)%

(1) Excludes amounts earned on shipping activities by third-party sellers where we do not provide the fulfillment service.

(2) Includes a portion of amounts earned from Amazon Prime memberships.

We expect our net cost of shipping to continue to increase to the extent our customers accept and use our shipping offers at an increasing rate; to the extent our product mix shifts to the electronics and other general merchandise category; to the extent we reduce shipping rates; to the extent we use more expensive shipping methods; and to the extent we offer additional services. We seek to mitigate costs of shipping over time in part through achieving higher sales volumes, negotiating better terms with our suppliers, and achieving better operating efficiencies. We believe that offering low prices to our customers is fundamental to our future success, and one way we offer lower prices is through shipping offers.

Net sales by similar products and services were as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in millions)		
Net Sales:			
North America			
Media	$ 7,959	$ 6,881	$ 5,964
Electronics and other general merchandise	17,315	10,998	6,314
Other (1)	1,431	828	550
Total North America	$26,705	$18,707	$12,828
International			
Media	$ 9,820	$ 8,007	$ 6,810
Electronics and other general merchandise	11,397	7,365	4,768
Other (1)	155	125	103
Total International	$21,372	$15,497	$11,681
Consolidated			
Media	$17,779	$14,888	$12,774
Electronics and other general merchandise	28,712	18,363	11,082
Other (1)	1,586	953	653
Total consolidated	$48,077	$34,204	$24,509
Year-over-year Percentage Growth:			
North America			
Media	16%	15%	11%
Electronics and other general merchandise	57	74	43
Other	73	50	23
Total North America	43	46	25
International			
Media	23%	18%	19%
Electronics and other general merchandise	55	54	53
Other	24	22	9
Total International	38	33	31
Consolidated			
Media	19%	17%	15%
Electronics and other general merchandise	56	66	47
Other	66	46	20
Total consolidated	41	40	28
Year-over-year Percentage Growth:			
Excluding the effect of exchange rates			
International			
Media	16%	18%	20%
Electronics and other general merchandise	47	57	56
Other	18	24	19
Total International	31	34	33
Consolidated			
Media	16%	16%	16%
Electronics and other general merchandise	53	67	48
Other	66	46	22
Total consolidated	37	40	29
Consolidated Net Sales Mix:			
Media	37%	43%	52%
Electronics and other general merchandise	60	54	45
Other	3	3	3
Total consolidated	100%	100%	100%

(1) Includes non-retail activities, such as AWS, miscellaneous marketing and promotional activities, other seller sites, and our co-branded credit card agreements.

Operating Expenses

Information about operating expenses with and without stock-based compensation is as follows (in millions):

	Year Ended December 31, 2011			Year Ended December 31, 2010			Year Ended December 31, 2009		
	As Reported	Stock-Based Compensation	Net	As Reported	Stock-Based Compensation	Net	As Reported	Stock-Based Compensation	Net
Operating Expenses:									
Cost of sales	$37,288	$ —	$37,288	$26,561	$ —	$26,561	$18,978	$ —	$18,978
Fulfillment	4,576	(133)	4,443	2,898	(90)	2,808	2,052	(79)	1,973
Marketing	1,630	(39)	1,591	1,029	(27)	1,002	680	(20)	660
Technology and content	2,909	(292)	2,617	1,734	(223)	1,511	1,240	(182)	1,058
General and administrative	658	(93)	565	470	(84)	386	328	(60)	268
Other operating expense (income), net	154	—	154	106	—	106	102	—	102
Total operating expenses	$47,215	$(557)	$46,658	$32,798	$(424)	$32,374	$23,380	$(341)	$23,039
Year-over-year Percentage Growth:									
Fulfillment	58%		58%	41%		42%	24%		24%
Marketing	58		59	51		52	41		41
Technology and content	68		73	40		43	20		20
General and administrative	40		46	44		45	17		17
Percent of Net Sales:									
Fulfillment	9.5%		9.2%	8.5%		8.2%	8.4%		8.1%
Marketing	3.4		3.3	3.0		2.9	2.8		2.7
Technology and content	6.1		5.4	5.1		4.4	5.1		4.3
General and administrative	1.4		1.2	1.4		1.1	1.3		1.1

Operating expenses without stock-based compensation are non-GAAP financial measures. See "Non-GAAP Financial Measures" and Item 8 of Part I, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Stock-Based Compensation."

Cost of Sales

Cost of sales consists of the purchase price of consumer products and digital content where we are the seller of record, inbound and outbound shipping charges, and packaging supplies. Shipping charges to receive products from our suppliers are included in our inventory, and recognized as cost of sales upon sale of products to our customers.

The increase in cost of sales in absolute dollars in 2011, 2010, and 2009 compared to the comparable prior year periods is primarily due to increased product, digital content, including Prime Instant Video, and shipping costs resulting from increased sales.

Consolidated gross profit and gross margin for each of the periods presented were as follows:

	Year Ended December 31,		
	2011	2010	2009
Gross profit (in millions)	$10,789	$7,643	$5,531
Gross margin	22.4%	22.3%	22.6%

Gross margin for 2011 remained relatively consistent with the prior year periods. We believe that income from operations is a more meaningful measure than gross profit and gross margin due to the diversity of our product categories and services.

Fulfillment

Fulfillment costs as a percentage of net sales may vary due to several factors, such as payment processing and related transaction costs, our level of productivity and accuracy, changes in volume, size, and weight of units received and fulfilled, timing of fulfillment capacity expansion, the extent we utilize fulfillment services provided by third parties, mix of products and services sold, and our ability to affect customer service contacts per unit by implementing improvements in our operations and enhancements to our customer self-service features. Additionally, because payment processing costs associated with seller transactions are based on the gross purchase price of underlying transactions, and payment processing and related transaction costs are higher as a percentage of sales versus our retail sales, sales by our sellers have higher fulfillment costs as a percent of net sales.

The increase in fulfillment costs in absolute dollars in 2011, 2010, and 2009, compared to the comparable prior year periods, is primarily due to variable costs corresponding with physical and digital product and services sales volume, inventory levels, and sales mix; costs from expanding fulfillment capacity; and payment processing and related transaction costs.

We seek to expand our fulfillment capacity to accommodate greater selection and in-stock inventory levels and meet anticipated shipment volumes from sales of our own products as well as sales by third parties for which we provide the fulfillment services. We evaluate our facility requirements as necessary.

Marketing

We direct customers to our websites primarily through a number of targeted online marketing channels, such as our Associates program, sponsored search, portal advertising, email marketing campaigns, and other initiatives. Our marketing expenses are largely variable, based on growth in sales and changes in rates. To the extent there is increased or decreased competition for these traffic sources, or to the extent our mix of these channels shifts, we would expect to see a corresponding change in our marketing expense.

The increase in marketing costs in absolute dollars in 2011, 2010, and 2009, compared to the comparable prior year periods, is primarily due to increased spending on online marketing channels, such as sponsored search programs and our Associates program, payroll and related expenses, and in 2011 and 2010 television and print advertising.

While costs associated with Amazon Prime memberships and other shipping offers are not included in marketing expense, we view these offers as effective worldwide marketing tools, and intend to continue offering them indefinitely.

Technology and Content

We seek to efficiently invest in several areas of technology and content including seller platforms, digital initiatives, AWS and expansion of new and existing product categories and offerings, as well as technology infrastructure so we may continue to enhance the customer experience and improve our process efficiency. The increase in technology and content costs in absolute dollars in 2011, 2010, and 2009 compared to the comparable prior year periods is primarily due to increased spending on technology infrastructure and increases in payroll and related expenses. Spending in technology and content significantly increased in 2011, and we expect this trend to continue over time as we invest in these areas by adding technology infrastructure and increasing payroll and related expenses. See "Overview" for a discussion of how management views advances in technology and the importance of innovation.

For 2011, 2010, and 2009, we capitalized $307 million (including $51 million of stock-based compensation), $213 million (including $38 million of stock-based compensation), and $187 million (including $35 million of stock-based compensation) of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $236 million, $184 million, and $172 million for 2011, 2010, and 2009. A majority of our technology costs are incurred in the U.S., most of which are allocated to our North America segment. Infrastructure and other technology costs used to support AWS are included in technology and content.

General and Administrative

The increase in general and administrative costs in absolute dollars in 2011, 2010, and 2009 compared to the comparable prior year periods is primarily due to increases in payroll and related expenses and professional service fees.

Stock-Based Compensation

Stock-based compensation was $557 million, $424 million, and $341 million during 2011, 2010, and 2009. The increase in 2011, 2010, and 2009 compared to the comparable prior year periods is primarily due to an increase in total stock-based compensation value granted to our employees and to a decrease in our estimated forfeiture rate.

Other Operating Expense (Income), Net

Other operating expense (income), net was $154 million, $106 million, and $102 million during 2011, 2010, and 2009. In 2011, 2010, and 2009, the amounts primarily related to amortization of intangible assets and additionally, in 2009, a $51 million legal settlement.

Income from Operations

For the reasons discussed above, income from operations decreased 39% in 2011 and increased 25% and 34% in 2010 and 2009.

Interest Income and Expense

Our interest income was $61 million, $51 million, and $37 million during 2011, 2010, and 2009. We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. Our interest income corresponds with the average balance of invested funds and the prevailing rates we are earning on them, which vary depending on the geographies and currencies in which they are invested.

The primary component of our interest expense is related to our capital and financing leases and our long-term debt. Interest expense was $65 million, $39 million, and $34 million in 2011, 2010, and 2009.

Our long-term liabilities were $2.6 billion and $1.6 billion at December 31, 2011 and 2010. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 6—Long-Term Liabilities."

Other Income (Expense), Net

Other income (expense), net was $76 million, $79 million, and $29 million during 2011, 2010, and 2009. The primary component of other income (expense), net, is related to foreign-currency gains on intercompany balances.

Income Taxes

We recorded a provision for income taxes of $291 million, $352 million, and $253 million in 2011, 2010, and 2009. The effective tax rate in 2011, 2010, and 2009 was lower than the 35% U.S. federal statutory rate primarily due to earnings of our subsidiaries outside of the U.S. in jurisdictions where our effective tax rate is lower than in the U.S. Earnings of our subsidiaries outside of the U.S. primarily relate to our European operations, which are headquartered in Luxembourg. The favorable effective tax rate impact of earnings in lower tax rate jurisdictions is offset by other items, principally losses incurred in jurisdictions for which we may not able to realize a related tax benefit. Depending upon the jurisdictional mix and amount of our income in 2012, the losses for which we may not receive a tax benefit in 2012 could result in an effective tax rate that is higher than the 35% U.S. federal statutory rate.

Our effective tax rate is subject to significant variation due to several factors, including variability in accurately predicting our taxable income, the taxable jurisdictions to which it relates, business acquisitions and investments, foreign exchange rates, and expenses or losses for which tax benefits are not recognized. We have tax benefits relating to excess stock-based compensation deductions that are being utilized to reduce our U.S. taxable income. As of December 31, 2011, our federal net operating loss carryforward was approximately $384 million. We also have approximately $273 million of federal tax credits potentially available to offset future tax liabilities. Once we utilize our federal net operating losses and tax credits, we expect cash paid for taxes to significantly increase. As a result of U.S. legislation enacted in December 2010, we accelerated our depreciation deductions for qualifying property acquired in 2010 and 2011.

Equity–Method Investment Activity, Net of Tax

Equity–method investment gains (losses), net of tax, were $(12) million, $7 million, and $(6) million in 2011, 2010, and 2009. The increase in equity-method investment activity in 2011 compared to 2010 is primarily due to $175 million of equity-method losses, partially offset by gains of $163 million as a result of reductions in our equity ownership, through dilution, and a recovery on the sale of an equity position. The increase in equity-method investment activity in 2010 compared to 2009 is primarily due to the recognition of a non-cash gain on a previously held equity position in a company that was acquired in 2010.

Effect of Exchange Rates

The effect on our consolidated statements of operations from changes in exchange rates versus the U.S. Dollar is as follows (in millions, except per share data):

	Year Ended December 31, 2011			Year Ended December 31, 2010			Year Ended December 31, 2009		
	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported
Net sales	$46,985	$1,092	$48,077	$34,290	$(86)	$34,204	$24,691	$(182)	$24,509
Operating expenses	46,176	1,039	47,215	32,856	(58)	32,798	23,522	(142)	23,380
Income from operations	809	53	862	1,434	(28)	1,406	1,170	(41)	1,129

(1) Represents the outcome that would have resulted had exchange rates in the reported period been the same as those in effect in the comparable prior year period for operating results.

(2) Represents the increase or decrease in reported amounts resulting from changes in exchange rates from those in effect in the comparable prior year period for operating results.

Non-GAAP Financial Measures

Regulation G, *Conditions for Use of Non-GAAP Financial Measures*, and other SEC regulations define and prescribe the conditions for use of certain non-GAAP financial information. Our measures of "Free cash flow," operating expenses with and without stock-based compensation, and the effect of exchange rates on our consolidated statement of operations, meet the definition of non-GAAP financial measures.

Free cash flow is used in addition to and in conjunction with results presented in accordance with GAAP and free cash flow should not be relied upon to the exclusion of GAAP financial measures.

Free cash flow, which we reconcile to "Net cash provided by (used in) operating activities," is cash flow from operations reduced by "Purchases of fixed assets, including internal-use software and website development." We use free cash flow, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash flow from operations, we believe it typically will present a more conservative measure of cash flows since purchases of fixed assets are a necessary component of ongoing operations.

Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate the portion of payments representing principal reductions of obligations related to capital leases and leases accounted for as financing arrangements or cash payments for business acquisitions. Therefore, we believe it is important to view free cash flow as a complement to our entire consolidated statements of cash flows.

The following is a reconciliation of free cash flow to the most comparable GAAP measure, "Net cash provided by operating activities" for 2011, 2010, and 2009 (in millions):

	Year Ended December 31,		
	2011	2010	2009
Net cash provided by operating activities	$ 3,903	$ 3,495	$ 3,293
Purchases of fixed assets, including internal-use software and website development	(1,811)	(979)	(373)
Free cash flow	$ 2,092	$ 2,516	$ 2,920
Net cash used in investing activities	$(1,930)	$(3,360)	$(2,337)
Net cash provided by (used in) financing activities	$ (482)	$ 181	$ (280)

Operating expenses with and without stock-based compensation is provided to show the impact of stock-based compensation, which is non-cash and excluded from our internal operating plans and measurement of financial performance (although we consider the dilutive impact to our shareholders when awarding stock-based compensation and value such awards accordingly). In addition, unlike other centrally-incurred operating costs, stock-based compensation is not allocated to segment results and therefore excluding it from operating expense is consistent with our segment presentation in our footnotes to the consolidated financial statements.

Operating expenses without stock-based compensation has limitations since it does not include all expenses primarily related to our workforce. More specifically, if we did not pay out a portion of our compensation in the form of stock-based compensation, our cash salary expense included in the "Fulfillment," "Technology and content," "Marketing," and "General and administrative" line items would be higher.

Information regarding the effect of exchange rates, versus the U.S. Dollar, on our consolidated statements of operations is provided to show reported period operating results had the exchange rates remained the same as those in effect in the comparable prior year period.

Guidance

We provided guidance on January 31, 2012 in our earnings release furnished on Form 8-K as set forth below. These forward-looking statements reflect Amazon.com's expectations as of January 31, 2012. Our results are inherently unpredictable and may be materially affected by many factors, such as fluctuations in foreign exchange rates, changes in global economic conditions and consumer spending, world events, the rate of growth of the Internet and online commerce and the various factors detailed below.

First Quarter 2012 Guidance

- Net sales are expected to be between $12.0 billion and $13.4 billion, or to grow between 22% and 36% compared with first quarter 2011.

- Operating income (loss) is expected to be between $(200) million and $100 million, or between 162% decline and 69% decline compared with first quarter 2011.
- This guidance includes approximately $200 million for stock-based compensation and amortization of intangible assets, and it assumes, among other things, that no additional business acquisitions or investments are concluded and that there are no further revisions to stock-based compensation estimates.

These projections are subject to substantial uncertainty. See Item 1A of Part I, "Risk Factors."

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk for the effect of interest rate changes, foreign currency fluctuations, and changes in the market values of our investments. Information relating to quantitative and qualitative disclosures about market risk is set forth below and in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. All of our cash equivalent and marketable fixed income securities are designated as available-for-sale and, accordingly, are presented at fair value on our consolidated balance sheets. We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. Fixed rate securities may have their fair market value adversely affected due to a rise in interest rates, and we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

The following table provides information about our current and long-term cash equivalent and marketable fixed income securities, including principal cash flows by expected maturity and the related weighted average interest rates at December 31, 2011 (in millions, except percentages):

	2012	2013	2014	2015	2016	Thereafter	Total	Estimated Fair Value at December 31, 2011
Money market funds	$3,651	$ —	$—	$—	$—	$—	$3,651	$3,651
Weighted average interest rate	0.06%	—	—	—	—	—	0.06%	
Corporate debt securities	140	280	124	1	—	—	545	563
Weighted average interest rate	1.46%	1.88%	2.01%	1.66%	—	—	1.80%	
U.S . Government and Agency Securities	1,390	963	179	31	—	—	2,563	2,593
Weighted average interest rate	0.12%	0.29%	0.63%	1.16%	—	—	0.23%	
Asset backed securities	23	26	5	—	—	—	54	55
Weighted average interest rate	1.16%	1.13%	1.77%	—	—	—	1.21%	
Foreign government and agency securities	782	279	450	81	—	—	1,592	1,640
Weighted average interest rate	0.17%	0.87%	0.91%	0.91%	—	—	0.54%	
Other securities	11	6	4	—	—	—	21	22
Weighted average interest rate	0.74%	0.75%	0.70%	—	—	—	0.74%	
	$5,997	$1,554	$ 762	$ 113	$—	$—	$8,426	
Cash equivalents and marketable fixed -income securities								$8,524

Foreign Exchange Risk

During 2011, net sales from our International segment accounted for 44% of our consolidated revenues. Net sales and related expenses generated from our international websites, as well as those relating to www.amazon.ca (which is included in our North America segment), are denominated in the functional currencies of the corresponding websites and primarily include Euros, British Pounds, and Japanese Yen. The functional currency of our subsidiaries that either operate or support these websites is the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our internationally-focused websites are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. For example, as a result of fluctuations in foreign exchange rates during 2011, International segment revenues increased $1.1 billion in comparison with the prior year.

We have foreign exchange risk related to foreign-denominated cash, cash equivalents, and marketable securities ("foreign funds"). Based on the balance of foreign funds at December 31, 2011 of $4.1 billion, an assumed 5%, 10%, and 20% negative currency movement would result in fair value declines of $205 million, $405 million, and $815 million. All investments are classified as "available-for-sale." Fluctuations in fair value are recorded in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

We have foreign exchange risk related to our intercompany balances denominated in various foreign currencies. Based on the intercompany balances at December 31, 2011, an assumed 5%, 10%, and 20% adverse change to foreign exchange would result in losses of $55 million, $110 million, and $220 million, recorded to "Other income (expense), net."

See Item 7 of Part II, "Effect of Exchange Rates," for additional information on the effect on reported results of changes in exchange rates.

Investment Risk

As of December 31, 2011, our recorded basis in equity investments was $266 million. These investments primarily relate to equity-method investments in private companies. We review our investments for impairment when events and circumstances indicate that the decline in fair value of such assets below the carrying value is other-than-temporary. Our analysis includes review of recent operating results and trends, recent sales/acquisitions of the investee securities, and other publicly available data. The current global economic climate provides additional uncertainty. Valuations of private companies are inherently more difficult due to the lack of readily available market data. As such, we believe that market sensitivities are not practicable.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Amazon.com, Inc.

We have audited the accompanying consolidated balance sheets of Amazon.com, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amazon.com, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amazon.com, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
January 31, 2012

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2011	2010	2009
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$ 3,777	$ 3,444	$ 2,769
OPERATING ACTIVITIES:			
Net income	631	1,152	902
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation of fixed assets, including internal-use software and website development, and other amortization	1,083	568	378
Stock-based compensation	557	424	341
Other operating expense (income), net	154	106	103
Losses (gains) on sales of marketable securities, net	(4)	(2)	(4)
Other expense (income), net	(56)	(79)	(15)
Deferred income taxes	136	4	81
Excess tax benefits from stock-based compensation	(62)	(259)	(105)
Changes in operating assets and liabilities:			
Inventories	(1,777)	(1,019)	(531)
Accounts receivable, net and other	(866)	(295)	(481)
Accounts payable	2,997	2,373	1,859
Accrued expenses and other	1,067	740	300
Additions to unearned revenue	1,064	687	1,054
Amortization of previously unearned revenue	(1,021)	(905)	(589)
Net cash provided by operating activities	3,903	3,495	3,293
INVESTING ACTIVITIES:			
Purchases of fixed assets, including internal-use software and website development	(1,811)	(979)	(373)
Acquisitions, net of cash acquired, and other	(705)	(352)	(40)
Sales and maturities of marketable securities and other investments	6,843	4,250	1,966
Purchases of marketable securities and other investments	(6,257)	(6,279)	(3,890)
Net cash used in investing activities	(1,930)	(3,360)	(2,337)
FINANCING ACTIVITIES:			
Excess tax benefits from stock-based compensation	62	259	105
Common stock repurchased	(277)	—	—
Proceeds from long-term debt and other	177	143	87
Repayments of long-term debt, capital lease, and finance lease obligations	(444)	(221)	(472)
Net cash provided by (used in) financing activities	(482)	181	(280)
Foreign-currency effect on cash and cash equivalents	1	17	(1)
Net increase in cash and cash equivalents	1,492	333	675
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 5,269	$ 3,777	$ 3,444
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest on long term debt	$ 14	$ 11	$ 32
Cash paid for income taxes (net of refunds)	33	75	48
Fixed assets acquired under capital leases	753	405	147
Fixed assets acquired under build-to-suit leases	259	172	188

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Year Ended December 31,		
	2011	2010	2009
Net product sales	$42,000	$30,792	$22,273
Net services sales	6,077	3,412	2,236
Total net sales	48,077	34,204	24,509
Operating expenses (1):			
Cost of sales	37,288	26,561	18,978
Fulfillment	4,576	2,898	2,052
Marketing	1,630	1,029	680
Technology and content	2,909	1,734	1,240
General and administrative	658	470	328
Other operating expense (income), net	154	106	102
Total operating expenses	47,215	32,798	23,380
Income from operations	862	1,406	1,129
Interest income	61	51	37
Interest expense	(65)	(39)	(34)
Other income (expense), net	76	79	29
Total non-operating income (expense)	72	91	32
Income before income taxes	934	1,497	1,161
Provision for income taxes	(291)	(352)	(253)
Equity-method investment activity, net of tax	(12)	7	(6)
Net income	$ 631	$ 1,152	$ 902
Basic earnings per share	$ 1.39	$ 2.58	$ 2.08
Diluted earnings per share	$ 1.37	$ 2.53	$ 2.04
Weighted average shares used in computation of earnings per share:			
Basic	453	447	433
Diluted	461	456	442

(1) Includes stock-based compensation as follows:

Fulfillment	$ 133	$ 90	$ 79
Marketing	39	27	20
Technology and content	292	223	182
General and administrative	93	84	60

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,269	$ 3,777
Marketable securities	4,307	4,985
Inventories	4,992	3,202
Accounts receivable, net and other	2,571	1,587
Deferred tax assets	351	196
Total current assets	17,490	13,747
Fixed assets, net	4,417	2,414
Deferred tax assets	28	22
Goodwill	1,955	1,349
Other assets	1,388	1,265
Total assets	$25,278	$18,797
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$11,145	$ 8,051
Accrued expenses and other	3,751	2,321
Total current liabilities	14,896	10,372
Long-term liabilities	2,625	1,561
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value:		
Authorized shares — 500		
Issued and outstanding shares — none	0	0
Common stock, $0.01 par value:		
Authorized shares — 5,000		
Issued shares — 473 and 468		
Outstanding shares — 455 and 451	5	5
Treasury stock, at cost	(877)	(600)
Additional paid-in capital	6,990	6,325
Accumulated other comprehensive loss	(316)	(190)
Retained earnings	1,955	1,324
Total stockholders' equity	7,757	6,864
Total liabilities and stockholders' equity	$25,278	$18,797

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount					
Balance at December 31, 2008	428	$ 4	$(600)	$4,121	$(123)	$ (730)	$2,672
Net income	—	—	—	—	—	902	902
Foreign currency translation gains, net of tax	—	—	—	—	62	—	62
Change in unrealized gains on available-for-sale securities, net of tax	—	—	—	—	4	—	4
Amortization of unrealized loss on terminated Euro Currency Swap, net of tax	—	—	—	—	1	—	1
Comprehensive income							969
Exercise of common stock options	7	—	—	19	—	—	19
Issuance of common stock for acquisition activity	9	1	—	1,144	—	—	1,145
Excess tax benefits from stock-based compensation	—	—	—	103	—	—	103
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	349	—	—	349
Balance at December 31, 2009	444	5	(600)	5,736	(56)	172	5,257
Net income	—	—	—	—	—	1,152	1,152
Foreign currency translation gains, net of tax	—	—	—	—	(137)	—	(137)
Change in unrealized gains on available-for-sale securities, net of tax	—	—	—	—	3	—	3
Comprehensive income							1,018
Exercise of common stock options	7	—	—	16	—	—	16
Excess tax benefits from stock-based compensation	—	—	—	145	—	—	145
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	428	—	—	428
Balance at December 31, 2010	451	5	(600)	6,325	(190)	1,324	6,864
Net income	—	—	—	—	—	631	631
Foreign currency translation gains, net of tax	—	—	—	—	(123)	—	(123)
Change in unrealized gains on available-for-sale securities, net of tax	—	—	—	—	(3)	—	(3)
Comprehensive income							505
Exercise of common stock options	5	—	—	7	—	—	7
Repurchase of common stock	(1)	—	(277)	—	—	—	(277)
Excess tax benefits from stock-based compensation	—	—	—	62	—	—	62
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	569	—	—	569
Issuance of common stock for acquisition activity	—	—	—	27	—	—	27
Balance at December 31, 2011	455	$ 5	$(877)	$6,990	$(316)	$1,955	$7,757

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Description of Business

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and offers Earth's Biggest Selection. We seek to be Earth's most customer-centric company for four primary customer sets: consumers, sellers, enterprises, and content creators. We serve consumers through our retail websites and focus on selection, price, and convenience. We also manufacture and sell Kindle devices. We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us. We serve developers and enterprises of all sizes through AWS, which provides access to technology infrastructure that enables virtually any type of business. In addition, we generate revenue through other marketing and promotional services, such as online advertising, and co-branded credit card agreements.

We have organized our operations into two principal segments: North America and International. See "Note 11—Segment Information."

Prior Period Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Services sales is presented separately, because it is now more than 10% of total net sales.

Principles of Consolidation

The consolidated financial statements include the accounts of Amazon.com, Inc., its wholly-owned subsidiaries, and those entities in which we have a variable interest and are the primary beneficiary. Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, determining the selling price of products and services in multiple element revenue arrangements and determining the lives of these elements, incentive discount offers, sales returns, vendor funding, stock-based compensation, income taxes, valuation of investments and inventory, collectability of receivables, valuation of acquired intangibles and goodwill, depreciable lives of fixed assets , and internally-developed software, and contingencies. Actual results could differ materially from those estimates.

Earnings per Share

Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table shows the calculation of diluted shares (in millions):

	Year Ended December 31,		
	2011	2010	2009
Shares used in computation of basic earnings per share	453	447	433
Total dilutive effect of outstanding stock awards (1)	8	9	9
Shares used in computation of diluted earnings per share	461	456	442

(1) Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of stock awards, and assumed tax proceeds from excess stock-based compensation deductions.

Cash and Cash Equivalents

We classify all highly liquid instruments with an original maturity of three months or less at the time of purchase as cash equivalents.

Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the FIFO method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

We provide fulfillment-related services in connection with certain of our sellers' programs. Third-party sellers maintain ownership of their inventory, regardless of whether fulfillment is provided by us or the third-party sellers, and therefore these products are not included in our inventories.

Accounts Receivable, Net, and Other

Included in "Accounts receivable, net, and other" on our consolidated balance sheets are amounts primarily related to vendor and customer receivables. At December 31, 2011 and 2010, vendor receivables, net, were $934 million and $763 million, and customer receivables, net, were $1.2 billion and $561 million.

Allowance for Doubtful Accounts

We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. The allowance for doubtful accounts was $82 million and $77 million at December 31, 2011 and 2010.

Internal-use Software and Website Development

Costs incurred to develop software for internal use and our websites are capitalized and amortized over the estimated useful life of the software. Costs related to design or maintenance of internal-use software and website development are expensed as incurred. For the years ended 2011, 2010, and 2009, we capitalized $307 million (including $51 million of stock-based compensation), $213 million (including $38 million of stock-based compensation), and $187 million (including $35 million of stock-based compensation) of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $236 million, $184 million, and $172 million for 2011, 2010, and 2009.

Depreciation of Fixed Assets

Fixed assets include assets such as furniture and fixtures, heavy equipment, servers and networking equipment, internal-use software and website development. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets (generally two years for assets such as internal-use software, three years for our servers and networking equipment, five years for furniture and fixtures, and ten years for heavy equipment). Depreciation expense is classified within the corresponding operating expense categories on our consolidated statements of operations.

Leases and Asset Retirement Obligations

We categorize leases at their inception as either operating or capital leases. On certain of our lease agreements, we may receive rent holidays and other incentives. We recognize lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments. Additionally, incentives we receive are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the lesser of their expected useful life or the non-cancellable term of the lease.

We establish assets and liabilities for the estimated construction costs incurred under build-to-suit lease arrangements to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon occupancy of facilities under build-to-suit leases, we assess whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance. If we continue to be the deemed owner, the facilities are accounted for as financing leases.

We establish assets and liabilities for the present value of estimated future costs to retire long-lived assets at the termination or expiration of a lease. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated retirement costs.

Goodwill

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value or qualitative factors indicate that it is more likely than not that goodwill is impaired, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment share and general economic conditions.

We conduct our annual impairment test as of October 1 of each year, and have determined there to be no impairment for any of the periods presented. There were no triggering events identified from the date of our assessment through December 31, 2011 that would require an update to our annual impairment test. See "Note 4—Acquisitions, Goodwill, and Acquired Intangible Assets."

Other Assets

Included in "Other assets" on our consolidated balance sheets are amounts primarily related to marketable securities restricted for longer than one year, the majority of which are attributable to collateralization of bank guarantees and debt related to our international operations; acquired intangible assets, net of amortization; deferred costs; certain equity investments; and intellectual property rights, net of amortization.

Investments

We generally invest our excess cash in investment grade short-to intermediate-term fixed income securities and AAA-rated money market funds. Such investments are included in "Cash and cash equivalents," or "Marketable securities" on the accompanying consolidated balance sheets, classified as available-for-sale, and reported at fair value with unrealized gains and losses included in "Accumulated other comprehensive income (loss)."

Equity investments, including our 31% investment in LivingSocial, are accounted for using the equity method of accounting if the investment gives us the ability to exercise significant influence, but not control, over an investee. The total of these investments in equity-method investees, including identifiable intangible assets, deferred tax liabilities and goodwill, is classified on our consolidated balance sheets as "Other assets." Our share of the investees' earnings or losses as reported by equity method investees, amortization of the related intangible assets, and related gains or losses, if any, are classified as "Equity-method investment activity, net of tax" on our consolidated statements of operations. Our share of the net income or loss of our equity method investees includes operating and non-operating gains and charges, which can have a significant impact on our reported equity-method investment activity and the carrying value of those investments. We regularly evaluate these investments, which are not carried at fair value, for other-than-temporary impairment. We also consider whether our equity method investments generate sufficient cash flows from their operating or financing activities to meet their obligations and repay their liabilities when they come due.

We record purchases, including incremental purchases, of shares in equity-method investees at cost. Reductions in our ownership percentage of an investee, including through dilution, are generally valued at fair value, with the difference between fair value and our recorded cost reflected as a gain or loss in our equity-method investment activity. In the event we no longer have the ability to exercise significant influence over an equity-method investee, we would discontinue accounting for the investment under the equity method.

Equity investments without readily determinable fair values for which we do not have the ability to exercise significant influence are accounted for using the cost method of accounting and classified as "Other assets" on our consolidated balance sheets. Under the cost method, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, certain distributions, and additional investments.

Equity investments that have readily determinable fair values are classified as available-for-sale and are included in "Marketable securities" in our consolidated balance sheet and are recorded at fair value with unrealized gains and losses, net of tax, included in "Accumulated other comprehensive loss."

We periodically evaluate whether declines in fair values of our investments below their book value are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as our ability and intent to hold the investment until a forecasted recovery occurs. Additionally, we assess whether we have plans to sell the security or it is more likely than not we will be required to sell any investment before recovery of its amortized cost basis. Factors considered include quoted market prices; recent financial results and operating trends; implied values from any recent transactions or offers of investee securities; credit quality of debt instrument issuers; other publicly available information that may affect the value of our investments; duration and severity of the decline in value; and our strategy and intentions for holding the investment.

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date. Assets held for sale are reported at the lower of cost or fair value less costs to sell. Assets held for sale were not significant at December 31, 2011 or 2010.

Accrued Expenses and Other

Included in "Accrued expenses and other" at December 31, 2011 and 2010 were liabilities of $788 million and $503 million for unredeemed gift certificates. We reduce the liability for a gift certificate when redeemed by a customer. If a gift certificate is not redeemed, we recognize revenue when it expires or, for a certificate without an expiration date, when the likelihood of its redemption becomes remote, generally two years from the date of issuance.

Unearned Revenue

Unearned revenue is recorded when payments are received in advance of performing our service obligations and is recognized over the service period. Current unearned revenue is included in "Accrued expenses and other" and non-current unearned revenue is included in "Long-term liabilities" on our consolidated balance sheets. Current unearned revenue was $462 million and $461 million at December 31, 2011 and 2010. Non-current unearned revenue was $87 million and $34 million at December 31, 2011 and 2010.

Income Taxes

Income tax expense includes U.S. and international income taxes. Except as required under U.S. tax law, we do not provide for U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since we intend to invest such undistributed earnings indefinitely outside of the U.S. Undistributed earnings of foreign subsidiaries that are indefinitely invested outside of the U.S were $2.0 billion at December 31, 2011. Determination of the unrecognized deferred tax liability that would be incurred if such amounts were repatriated is not practicable.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income and capital gains by taxing jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. We allocate our valuation allowance to current and long-term deferred tax assets on a pro-rata basis.

We utilize a two-step approach to recognizing and measuring uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. We include interest and penalties related to our tax contingencies in income tax expense.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

We measure the fair value of money market funds and equity securities based on quoted prices in active markets for identical assets or liabilities. All other financial instruments were valued either based on recent trades of securities in inactive markets or based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. We did not hold any cash, cash equivalents, or marketable securities categorized as Level 3 as of December 31, 2011, or December 31, 2010.

Revenue

We recognize revenue from product sales or services rendered when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue arrangements with multiple deliverables are divided into separate units and revenue is allocated using estimated selling prices if we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. Sales of our Kindle device are considered arrangements with multiple deliverables, consisting of the device, 3G wireless access and delivery for some models, and software upgrades. We allocate the arrangement price to each of the elements based on the estimated selling prices of each element. Estimated selling prices are management's best estimates of the prices that we would charge our customers if we were to sell the standalone elements separately and include considerations of customer demand, prices charged by us and others for similar deliverables, and the price if largely based on costs. The revenue related to the device, which is the substantial portion of the total sale price, and related costs are recognized upon delivery. Revenue related to 3G wireless access and delivery and software upgrades is amortized over the average life of the device, which is estimated to be three years.

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenue is recorded at the gross sales price. We generally record the net amounts as commissions earned if we are not primarily obligated and do not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two.

Product sales represent revenue from the sale of products and related shipping fees and digital content where we are the seller of record. Product sales and shipping revenues, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Kindle devices sold through retailers are recognized at the point of sale to consumers. Retail sales to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon our delivery to the carrier.

Services sales represent third-party seller fees earned (including commissions) and related shipping fees and non-retail activities such as AWS, miscellaneous marketing and promotional activities, other seller sites, and our co-branded credit card arrangements. Services sales, net of promotional discounts and return allowances, are recognized when services have been rendered.

Return allowances, which reduce revenue, are estimated using historical experience. Revenue from product sales and services rendered is recorded net of sales and consumption taxes. Amounts received in advance for subscription services, including amounts received for Amazon Prime and other membership programs, are deferred and recognized as revenue over the subscription term.

We periodically provide incentive offers to our customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by our customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by our customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using our historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in "Total sales."

Cost of Sales

Cost of sales consists of the purchase price of consumer products and digital content where we are the seller of record, inbound and outbound shipping charges, and packaging supplies. Shipping charges to receive products from our suppliers are included in our inventory, and recognized as cost of sales upon sale of products to our customers. Payment processing and related transaction costs, including those associated with seller transactions, are classified in "Fulfillment" on our consolidated statements of operations.

Vendor Agreements

We have agreements to receive cash consideration from certain of our vendors, including rebates and cooperative marketing reimbursements. We generally consider amounts received from our vendors as a reduction of the prices we pay for their products and, therefore, record such amounts as a reduction of the cost of inventory we buy from them. Vendor rebates are typically dependent upon reaching minimum purchase thresholds. We evaluate the likelihood of reaching purchase thresholds using past experience and current year forecasts. When volume rebates can be reasonably estimated, we record a portion of the rebate as we make progress towards the purchase threshold.

When we receive direct reimbursements for costs incurred by us in advertising the vendor's product or service, the amount we receive is recorded as an offset to "Marketing" on our consolidated statements of operations.

Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing our fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; payment processing and related transaction costs, including costs associated with our guarantee for certain seller transactions; responding to inquiries from customers, and supply chain management for our manufactured Kindle devices. Fulfillment costs also include amounts paid to third parties that assist us in fulfillment and customer service operations.

Marketing

Marketing costs consist primarily of targeted online advertising, television advertising, public relations expenditures; and payroll and related expenses for personnel engaged in marketing, business development, and selling activities. We pay commissions to participants in our Associates program when their customer referrals result in product sales and classify such costs as "Marketing" on our consolidated statements of operations. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

Advertising and other promotional costs, are expensed as incurred, and were $1.4 billion, $890 million, and $593 million in 2011, 2010, and 2009. Prepaid advertising costs were not significant at December 31, 2011 and 2010.

Technology and Content

Technology and content expenses consist principally of technology infrastructure expenses and payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, buying, merchandising selection, and systems support, digital initiatives, as well as costs associated with the compute, storage and telecommunications infrastructure used internally and supporting AWS.

Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software and website development, including software used to upgrade and enhance our websites and applications supporting our business, which are capitalized and amortized over two years.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations, among others; costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees and litigation costs; and other general corporate costs.

Stock-Based Compensation

Compensation cost for all stock-based awards expected to vest is measured at fair value on the date of grant and recognized over the service period. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including employee class, economic environment, and historical experience.

Other Operating Expense (Income), Net

Other operating expense (income), net, consists primarily of intangible asset amortization expense, expenses related to legal settlements, and certain gains and losses on the sale of assets.

Other Income (Expense), Net

Other income (expense), net, consists primarily of foreign currency transaction gains and losses of $64 million, $75 million, and $26 million in 2011, 2010, and 2009, and realized gains and losses on marketable securities sales of $4 million, $1 million, and $4 million in 2011, 2010, and 2009.

Foreign Currency

We have internationally-focused websites for the United Kingdom, Germany, France, Japan, Canada, China, Italy, and Spain. Net sales generated from these websites, as well as most of the related expenses directly incurred from those operations, are denominated in the functional currencies of the resident countries. The functional currency of our subsidiaries that either operate or support these websites is the same as the local currency. Assets and liabilities of these subsidiaries are translated into U.S. Dollars at period-end exchange rates, and revenues and expenses are translated at average rates prevailing throughout the period. Translation adjustments are included in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity, and in the "Foreign currency effect on cash and cash equivalents," on our consolidated statements of cash flows. Transaction gains and losses including intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in "Other income (expense), net" on our consolidated statements of operations. In connection with the remeasurement of intercompany balances, we recorded gains of $70 million, $70 million, and $5 million in 2011, 2010, and 2009.

Recent Accounting Pronouncements

In 2010, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to address diversity in practice in interpreting the pro forma revenue and earnings disclosure requirements for business combinations. The ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the current year business combination(s) had occurred as of the beginning of the comparable prior annual reporting period. We prospectively adopted this ASU effective Q1 2011, with no material impact on our consolidated financial statements.

In 2011, the FASB issued two ASUs which amend guidance for the presentation of comprehensive income. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders' equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. These ASUs are effective for us in Q1 2012 and retrospective application will be required. These ASUs will change our financial statement presentation of comprehensive income but will not impact our net income, financial position, or cash flows.

In 2011, the FASB issued an ASU which intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The ASU also expands upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The ASU is effective for us in Q1 2012, with early adoption permitted. We do not expect adoption to have an impact on our consolidated financial statements.

Note 2—CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES

As of December 31, 2011 and 2010 our cash, cash equivalents, and marketable securities primarily consisted of cash, U.S. and foreign government and agency securities, AAA-rated money market funds, and other investment grade securities. Such amounts are recorded at fair value. The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in millions):

	December 31, 2011			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Cash	$1,207	$ 0	$ 0	$1,207
Level 1 securities:				
Money market funds	3,651	0	0	3,651
Equity securities	2	0	(1)	1
Level 2 securities:				
Foreign government and agency securities	1,627	14	(1)	1,640
U.S. government and agency securities	2,592	3	(2)	2,593
Corporate debt securities	562	3	(2)	563
Asset-backed securities	56	0	(1)	55
Other fixed income securities	22	0	0	22
	$9,719	$20	$(7)	$9,732
Less: Long-term restricted cash, cash equivalents, and marketable securities (1)				(156)
Total cash, cash equivalents, and marketable securities				$9,576

	December 31, 2010			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Cash	$ 613	$—	$—	$ 613
Level 1 securities:				
Money market funds	1,882	—	—	1,882
Equity securities	2	—	(1)	1
Level 2 securities:				
Foreign government and agency securities	2,152	7	(1)	2,158
U.S. government and agency securities	3,746	11	(1)	3,756
Corporate debt securities	457	3	(1)	459
Asset-backed securities	32	1	—	33
Other fixed income securities	17	—	—	17
	$8,901	$ 22	$ (4)	$8,919
Less: Long-term restricted cash, cash equivalents, and marketable securities (1)				(157)
Total cash, cash equivalents, and marketable securities				$8,762

(1) We are required to pledge or otherwise restrict a portion of our cash, cash equivalents, and marketable securities as collateral for standby letters of credit, guarantees, debt, and real estate lease agreements. We classify cash and marketable securities with use restrictions of twelve months or longer as non-current "Other assets" on our consolidated balance sheets. See "Note 7—Commitments and Contingencies."

The following table summarizes gross gains and gross losses realized on sales of available-for-sale marketable securities (in millions):

	Year Ended December 31,		
	2011	2010	2009
Realized gains	$15	$5	$ 4
Realized losses	11	4	—

The following table summarizes contractual maturities of our cash equivalent and marketable fixed-income securities as of December 31, 2011 (in millions):

	Amortized Cost	Estimated Fair Value
Due within one year	$6,011	$6,012
Due after one year through five years	2,498	2,512
	$8,509	$8,524

Note 3—FIXED ASSETS

Fixed assets, at cost, consisted of the following (in millions):

	December 31,	
	2011	2010
Gross Fixed Assets (1):		
Fulfillment and customer service	$1,633	$ 775
Technology infrastructure	2,573	1,192
Internal-use software, content, and website development	643	487
Other corporate assets	831	418
Construction in progress	106	384
Gross fixed assets	$5,786	$3,256
Accumulated Depreciation (1):		
Fulfillment and customer service	364	211
Technology infrastructure	610	316
Internal-use software, content, and website development	294	255
Other corporate assets	101	60
Total accumulated depreciation	1,369	842
Total fixed assets, net	$4,417	$2,414

(1) Excludes the original cost and accumulated depreciation of fully-depreciated assets.

Depreciation expense on fixed assets was $1.0 billion, $552 million, and $384 million which includes amortization of fixed assets acquired under capital lease obligations of $335 million, $164 million, and $88 million for 2011, 2010, and 2009. Gross assets remaining under capital leases were $1.6 billion and $818 million at December 31, 2011 and 2010. Accumulated depreciation associated with capital leases was $603 million and $331 million at December 31, 2011 and 2010.

We capitalize construction in progress and record a corresponding long-term liability for lease agreements where we are considered the owner during the construction period for accounting purposes, including portions of our Seattle, Washington, corporate office space that we do not currently occupy. The building which we have not yet occupied is scheduled to be completed in 2012 and 2013.

For buildings under build-to-suit lease arrangements where we have taken occupancy, which do not qualify for sales recognition under the sale-leaseback accounting guidance, we determined that we continue to be the deemed owner of these buildings. This is principally due to our significant investment in tenant improvements. As a result, the buildings are being depreciated over the shorter of their useful lives or the related leases' terms. The long-term construction obligation is now considered long-term financing lease obligations with amounts payable during the next 12 months recorded as "Accrued expenses and other." Gross assets remaining under financing leases were $595 million and $189 million at December 31, 2011 and 2010. Accumulated depreciation associated with financing leases was $37 million and $8 million at December 31, 2011 and 2010.

Note 4—ACQUISITIONS, GOODWILL, AND ACQUIRED INTANGIBLE ASSETS

2011 Acquisition Activity

In 2011, we acquired certain companies for an aggregate purchase price of $771 million. The primary reasons for these acquisitions, none of which was individually material to our consolidated financial statements, were to expand our customer base and sales channels, including our consumer channels and subscription entertainment services. Acquisition-related costs were expensed as incurred and were not significant. The aggregate purchase price of these acquisitions was allocated as follows (in millions):

Purchase Price	
Cash paid, net of cash acquired	$ 637
Existing equity interest	89
Indemnification holdbacks	25
Stock options assumed	20
	$ 771
Allocation	
Goodwill	$ 615
Intangible assets (1):	
Marketing-related	130
Customer-related	94
Contract-based	6
	230
Fixed assets	119
Deferred tax assets	49
Other assets acquired	68
Accounts payable	(65)
Debt	(70)
Deferred tax liabilities	(75)
Other liabilities assumed (2)	(100)
	$ 771

(1) Amortization periods range from 2 to 10 years, with a weighted-average amortization period of 8 years.
(2) Includes a $38 million contingent liability related to historic tax exposures.

In addition to cash consideration and the fair value of vested stock options, the aggregate purchase price included the estimated fair value of our previous, noncontrolling interest in one of the acquired companies. We remeasured this equity interest to fair value at the acquisition date and recognized a non-cash gain of $6 million in "equity-method investment activity, net of tax," in our 2011 consolidated statement of operations. The fair value of assumed stock options was estimated using the Black-Scholes model. We determined the estimated fair value of identifiable intangible assets acquired primarily by using the income and cost approaches. Purchased identifiable intangible assets are included within "Other assets" on our consolidated balance sheets and are being amortized to operating expenses on a straight-line or accelerated basis over their estimated useful lives.

Pro Forma Financial Information (unaudited)

The acquired companies were consolidated into our financial statements starting on their respective acquisition dates. The aggregate net sales and net losses of the acquired companies recorded in our consolidated statement of operations from the respective acquisition dates through December 31, 2011 were $511 million and $95 million. The following pro forma financial information presents our results as if these acquisitions had occurred at the beginning of 2010 (in millions):

	Year Ended December 31,	
	2011	2010
Net sales	$48,356	$34,813
Net income	608	1,051

2010 Acquisition Activity

In 2010, we acquired certain companies for an aggregate purchase price of $228 million, resulting in goodwill of $111 million and acquired intangible assets of $91 million. The primary reasons for these acquisitions were to expand our customer base and sales channels. The purchase price was allocated to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the remaining unallocated purchase price recorded as goodwill. The fair value assigned to identifiable intangible assets acquired was determined primarily by using the income and cost approaches. These intangible assets are being amortized on a straight-line or accelerated basis over their respective useful lives.

The acquired companies were consolidated into our financial statements starting on their respective acquisition dates. Pro forma results of operations have not been presented because the effects of these business combinations, individually and in the aggregate, were not material to our consolidated results of operations.

2009 Acquisition Activity

On November 1, 2009, we acquired 100% of the outstanding equity of Zappos.com, Inc. ("Zappos"), in exchange for shares of our common stock, to expand our presence in softline retail categories, such as shoes and apparel.

The fair value of Zappos' stock options assumed was determined using the Black-Scholes model. The following table summarizes the consideration paid for Zappos (in millions):

Stock issued	$1,079
Assumed stock options, net	55
	$1,134

The fair value assigned to identifiable intangible assets acquired has been determined primarily by using the income approach. Purchased identifiable intangible assets are being amortized on a straight-line or accelerated basis over their respective useful lives.

The following summarizes the allocation of the Zappos purchase price (in millions):

Goodwill	$ 778
Other net assets acquired	83
Deferred tax liabilities net	(167)
Intangible assets (1):	
Marketing-related	223
Contract-based	103
Customer-related	114
	$1,134

(1) Acquired intangible assets have estimated useful lives of between 1 and 10 years.

Zappos' financial results have been included in our consolidated statements of income since November 1, 2009. The following pro forma financial information presents our results as if the Zappos acquisition had occurred at the beginning of 2009 (in millions):

	Year Ended December 31, 2009
Net sales	$25,064
Net income	853

We acquired certain additional companies during 2009 for an aggregate purchase price of $26 million, resulting in goodwill of $16 million and acquired intangible assets of $5 million. All of the entities have been consolidated into our financial statements since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of these business combinations, individually and in the aggregate, were not material to our consolidated results of operations.

Goodwill

The goodwill of the acquired companies is generally not deductible for tax purposes and is primarily related to expected sales growth from future product offerings and customers, together with certain intangible assets that do not qualify for separate recognition. The following summarizes our goodwill activity in 2011 and 2010 by segment (in millions):

	North America	International	Consolidated
Goodwill—January 1, 2010	$1,055	$179	$1,234
New acquisitions	60	51	111
Other adjustments (1)	1	3	4
Goodwill—December 31, 2010	1,116	233	1,349
New acquisitions	417	198	615
Other adjustments (1)	—	(9)	(9)
Goodwill—December 31, 2011	$1,533	$422	$1,955

(1) Primarily includes changes in foreign exchange for goodwill in our International segment.

Intangible Assets

Acquired intangible assets, included within "Other assets" on our consolidated balance sheets, consist of the following:

		December 31,					
		2011			2010		
	Weighted Average Life Remaining	Acquired Intangibles, Gross (1)	Accumulated Amortization (1)	Acquired Intangibles, Net	Acquired Intangibles, Gross (1)	Accumulated Amortization (1)	Acquired Intangibles, Net
				(in millions)			
Marketing-related	8.2	$408	$ (74)	$334	$277	$ (37)	$240
Contract-based	4.5	189	(74)	115	183	(43)	140
Technology and content	6.1	37	(13)	24	34	(10)	24
Customer-related	3.9	343	(169)	174	251	(92)	159
Acquired intangibles (2)	5.9	$977	$(330)	$647	$745	$(182)	$563

(1) Excludes the original cost and accumulated amortization of fully-amortized intangibles.

(2) Intangible assets have estimated useful lives of between 1 and 10 years.

Amortization expense for acquired intangibles was $149 million, $105 million, and $48 million in 2011, 2010, and 2009. Expected future amortization expense of acquired intangible assets as of December 31, 2011 is as follows (in millions):

Year Ended December 31,	
2012	$135
2013	114
2014	95
2015	79
2016	65
Thereafter	159
	$647

Note 5—EQUITY-METHOD INVESTMENTS

Our equity-method investments include a 31% interest in LivingSocial. Summarized condensed financial information for this investee, as provided to us by LivingSocial, is as follows (in millions):

	Year Ended December 31, 2011
Statement of Operations:	
Revenue	$ 245
Operating expense	686
Other income (expense)	(117)
Net loss	$(558)

	December 31, 2011
Balance Sheet:	
Current assets	$156
Noncurrent assets	285
Current liabilities	225
Noncurrent liabilities	21
Mandatorily redeemable stock	199

As of December 31, 2011, the book value of our LivingSocial investment was $208 million. The summarized financial information is included for the periods in which we held an equity method ownership interest.

Note 6—LONG-TERM LIABILITIES

Our long-term liabilities are summarized as follows:

	December 31,	
	2011	2010
	(in millions)	
Long-term debt	$ 255	$ 184
Long-term capital lease obligations	598	276
Long-term financing lease obligations	562	181
Construction liability	57	260
Tax contingencies	266	243
Other	887	417
	$2,625	$1,561

Long-term Debt

Our long-term debt had a weighted average interest rate of 5.8% and 5.5% in 2011 and 2010 and has maturities in 2012 and 2013. Long-term debt relates to amounts borrowed to fund certain international operations. Long-term debt obligations are as follows:

	December 31, 2011
	(in millions)
Debt obligations	$ 384
Less current portion of debt obligation	(129)
Total long-term debt obligations	$ 255

Capital Leases

Certain of our equipment fixed assets, primarily related to technology infrastructure, have been acquired under capital leases. Long-term capital lease obligations are as follows:

	December 31, 2011
	(in millions)
Gross capital lease obligations	$1,024
Less imputed interest	(49)
Present value of net minimum lease payments	975
Less current portion of capital lease obligation	(377)
Total long-term capital lease obligations	$ 598

Financing Leases

We continue to be the deemed owner after occupancy of certain facilities that were constructed as build-to-suit lease arrangements and previously reflected as "Construction liability." As such, these arrangements are accounted for as financing leases. Long-term finance lease obligations are as follows:

	December 31, 2011
	(in millions)
Gross financing lease obligations	$ 863
Less imputed interest	(283)
Present value of net minimum lease payments	580
Less current portion of financing lease obligation	(18)
Total long-term financing lease obligations	$ 562

Construction Liabilities

We capitalize construction in progress and record a corresponding long-term liability for certain build-to-suit lease agreements where we are considered the owner during the construction period for accounting purposes, including our Seattle, Washington, corporate office space that we do not currently occupy. See "Note 3—Fixed Assets" for a discussion of these leases.

Tax Contingencies

As of December 31, 2011 and 2010, we have recorded tax reserves for tax contingencies, inclusive of accrued interest and penalties, of approximately $266 million and $243 million for U.S. and foreign income taxes. These contingencies primarily relate to transfer pricing, state income taxes, and research and development credits. See "Note 10—Income Taxes" for discussion of tax contingencies.

The remainder of our long-term liabilities primarily include deferred tax liabilities, unearned revenue, asset retirement obligations, and deferred rental liabilities.

Note 7—COMMITMENTS AND CONTINGENCIES

Commitments

We have entered into non-cancellable operating, capital and financing leases for equipment and office, fulfillment center, and data center facilities. Rental expense under operating lease agreements was $362 million, $225 million, and $171 million for 2011, 2010, and 2009.

The following summarizes our principal contractual commitments, excluding open orders for inventory purchases that support normal operations, as of December 31, 2011:

	Year Ended December 31,						
	2012	2013	2014	2015	2016	Thereafter	Total
				(in millions)			
Operating and capital commitments:							
Debt principal and interest	$ 147	$ 265	$—	$—	$—	$ —	$ 412
Capital leases, including interest	397	316	150	58	29	74	1,024
Financing lease obligations, including interest (1)	49	51	54	55	56	598	863
Operating leases	380	420	407	354	300	1,232	3,093
Unconditional purchase obligations	117	84	66	48	23	—	338
Other commitments (2) (3) (4)	325	127	72	66	61	664	1,315
Total commitments	$1,415	$1,263	$749	$581	$469	$2,568	$7,045

(1) Relates to the 1,370,000 square feet of occupied corporate office space under build-to-suit lease arrangements.

(2) Includes contractual obligations with minimum firm commitments recorded as liabilities on the consolidated balance sheets.

(3) Includes the estimated timing and payments for rent, operating expenses, and tenant improvements associated with approximately 330,000 square feet of corporate office space currently being developed under build-to-suit leases and which we anticipate occupying in 2012 to 2013. The amount of space available and our financial and other obligations under the lease agreements are affected by various factors, including government approvals and permits, interest rates, development costs and other expenses and our exercise of certain rights under the lease agreements. See "Note 3—Fixed Assets" for a discussion of these leases.

(4) Excludes $229 million of tax contingencies for which we cannot make a reasonably reliable estimate of the amount and period of payment, if any.

Pledged Securities

We have pledged or otherwise restricted $156 million and $160 million in 2011 and 2010 of our cash and marketable securities as collateral for standby and trade letters of credit, guarantees, debt related to our international operations, as well as real estate leases. We classify cash and marketable securities with use restrictions of twelve months or longer as non-current "Other assets" on our consolidated balance sheets.

Inventory Suppliers

During 2011, no vendor accounted for 10% or more of our inventory purchases. We generally do not have long-term contracts or arrangements with our vendors to guarantee the availability of merchandise, particular payment terms, or the extension of credit limits.

Legal Proceedings

The Company is involved from time to time in claims, proceedings and litigation, including the following:

In June 2001, Audible, Inc., our subsidiary acquired in March 2008, was named as a defendant in a securities class-action filed in United States District Court for the Southern District of New York related to its initial public offering in July 1999. The lawsuit also named certain of the offering's underwriters, as well as Audible's officers and directors as defendants. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern

District of New York. The complaints allege that the prospectus and the registration statement for Audible's offering failed to disclose that the underwriters allegedly solicited and received "excessive" commissions from investors and that some investors allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of Audible's stock. Audible and its officers and directors were named in the suits pursuant to Section 11 of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934, and other related provisions. The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs. In March 2009, all parties, including Audible, reached a settlement of these class actions that would resolve this dispute entirely with no payment required from Audible. The settlement was approved by the Court in October 2009, and subsequently upheld by the United States Court of Appeals for the Second Circuit, and the appeal of the last remaining objector to the settlement was dismissed in January 2012.

Beginning in March 2003, we were served with complaints filed in several different states, including Illinois, by a private litigant, Beeler, Schad & Diamond, P.C., purportedly on behalf of the state governments under various state False Claims Acts. The complaints allege that we (along with other companies with which we have commercial agreements) wrongfully failed to collect and remit sales and use taxes for sales of personal property to customers in those states and knowingly created records and statements falsely stating we were not required to collect or remit such taxes. In December 2006, we learned that one additional complaint was filed in the state of Illinois by a different private litigant, Matthew T. Hurst, alleging similar violations of the Illinois state law. All of the complaints seek injunctive relief, unpaid taxes, interest, attorneys' fees, civil penalties of up to $10,000 per violation, and treble or punitive damages under the various state False Claims Acts. It is possible that we have been or will be named in similar cases in other states as well. We dispute the allegations of wrongdoing in these complaints and intend to vigorously defend ourselves in these matters.

In November 2007, an Austrian copyright collection society, Austro-Mechana, filed lawsuits against several Amazon.com EU subsidiaries in the Commercial Court of Vienna, Austria and in the District Court of Munich, Germany seeking to collect a tariff on blank digital media sold by our EU-based retail websites to customers located in Austria. In July 2008, the German court stayed the German case pending a final decision in the Austrian case. In July 2010, the Austrian court ruled in favor of Austro-Mechana and ordered us to report all sales of products to which the tariff potentially applies for a determination of damages. We contested Austro-Mechana's claim and in September 2010 commenced an appeal in the Commercial Court of Vienna. We lost this appeal and in March 2011 commenced an appeal in the Supreme Court of Austria. In October 2011, the Austrian Supreme Court referred the case to the European Court of Justice.

In March 2009, Discovery Communications, Inc. filed a complaint against us for patent infringement in the United States District Court for the District of Delaware. The complaint alleged that our Kindle e-reader infringed a patent owned by Discovery purporting to cover an "Electronic Book Security and Copyright Protection System" (U.S. Patent No. 7,298,851) and sought monetary damages, a continuing royalty sufficient to compensate Discovery for any future infringement, treble damages, costs and attorneys' fees. In May 2009, we filed counterclaims and an additional lawsuit in the United States District Court for the Western District of Washington against Discovery alleging infringement of several patents owned by Amazon and requesting a declaration that several Discovery patents, including the one listed above, are invalid and unenforceable. In November 2011, we entered into a settlement of the litigation that included, among other things, a payment to the plaintiff and a non-exclusive patent cross-license agreement. The settlement was not material to either the current or future years.

In April 2009, Parallel Networks, LLC filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that our website technology infringes a patent owned by Parallel Networks purporting to cover a "Method And Apparatus For Client-Server Communication Using a Limited Capability Client Over A Low-Speed Communications Link" (U.S. Patent No. 6,446,111) and seeks injunctive relief, monetary damages, costs and attorneys' fees. The complaint was dismissed without prejudice in February 2010, but the plaintiff filed a new complaint against us the following month containing similar allegations. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter. In December 2011 the Court granted Amazon's motion for summary judgment and dismissed the claims against Amazon with prejudice. The plaintiff is appealing that decision.

In May 2009, Big Baboon, Inc. filed a complaint against us for patent infringement in the United States District Court for the Central District of California. The complaint alleges, among other things, that our third-party selling and payments technology infringes a patent owned by Big Baboon, Inc. purporting to cover an "Integrated Business-to-Business Web Commerce and Business Automation System" (U.S. Patent No. 6,115,690) and seeks injunctive relief, monetary damages, treble damages, costs and attorneys' fees. In February 2011, the Court entered an order staying the lawsuit pending the outcome of the Patent and Trademark Office's re-examination of the patent in suit. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2009, SpeedTrack, Inc. filed a complaint against us for patent infringement in the United States District Court for the Northern District of California. The complaint alleges, among other things, that our website technology infringes a patent owned by SpeedTrack purporting to cover a "Method For Accessing Computer Files and Data, Using Linked Categories Assigned to Each Data File Record on Entry of the Data File Record" (U.S. Patent Nos. 5,544,360) and seeks injunctive relief, monetary damages, enhanced damages, costs and attorneys' fees. In November 2009, the Court entered an order staying the lawsuit pending the outcome of the Patent and Trademark Office's re-examination of the patent in suit and the resolution of similar litigation against another party. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In October 2009, Eolas Technologies Incorporated filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that our website technology infringes two patents owned by Eolas purporting to cover "Distributed Hypermedia Method for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 5,838,906) and "Distributed Hypermedia Method and System for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 7,599,985) and seeks injunctive relief, monetary damages, costs and attorneys' fees. In July 2011, Eolas's damages expert opined that, if we are found to infringe the patents-in-suit and the patents are found to be valid (both of which we dispute), Amazon and its affiliates should pay damages of approximately $135 million. Amazon's damages expert has opined that, under the same circumstances, the maximum damages fairly recoverable against Amazon and its affiliates would be $1.2 million. Eolas's damages could be trebled if Eolas prevails in its claim that any infringement was willful. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In December 2009, Nazomi Communications, Inc. filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that the processor core in our Kindle e-reader infringes two patents owned by Nazomi purporting to cover "Java virtual machine hardware for RISC and CISC processors" and "Java hardware accelerator using microcode engine" (U.S. Patent Nos. 7,080,362 and 7,225,436) and seeks monetary damages, injunctive relief, costs and attorneys' fees. In January 2012, Nazomi added Amazon to a second lawsuit, which alleges, among other things, that the Kindle Fire infringes a patent owned by Nazomi purporting to cover a "Constant Pool Reference Resolution Method" (U.S. Patent No. 6,338,160) also seeking monetary damages, injunctive relief, costs and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In May 2010, Site Update Solutions LLC filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that our website technology infringes a patent owned by Site Update purporting to cover a "Process for Maintaining Ongoing Registration for Pages on a Given Search Engine" (U.S. Patent No. RE40,683) and seeks monetary damages, a future royalty, costs and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In July 2010, Positive Technologies Inc. filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that certain of our products, including our Kindle e-reader, infringe three patents owned by the plaintiff purporting to cover a "DC Integrating Display Driver Employing Pixel Status Memories" (U.S. Patent Nos. 5,444,457; 5,627,558 and 5,831,588) and seeks monetary damages, injunctive relief, costs and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In July 2010, the Federal Trade Commission ("FTC") staff informed us that it was considering whether to recommend enforcement proceedings against us for advertising and selling certain textile fiber products as "bamboo" when they are made of rayon manufactured from bamboo, in violation of the Textile Fiber Product Identification Act, the FTC Act, and the regulations promulgated thereunder. We do not believe we have violated these laws and regulations and are cooperating voluntarily with the Commission's inquiry. In September 2011, we learned that the Commission voted to refer the matter to the Department of Justice for enforcement proceedings.

In September 2010, Olympic Developments AG, LLC filed a complaint against us for patent infringement in the United States District Court for the Central District of California. The complaint alleges, among other things, that certain aspects of our technology, including our Kindle e-reader, infringe two patents owned by the plaintiff purporting to cover a "Transactional Processing System" (U.S. Patent No. 5,475,585) and a "Device for Controlling Remote Interactive Receiver" (U.S. Patent No. 6,246,400B1) and seeks monetary damages, injunctive relief, costs and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In November 2010, Kelora Systems, LLC filed a complaint against us for patent infringement in the United States District Court for the Western District of Wisconsin. The complaint alleges that our website infringes a patent owned by Kelora Systems purporting to cover a "Method and system for executing a guided parametric search" (U.S. Patent No. 6,275,821) and seeks monetary damages, costs, attorneys' fees, and injunctive relief. In August 2011, Kelora filed an amended complaint adding Amazon subsidiaries Audible and Zappos as defendants. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In December 2010, Global Sessions LP filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that certain Amazon and AWS technologies infringe four patents owned by the plaintiff purporting to cover a "System And Method For Maintaining A State For A User Session Using A Web System Having A Global Session Server" (U.S. Patent No. 6,076,108), an "Enterprise Interaction Hub For Managing An Enterprise Web System" (U.S. Patent Nos. 6,085,220 and 6,360,249), and a "System And Method For Maintaining A State For A User Session Using A Web System" (U.S. Patent No. 6,480,894), and seeks monetary damages, a future royalty, injunctive relief, costs and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In December 2010, Technology Innovations, LLC filed a complaint against us for patent infringement in the United States District Court for the Southern District of Texas. The complaint alleges, among other things, that Amazon's sale of e-books and Kindle e-readers infringes a patent owned by the plaintiff purporting to cover a "Device For Including Enhancing Information With Printed Information And Method For Electronic Searching Thereof" (U.S. Patent No. 5,517,407) and seeks monetary damages, injunctive relief, costs, interest, and attorneys' fees. The complaint was dismissed without prejudice in August 2011, but the plaintiff filed a new complaint against us in the United States District Court for the District of Delaware containing similar allegations and alleging infringement of an additional patent purporting to cover an "Apparatus for the Display of Embedded Information" (U.S. Patent No. 7,429,965). We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In February 2011, SFA Systems, LLC, filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that by using computer-implemented systems and methods for personalization Amazon and Zappos infringe a patent owned by the plaintiff purporting to cover an "Integrated Computerized Sales Force Automation System" (U.S. Patent No. 6,067,525), and seeks monetary damages, interest, costs, and attorneys' fees. In August 2011, the plaintiff filed an additional complaint against us in the United States District Court for the Eastern District of Texas alleging, among other things, that certain supply chain, sales, marketing, and inventory systems and methods used by Amazon and Zappos infringe a patent owned by the plaintiff purporting to cover a "Sales Force Automation System and Method" (U.S. Patent No. 7,941,341), and seeking monetary damages, interest, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In April 2011, Walker Digital LLC filed six complaints against us for patent infringement in the United States District Court for the District of Delaware. The complaints allege that we infringe several of the plaintiff's U.S. patents by, among other things, providing "cross benefits" to customers through our promotions, (U.S. Patent Nos. 7,831,470 and 7,827,056), using a customer's identified original product to offer a substitute product (U.S. Patent No. 7,236,942), offering products and services from retailers at discounted prices and arranging for users to buy them from merchants (U.S. Patent No. 6,249,772), using our product recommendations and personalization features to offer complementary products together (U.S. Patent Nos. 6,601,036 and 6,138,105), enabling customers to subscribe to a delivery schedule for products they routinely use at reduced prices (U.S. Patent No. 5,970,470), and offering personalized advertising based on customers' preferences identified using a data pattern (U.S. Patent No. 7,933,893). A seventh complaint, filed in the same court in October 2011, alleges that we infringe plaintiff's U.S. Patent No. 8,041,711 by offering personalized advertising based on customer preferences that associate data with resource locators. The complaints seek monetary damages, interest, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in these matters. In June 2011, the complaint alleging that we infringed U.S. Patent No. 6,249,772 was dismissed.

In July 2011, GPNE Corp. filed a complaint against us for patent infringement in the United States District Court for the District of Hawaii. The complaint alleges, among other things, that certain aspects of our technology, including our Kindle e-reader, infringe three patents owned by the plaintiff purporting to cover a "Network Communication System Wherein a Node Obtains Resources for Transmitting Data by Transmitting Two Reservation Requests" (U.S. Patent No. 7,555,267), a "Communication System Wherein a Clocking Signal from a Controller, a Request from a Node, Acknowledgement of the Request, and Data Transferred from the Node are all Provided on Different Frequencies, Enabling Simultaneous Transmission of these Signals" (U.S. Patent No. 7,570,954) and a "Network Communication System with an Alignment Signal to Allow a Controller to Provide Messages to Nodes and Transmission of the Messages over Four Independent Frequencies" (U.S. Patent No. 7,792,492) and seeks monetary damages, interest, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2011, Parallel Iron, LLC, filed a complaint against us for patent infringement in the United States District Court for the District of Delaware. The complaint alleges, among other things, that certain AWS file storage systems that include a Hadoop Distributed File System infringe a patent owned by the plaintiff purporting to cover "Methods and Systems for a Storage System With a Program-Controlled Switch for Routing Data" (U.S. Patent No. 7,415,565), and seeks monetary damages, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2011, Lochner Technologies, LLC, filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that by offering products used for desktop virtualization or cloud computing solutions that provide virtual desktop environments Amazon infringes a patent owned by the plaintiff purporting to cover a "Modular Computer System" (U.S. Patent No. 7,035,598), and seeks monetary damages, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2011, Semiconductor Ideas to the Market BV filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that by offering products including our Kindle e-reader that employ receiver technology designed to diminish signal leakage Amazon infringes two patents owned by the plaintiff purporting to cover a "Receiver Comprising A Digitally Controlled Capacitor Bank" (U.S. Patent No. 7,299,018) and a "Communication Device" (U.S. Patent No. 7,072,614), and seeks monetary damages, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2011, Droplets, Inc. filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that by offering web applications and software Amazon infringes two patents owned by the plaintiff purporting to cover a "System and Method for Delivering a Graphical User Interface of Remote Applications Over a Thin Client" (U.S. Patent No. 6,687,745) and a "System and Method for Delivering Remotely Stored Graphics and Information" (U.S. Patent No. 7,502,838), and seeks monetary damages, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2011, Execware, LLC filed a complaint against us for patent infringement in the United States District Court for the District of Delaware. The complaint alleges, among other things, that by rapidly formatting and reformatting tabular displays of records, such as product listings on our websites, Amazon infringes a patent owned by the plaintiff purporting to cover an "Integrated Dialog Box for Rapidly Altering Presentation of Parametric Text Data Objects on a Computer Display" (U.S. Patent No. 6,216,139), and seeks monetary damages, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2011, Select Retrieval, Inc. filed complaints against us and one of our subsidiaries for patent infringement in the United States District Courts for the District of Oregon and the District of Delaware. The complaints allege, among other things, that certain aspects of our websites' technology infringe a patent owned by the plaintiff purporting to cover "Data Display Software with Actions and Links Integrated with Information" (U.S. Patent No. 6,128,617), and seek monetary damages, injunctive relief, costs, and attorneys' fees. In December 2011, the plaintiff dismissed all claims against us with prejudice.

In September 2011, LVL Patent Group, LLC filed three complaints against us for patent infringement in the United States District Court for the District of Delaware. The complaints allege, among other things, that certain aspects of our technology, including our mobile applications, infringe four patents owned by the plaintiff purporting to cover a "Telephone/Transaction Entry Device and System for Entering Transaction Data into Databases (U.S. Patent Nos. 5,805,676; 5,987,103; and 8,019,060) and a "Data Transaction Assembly Server" (U.S. Patent No. 6,044,382), and seeks monetary damages, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In October 2011, Smartphone Technologies LLC filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that certain aspects of our Kindle devices infringe five patents owned by the plaintiff purporting to cover a "Power-Conserving Intuitive Device Discovery Technique In A Bluetooth Environment" (U.S. Patent No. 6,950,645); a "Handheld Computer System That Attempts To Establish An Alternative Network Link Upon Failing To Establish A Requested Network Link" (U.S. Patent No. 7,506,064); a "Method And Apparatus For Communicating Information Over Low Bandwidth Communications Networks" (U.S. Patent No. RE 40,459); a "Method For Controlling A Handheld Computer By Entering Commands Onto A Displayed Feature Of The Handheld Computer" (U.S. Patent No. 6,956,562); and a "System and Method For Displaying And Manipulating Multiple Calendars On A Personal Digital Assistant" (U.S. Patent No. 6,466,236). In December 2011, we entered into a settlement of the litigation that included, among other things, a payment to the plaintiff and a non-exclusive patent license agreement. The settlement was not material to either the current or future years.

We cannot predict the impact (if any) that any of the matters described above may have on our business, results of operations, financial position, or cash flows. Because of the inherent uncertainties of such matters, including the early stage and lack of specific damage claims in many of them, we cannot estimate the range of possible losses from them (except as otherwise indicated).

Other Contingencies

In September 2010, the State of Texas issued an assessment of $269 million for uncollected sales taxes for the period from December 2005 to December 2009, including interest and penalties through the date of the assessment. The State of Texas is alleging that we should have collected sales taxes on applicable sales transactions during those years. We believe that the State of Texas did not provide a sufficient basis for its assessment and that the assessment is without merit. We intend to vigorously defend ourselves in this matter. In March 2011, the SEC staff notified us of an inquiry concerning this assessment. We cooperated with the staff's inquiry, and in November 2011 the staff notified us that it had completed its inquiry.

In November 2011, the State of Arizona issued assessments on behalf of the State and certain cities in the amount of approximately $53 million, including tax and interest, for uncollected tax for the periods March 1, 2006 through December 31, 2010. The State of Arizona is alleging that we should have collected a transaction tax that is similar to a sales tax on applicable transactions during those years. We believe that the assessment is without merit and intend to vigorously defend ourselves in this matter.

Depending on the amount and the timing, an unfavorable resolution of this matter could materially affect our business, results of operations, financial position, or cash flows.

See also "Note 10—Income Taxes."

Note 8—STOCKHOLDERS' EQUITY

Preferred Stock

We have authorized 500 million shares of $0.01 par value Preferred Stock. No preferred stock was outstanding for any period presented.

Common Stock

Common shares outstanding plus shares underlying outstanding stock awards totaled 468 million, 465 million, and 461 million, at December 31, 2011, 2010, and 2009. These totals include all vested and unvested stock-based awards outstanding, before consideration of estimated forfeitures.

Stock Repurchase Activity

In January 2010, our Board of Directors authorized a program to repurchase up to $2 billion of our common stock. We repurchased 1.5 million shares of common stock for $277 million in 2011 under this repurchase program. We did not repurchase any of our common stock in 2010 or 2009.

Stock Award Plans

Employees vest in restricted stock unit awards over the corresponding service term, generally between two and five years.

Stock Award Activity

We granted restricted stock units representing 5.4 million, 5.3 million, and 6.0 million shares of common stock during 2011, 2010, and 2009 with a per share weighted average fair value of $192.82, $140.43, and $79.24.

The following summarizes our restricted stock unit activity (in millions):

	Number of Units
Outstanding at January 1, 2009	16.7
Units granted	6.0
Units vested	(6.0)
Units forfeited	(1.0)
Outstanding at December 31, 2009	15.7
Units granted	5.3
Units vested	(5.7)
Units forfeited	(1.3)
Outstanding at December 31, 2010	14.0
Units granted	5.4
Units vested	(5.1)
Units forfeited	(1.2)
Outstanding at December 31, 2011	13.1

Scheduled vesting for outstanding restricted stock units at December 31, 2011 is as follows (in millions):

	Year Ended December 31,						
	2012	2013	2014	2015	2016	Thereafter	Total
Scheduled vesting—restricted stock units	4.4	4.2	2.6	1.4	0.3	0.2	13.1

As of December 31, 2011, there was $842 million of net unrecognized compensation cost related to unvested stock-based compensation arrangements. This compensation is recognized on an accelerated basis resulting in approximately half of the compensation expected to be expensed in the next twelve months, and has a weighted average recognition period of 1.2 years.

During 2011 and 2010, the fair value of restricted stock units that vested was $1.0 billion and $792 million.

As matching contributions under our 401(k) savings plan, we granted 0.1 million shares of common stock in both 2011 and 2010. Shares granted as matching contributions under our 401(k) plan are included in outstanding common stock when issued.

Common Stock Available for Future Issuance

At December 31, 2011, common stock available for future issuance to employees is 155 million shares.

Note 9—OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in millions)		
Net income	$ 631	$1,152	$902
Net change in unrealized gains/losses on available-for-sale securities:			
Unrealized gains (losses), net of tax of $1, $(2), and $(2)	(1)	5	7
Reclassification adjustment for losses (gains) included in net income, net of tax effect of $1, $0, and $1	(2)	(2)	(3)
Net unrealized gains (losses) on available for sale securities	(3)	3	4
Foreign currency translation adjustment, net of tax effect of $20, $29, and $0	(123)	(137)	62
Other	0	—	1
Other comprehensive income (loss)	(126)	(134)	67
Comprehensive income	$ 505	$1,018	$969

Balances within accumulated other comprehensive income (loss) are as follows:

	December 31,	
	2011	2010
	(in millions)	
Net unrealized losses on foreign currency translation, net of tax	$(326)	$(203)
Net unrealized gains on available-for-sale securities, net of tax	10	13
Total accumulated other comprehensive income (loss)	$(316)	$(190)

Note 10—INCOME TAXES

In 2011, 2010, and 2009 we recorded net tax provisions of $291 million, $352 million, and $253 million. A majority of this provision is non-cash. We have tax benefits relating to excess stock-based compensation that are being utilized to reduce our U.S. taxable income. As such, cash taxes paid, net of refunds, were $33 million, $75 million, and $48 million for 2011, 2010, and 2009.

The components of the provision for income taxes, net are as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in millions)		
Current taxes:			
U.S. and state	$103	$311	$149
International	52	37	23
Current taxes	155	348	172
Deferred taxes:			
U.S. and state	157	1	89
International	(21)	3	(8)
Deferred taxes	136	4	81
Provision for income taxes, net	$291	$352	$253

U.S. and international components of income before income taxes are as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in millions)		
U.S.	$658	$ 886	$ 529
International	276	611	632
Income before income taxes	$934	$1,497	$1,161

The items accounting for differences between income taxes computed at the federal statutory rate and the provision recorded for income taxes are as follows:

	Year Ended December 31,		
	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:			
Impact of foreign tax differential	(8.4)	(12.7)	(16.9)
State taxes, net of federal benefits	1.5	1.5	1.1
Tax credits	(3.2)	(1.1)	(0.4)
Nondeductible stock-based compensation	4.1	1.6	1.7
Other, net	2.2	(0.8)	1.4
Total	31.2%	23.5%	21.9%

The effective tax rate in 2011, 2010, and 2009 was lower than the 35% U.S. federal statutory rate primarily due to earnings of our subsidiaries outside of the U.S. in jurisdictions where our effective tax rate is lower than in the U.S. Such earnings primarily relate to our European operations, which are headquartered in Luxembourg. The favorable effective tax rate impact of earnings in lower tax rate jurisdictions is offset by other items, principally losses incurred in jurisdictions for which we may not be able to realize a related tax benefit.

Deferred income tax assets and liabilities are as follows:

	Year Ended December 31, 2011	2010
	(in millions)	
Deferred tax assets:		
Net operating losses (1)	$ 156	$ 93
Stock-based compensation	178	101
Assets held for investment	64	61
Deferred revenue	41	3
Accrued liabilities, reserves, & other expenses	412	269
Other items	98	80
Tax credits (2)	7	14
Total gross deferred tax assets	956	621
Less valuation allowance (3)	(227)	(146)
Deferred tax assets, net of valuation allowance	729	475
Deferred tax liabilities:		
Acquisition related intangible assets	(231)	(209)
Depreciation & amortization	(572)	(135)
Other items	(21)	(91)
Net deferred tax assets (liabilities), net of valuation allowance	$ (95)	$ 40

(1) Excluding $129 million and $18 million of deferred tax assets at December 31, 2011 and 2010, related to net operating losses that result from excess stock based compensation.
(2) Excluding $278 million and $231 million of deferred tax assets at December 31, 2011 and 2010, related to tax credits that result from excess stock based compensation.
(3) Relates primarily to deferred tax assets that would only be realizable upon the generation of future capital gains and net income in certain foreign taxing jurisdictions.

As of December 31, 2011, our federal, foreign and state net operating loss carryforwards for income tax purposes were approximately $384 million, $474 million and $585 million. The federal and state net operating loss carryforwards are subject to limitations under Section 382 of the Internal Revenue Code and applicable state tax law. If not utilized, a portion of the federal, foreign, and state net operating loss carryforwards will begin to expire in 2025, 2012, and 2012, respectively. As of December 31, 2011, our tax credit carryforwards for income tax purposes were approximately $285 million. If not utilized, a portion of the tax credit carryforwards will begin to expire in 2015.

The company's consolidated balance sheet reflects net operating losses and tax credit carryforwards excluding amounts resulting from excess stock-based compensation. Accordingly, such losses and credits from excess stock-based compensation are accounted for as a credit to additional paid-in capital if and when realized through a reduction in income taxes payable.

Tax Contingencies

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

The reconciliation of our tax contingencies is as follows:

	December 31,		
	2011	2010	2009
	(in millions)		
Gross tax contingencies—January 1	$213	$181	$166
Gross increases to tax positions in prior periods	22	31	15
Gross decreases to tax positions in prior periods	(3)	(1)	0
Gross increases to current period tax positions	4	5	1
Audit settlements paid	(1)	(3)	0
Lapse of statute of limitations	(6)	0	0
Foreign exchange gain (loss) on tax contingencies	0	0	(1)
Gross tax contingencies—December 31 (1)	$229	$213	$181

(1) As of December 31, 2011, we had $229 million of tax contingencies all of which, if fully recognized, would decrease our effective tax rate.

As of December 31, 2011 and 2010, we had accrued interest and penalties, net of federal income tax benefit, related to tax contingencies of $24 million and $21 million. Interest and penalties, net of federal income tax benefit, recognized for the year ended December 31, 2011 and 2010 was $3 million and $4 million.

We are under examination, or may be subject to examination, by the Internal Revenue Service ("IRS") for the calendar year 2005 or thereafter. These examinations may lead to ordinary course adjustments or proposed adjustments to our taxes or our net operating losses. In addition, while we have not yet received a Revenue Agent's Report generally issued at the conclusion of an IRS examination, we have received Notices of Proposed Adjustment from the IRS for the 2005 and 2006 calendar years relating to transfer pricing with our foreign subsidiaries. The notices propose an increase to our U.S. taxable income that would result in additional federal tax expense over a seven year period beginning in 2005, totaling approximately $1.5 billion, subject to interest. We disagree with the proposed adjustments and intend to vigorously contest them. If we are not able to resolve these proposed adjustments at the IRS examination level, we plan to pursue all available administrative and, if necessary, judicial remedies. Certain of our subsidiaries are under examination or investigation or may be subject to examination or investigation by the French Tax Administration for the calendar year 2006 or thereafter. We are also subject to taxation in various states and other foreign jurisdictions including China, Germany, Japan, Luxembourg, and the United Kingdom. We are or may be subject to examination by these particular tax authorities for the calendar year 2003 or thereafter.

Due to the nature of our business operations, we expect the total amount of tax contingencies for prior period positions will grow in 2012 in comparable amounts to 2011. Also, changes in state, federal, and foreign tax laws may increase our tax contingencies. The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from the amounts accrued. It is reasonably possible that within the next 12 months we will receive additional assessments by various tax authorities or possibly reach resolution of income tax examinations in one or more jurisdictions. These assessments or settlements may or may not result in changes to our contingencies related to positions on tax filings in years through 2011. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

Note 11—SEGMENT INFORMATION

We have organized our operations into two principal segments: North America and International. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources.

We allocate to segment results the operating expenses "Fulfillment," "Marketing," "Technology and content," and "General and administrative," but exclude from our allocations the portions of these expense lines attributable to stock-based compensation. We do not allocate the line item "Other operating expense (income), net" to our segment operating results. A majority of our costs for "Technology and content" are incurred in the United States and most of these costs are allocated to our North America segment. There are no internal revenue transactions between our reporting segments.

North America

The North America segment consists of amounts earned from retail sales of consumer products (including from sellers) and subscriptions through North America-focused websites such as *www.amazon.com* and *www.amazon.ca* and include amounts earned from AWS. This segment includes export sales from *www.amazon.com* and *www.amazon.ca*.

International

The International segment consists of amounts earned from retail sales of consumer products (including from sellers) and subscriptions through internationally focused locations. This segment includes export sales from these internationally based locations (including export sales from these sites to customers in the U.S. and Canada), but excludes export sales from our U.S. and Canadian locations.

Information on reportable segments and reconciliation to consolidated net income is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
North America			
Net sales	$26,705	$18,707	$12,828
Segment operating expenses (1)	25,772	17,752	12,119
Segment operating income	$ 933	$ 955	$ 709
International			
Net sales	$21,372	$15,497	$11,681
Segment operating expenses (1)	20,732	14,516	10,818
Segment operating income	$ 640	$ 981	$ 863
Consolidated			
Net sales	$48,077	$34,204	$24,509
Segment operating expenses (1)	46,504	32,268	22,937
Segment operating income	1,573	1,936	1,572
Stock-based compensation	(557)	(424)	(341)
Other operating income (expense), net	(154)	(106)	(102)
Income from operations	862	1,406	1,129
Total non-operating income (expense)	72	91	32
Provision for income taxes	(291)	(352)	(253)
Equity-method investment activity, net of tax	(12)	7	(6)
Net income	$ 631	$ 1,152	$ 902

(1) Represents operating expenses, excluding stock-based compensation and "Other operating expense (income), net," which are not allocated to segments.

Net sales of similar products and services were as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Net Sales:			
Consolidated			
Media	$17,779	$14,888	$12,774
Electronics and other general merchandise	28,712	18,363	11,082
Other (1)	1,586	953	653
Total consolidated	$48,077	$34,204	$24,509

(1) Includes non-retail activities, such as AWS, miscellaneous marketing and promotional activities, other seller sites, and our co-branded credit card agreements.

Net sales earned from retail sales of consumer products (including from sellers) and subscriptions outside of the U.S. represented between 45% to 49% of net sales for 2011, 2010, and 2009. Net sales earned in Germany, Japan, and United Kingdom each represented 11% to 15% of net sales in 2011 and 2010, and 13% to 17% of net sales in 2009.

Total assets, fixed assets, net, and total fixed asset additions, by segment, reconciled to consolidated amounts were (in millions):

	Year Ended December 31,	
	2011	2010
North America		
Total assets	$16,461	$12,460
Fixed assets, net	3,413	1,958
Total fixed asset additions	2,259	1,365
International		
Total assets	$ 8,817	$ 6,337
Fixed assets, net	1,004	456
Total fixed asset additions	785	321
Consolidated		
Total assets	$25,278	$18,797
Fixed assets, net	4,417	2,414
Total fixed asset additions	3,044	1,686

Fixed assets, net, located outside of the U.S. represented less than 10% of consolidated fixed assets, net, for any individual country.

Depreciation expense, by segment, is as follows (in millions):

	Year Ended December 31,		
	2011	2010	2009
North America	$ 795	$455	$327
International	239	97	57
Consolidated	$1,034	$552	$384

Note 12—QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited statement of operations information for each quarter of 2011 and 2010. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter. Unaudited quarterly results are as follows (in millions, except per share data):

	Year Ended December 31, 2011 (1)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net sales	$17,431	$10,876	$9,913	$9,857
Income before income taxes	273	130	225	307
Provision for income taxes	86	67	49	89
Net income	177	63	191	201
Basic earnings per share	$ 0.39	$ 0.14	$ 0.42	$ 0.44
Diluted earnings per share	$ 0.38	$ 0.14	$ 0.41	$ 0.44
Shares used in computation of earnings per share:				
Basic	455	454	453	451
Diluted	462	461	460	459

	Year Ended December 31, 2010 (1)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net sales	$12,948	$7,560	$6,566	$7,131
Income before income taxes	506	292	297	401
Provision for income taxes	84	79	88	100
Net income	416	231	207	299
Basic earnings per share	$ 0.93	$ 0.51	$ 0.46	$ 0.67
Diluted earnings per share	$ 0.91	$ 0.51	$ 0.45	$ 0.66
Shares used in computation of earnings per share:				
Basic	450	448	447	445
Diluted	458	456	455	454

(1) The sum of quarterly amounts, including per share amounts, may not equal amounts reported for year-to-date periods. This is due to the effects of rounding and changes in the number of weighted-average shares outstanding for each period.

Item 9. *Changes in and Disagreements with Accountants On Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation required by the 1934 Act, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the 1934 Act, as of December 31, 2011. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the 1934 Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2011, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Ernst & Young has independently assessed the effectiveness of our internal control over financial reporting and its report is included below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Amazon.com, Inc.

We have audited Amazon.com, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amazon.com, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amazon.com, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amazon.com, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 of Amazon.com, Inc. and our report dated January 31, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
January 31, 2012

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information regarding our Executive Officers required by Item 10 of Part III is set forth in Item 1 of Part I "Business—Executive Officers and Directors." Information required by Item 10 of Part III regarding our Directors and any material changes to the process by which security holders may recommend nominees to the Board of Directors is included in our Proxy Statement relating to our 2012 Annual Meeting of Shareholders, and is incorporated herein by reference. Information relating to our Code of Business Conduct and Ethics and to compliance with Section 16(a) of the 1934 Act is set forth in our Proxy Statement relating to our 2012 Annual Meeting of Shareholders and is incorporated herein by reference. To the extent permissible under Nasdaq rules, we intend to disclose amendments to our Code of Business Conduct and Ethics, as well as waivers of the provisions thereof, on our investor relations website under the heading "Corporate Governance" at www.amazon.com/ir.

Item 11. ***Executive Compensation***

Information required by Item 11 of Part III is included in our Proxy Statement relating to our 2012 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

Information required by Item 12 of Part III is included in our Proxy Statement relating to our 2012 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information required by Item 13 of Part III is included in our Proxy Statement relating to our 2012 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information required by Item 14 of Part III is included in our Proxy Statement relating our 2012 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) *List of Documents Filed as a Part of This Report:*

(1) *Index to Consolidated Financial Statements:*

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2011

Consolidated Statements of Operations for each of the three years ended December 31, 2011

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Stockholders' Equity for each of the three years ended December 31, 2011

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

(2) *Index to Financial Statement Schedules:*

Schedule II – Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or because it is not required.

(3) *Index to Exhibits*

See exhibits listed under the Exhibit Index below.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, as of January 31, 2012.

AMAZON.COM, INC.

By: /s/ JEFFREY P. BEZOS

Jeffrey P. Bezos
President, Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of January 31, 2012.

Signature	Title
/s/ JEFFREY P. BEZOS **Jeffrey P. Bezos**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ THOMAS J. SZKUTAK **Thomas J. Szkutak**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ SHELLEY REYNOLDS **Shelley Reynolds**	Vice President, Worldwide Controller (Principal Accounting Officer)
/s/ TOM A. ALBERG **Tom A. Alberg**	Director
/s/ JOHN SEELY BROWN **John Seely Brown**	Director
/s/ WILLIAM B. GORDON **William B. Gordon**	Director
/s/ BLAKE G. KRIKORIAN **Blake G. Krikorian**	Director
/s/ ALAIN MONIÉ **Alain Monié**	Director
/s/ JONATHAN J. RUBINSTEIN **Jonathan J. Rubinstein**	Director
/s/ THOMAS O. RYDER **Thomas O. Ryder**	Director
/s/ PATRICIA Q. STONESIFER **Patricia Q. Stonesifer**	Director

AMAZON.COM, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expense	Amounts Written Off	Balance at End of Period
		(in millions)		
Allowance for doubtful accounts				
December 31, 2011	$ 77	$ 87	$ (82)	$ 82
December 31, 2010	66	75	(64)	77
December 31, 2009	76	55	(65)	66
Allowance for sales returns and commissions				
December 31, 2011	$103	$(490)	$542	$155
December 31, 2010	76	(396)	423	103
December 31, 2009	36	(154)	194	76

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2000).
3.2	Restated Bylaws of the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed February 18, 2009).
10.1†	1997 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the Quarter ended March 31, 2010).
10.2†	1999 Non-Officer Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-74419) filed March 15, 1999).
10.3†	Offer Letter of Employment to Diego Piacentini, dated January 17, 2000 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2000).
10.4†	Offer Letter of Employment to H. Brian Valentine, dated June 23, 2006 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2007).
10.5†	Form of Indemnification Agreement between the Company and each of its Directors (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-23795) filed March 24, 1997).
10.6†	Form of Restricted Stock Unit Agreement for Officers and Employees (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002).
10.7†	Form of Restricted Stock Unit Agreement for Directors (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002).
10.8†	Form of Restricted Stock Agreement (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2001).
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Significant Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Jeffrey P. Bezos, Chairman and Chief Executive Officer of Amazon.com, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2	Certification of Thomas J. Szkutak, Senior Vice President and Chief Financial Officer of Amazon.com, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
32.1	Certification of Jeffrey P. Bezos, Chairman and Chief Executive Officer of Amazon.com, Inc., pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Thomas J. Szkutak, Senior Vice President and Chief Financial Officer of Amazon.com, Inc., pursuant to 18 U.S.C. Section 1350.
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL: (i) Consolidated Statements of Cash Flows, (ii) Consolidated Statements of Operations, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Stockholders' Equity, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

† Executive Compensation Plan or Agreement

Stock Price Performance Graph

The graph set forth below compares cumulative total return on the common stock with the cumulative total return of the Morgan Stanley Technology Index, the S&P 500 Index, and the S&P 500 Retailing Index, resulting from an initial investment of $100 in each and, except in the case of the Morgan Stanley Technology Index, assuming the reinvestment of any dividends, based on closing prices. Measurement points are the last trading day of each of Amazon's fiscal years ended December 31, 2006, 2007, 2008, 2009, 2010, and 2011.



$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Dollars
2006
2007
2008
2009
2010
2011
Year Ended December 31

	Legend	Cumulative Total Return Year Ended December 31,					
		2006	2007	2008	2009	2010	2011
Amazon.com, Inc.	—◇—	$100	$235	$130	$341	$456	$439
Morgan Stanley Technology Index	—△—	100	110	60	102	117	104
S&P 500 Index	—□—	100	105	66	84	97	99
S&P 500 Retailing Index	—×—	100	83	57	86	108	113

Note: Stock price performance shown in the Stock Price Performance Graph for the common stock is historical and not necessarily indicative of future price performance.

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